UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Interim Financial Statements -
(Free translation from the original prepared in Portuguese)
September 30, 2024

cosan

1

CONTENT

2

INDEPENDENT AUDITOR’S REVIEW REPORT ON THE INDIVIDUAL AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the

Shareholders, Board Members and Management of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Cosan S.A. (“Company”), included in the quarterly information, for the quarter ended September 30, 2024, which comprises the individual and consolidated interim statement of financial position as at September 30, 2024, and the respective individual and consolidated interim statements of profit or loss and comprehensive income for the three and nine-month periods then ended, and of changes in equity and of cash flows for the nine-month period then ended, including the notes to the financial information.

The Company’s and its controlled companies’ Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with NBC TG 21 (R4) and with International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for the presentation of this interim financial information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to quarterly information. Our responsibility is to express a conclusion on the individual and consolidated interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists principally of applying analytical and other review procedures and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact that would leads us to believe that the individual and consolidated interim financial information included in the accompanying Quarterly Information has not been prepared, in all material respects, in accordance with NBC TG 21 (R4) and IAS 34, applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by CVM.

3

Other matters

Individual and consolidated interim statements of value added – Supplementary information

The interim financial information referred to above includes the individual and consolidated statements of value added for the nine-month period ended September 30, 2024, prepared under the responsibility of the Company's Management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed with the review of the quarterly information, with the purpose of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and if its form and contents meet the criteria defined in NBC TG 09 – Statement of Value Added. Based on our review, we are not aware of any fact that would lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in this standard and consistently with the individual and consolidated interim financial information taken as a whole.

Interim financial information for the previous quarter reviewed by another independent auditor

The corresponding amounts related to the individual and consolidated interim financial information for the quarter ended September 30, 2023, originally prepared before the reclassifications disclosed in Note 3.1, were reviewed by other independent auditors and their review report issued, without modification, on November 13, 2023. We also reviewed the reclassifications described in Note 3.1 that were carried out to change the corresponding values relating to the individual and consolidated interim financial information for the three and nine-month period as of September 30, 2023. In our conclusion, such reclassifications are appropriate and were correctly carried out. We were not engaged to audit, review or apply any other procedures to the Company's individual and consolidated interim financial information for the corresponding three and nine-month period ended September 30, 2023 and, therefore, we do not express an opinion or any form of assurance regarding this individual and consolidated interim financial information, taken as a whole.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 13, 2024.

BDO RCS Auditores Independentes SS Ltda. CRC 2 SP 013846/O-1

Luiz Gustavo Pereira dos Santos
Accountant CRC 1 SP 258849/O-9

4

Statements of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets
Cash and cash equivalents	5.2	1,180,156	1,769,976	14,627,568	14,658,481
Restricted cash	5.3	—	—	8,280	7,860
Marketable securities	5.3	920,658	705,777	4,678,504	3,407,955
Trade receivables	5.7	—	—	4,032,624	3,330,488
Derivative financial instruments	5.6	—	54,935	619,281	202,399
Inventories	7	—	—	2,229,711	1,792,714
Receivables from related parties	5.8	59,736	173,351	213,573	251,471
Income tax receivable		417,756	508,268	900,664	888,942
Other recoverable taxes	6	5,278	8,346	829,432	745,856
Dividend receivable	17	155,426	319,135	165,451	255,777
Sectorial financial assets	5.10	—	—	224,564	207,005
Other financial assets		—	—	655	690
Other current assets		51,248	177,001	521,271	722,386
Current assets		2,790,258	3,716,789	29,051,578	26,472,024
Current assets held for sale	8	800,639	2,998	2,479,300	2,138,165
		3,590,897	3,719,787	31,530,878	28,610,189

Trade receivables	5.7	—	—	172,290	114,148
Marketable securities	5.3	—	—	117,679	96,006
Restricted cash	5.3	42,776	81,621	161,915	195,392
Deferred tax assets	15	3,585,605	2,478,911	6,672,234	5,609,030
Receivables from related parties	5.8	409,468	174,745	208,293	88,620
Income tax receivable		—	—	256,096	432,360
Other recoverable taxes	6	34,796	33,639	1,280,393	1,132,703
Judicial deposits	16	413,113	403,489	1,049,117	895,901
Derivative financial instruments	5.6	745,510	102,881	1,968,410	2,344,400
Sectorial financial assets	5.10	—	—	471,453	341,695
Other non-current assets		101,220	71,250	280,112	216,694
Other financial assets		—	—	3,705	2,423
Investments in subsidiaries and associates	9.1	37,651,688	35,741,778	15,336,571	17,611,369
Investment in joint ventures	10	1,290,700	1,320,592	11,395,237	11,742,442
Property, plant and equipment	11.1	38,436	39,817	21,286,890	21,239,974
Intangible assets and goodwill	11.2	8,575	6,863	25,958,618	22,650,287
Contract assets	11.3	—	—	1,085,341	1,052,105
Right-of-use assets	11.4	17,713	22,200	10,028,433	9,513,518
Investment property	11.5	—	—	15,566,348	15,976,126
Non-current assets		44,339,600	40,477,786	113,299,135	111,255,193

Total assets		47,930,497	44,197,573	144,830,013	139,865,382

The accompanying notes are an integral part of these interim financial statements.

5

Statements of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Liabilities
Loans, borrowings and debentures	5.4	382,024	800,987	4,521,976	4,882,398
Leases	5.5	8,927	8,959	946,463	733,063
Derivative financial instruments	5.6	768,405	364,747	1,833,210	1,250,520
Trade payables	5.9	3,462	2,431	4,513,318	3,920,273
Employee benefits payables		38,930	61,926	679,397	829,329
Income tax payables		40,763	2,716	456,464	445,934
Other taxes payable	14	109,131	226,556	645,473	673,718
Dividends payable	17	3,495	276,065	81,127	549,054
Concessions payable	13	—	—	162,315	250,971
Related party payables	5.8	207,670	198,899	423,698	322,160
Sectorial financial liabilities	5.10	—	—	67,198	70,013
Other financial liabilities	5	—	—	951,297	476,895
Other current liabilities		631,675	593,643	1,453,537	1,516,084
Current Liabilities		2,194,482	2,536,929	16,735,473	15,920,412
Liabilities related to assets held for sale	8	—	—	238,393	238,393
		2,194,482	2,536,929	16,973,866	16,158,805
Loans, borrowings and debentures	5.4	17,389,299	12,695,337	57,472,635	52,022,256
Leases	5.5	15,794	20,584	5,280,821	4,542,731
Derivative financial instruments	5.6	55,388	281,238	516,837	2,164,625
Trade payables	5.9	—	—	19,040	264,252
Employee benefits payables		—	—	13,304	—
Other taxes payable	14	213,863	158,857	283,927	163,242
Provision for legal proceedings	16	379,630	401,093	1,912,210	1,714,403
Concessions payable	13	—	—	3,458,398	3,314,402
Investments with unsecured liabilities	9.1	70,845	146,276	—	—
Related party payables	5.8	7,157,062	6,449,968	1,078	1,078
Post-employment benefits	23	329	313	647,722	617,647
Deferred tax liabilities	15	—	—	5,956,915	5,225,433
Sectorial financial liabilities	5.10	—	—	1,903,016	1,740,685
Deferred revenue		—	—	17,224	19,129
Other financial liabilities	5	—	—	289,977	—
Other non-current liabilities		529,986	551,671	846,595	935,514
Non-current liabilities		25,812,196	20,705,337	78,619,699	72,725,397
Total liabilities		28,006,678	23,242,266	95,593,565	88,884,202

Shareholders' equity	17
Share capital		8,832,544	8,682,544	8,832,544	8,682,544
Treasury shares		(22,600)	(93,917)	(22,600)	(93,917)
Additional paid-in capital		2,389,964	2,561,964	2,389,964	2,561,964
Accumulated other comprehensive income		76,323	314,325	76,323	314,325
Retained earnings		8,773,990	9,490,391	8,773,990	9,490,391
Accumulated losses		(126,402)	—	(126,402)	—

Equity attributable to:
Owners of the Company		19,923,819	20,955,307	19,923,819	20,955,307
Non-controlling interest	9.2	—	—	29,312,629	30,025,873
Total shareholders' equity		19,923,819	20,955,307	49,236,448	50,981,180
Total liabilities and shareholders' equity		47,930,497	44,197,573	144,830,013	139,865,382

The accompanying notes are an integral part of these interim financial statements.

6

Statements of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company				Consolidated
	Note	3Q24	3Q23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)	3Q24	3Q23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)
Net sales	19	—	—	—	—	11,646,297	10,295,711	32,182,361	29,964,872
Cost of sales	20	—	—	—	—	(7,809,169)	(7,064,945)	(21,875,210)	(21,480,799)
Gross profit		—	—	—	—	3,837,128	3,230,766	10,307,151	8,484,073
		—	—
Selling expenses	20	—	—	—	—	(417,549)	(329,465)	(1,155,450)	(1,010,705)
General and administrative expenses	20	(114,068)	(129,518)	(329,269)	(310,858)	(949,192)	(678,074)	(2,143,860)	(1,701,289)
Other operating incomes (expenses), net	21	(20,191)	(40,322)	(5,796)	(43,017)	(55,152)	1,403,873	(2,463,434)	1,709,720
Operating expenses		(134,259)	(169,840)	(335,065)	(353,875)	(1,421,893)	396,334	(5,762,744)	(1,002,274)

Profit (loss) before equity in earnings of investees finance results and income taxes		(134,259)	(169,840)	(335,065)	(353,875)	2,415,235	3,627,100	4,544,407	7,481,799

Interest in earnings (losses) of subsidiaries and associates	9.1	693,836	1,277,839	2,271,826	(39,682)	612,280	74,725	1,907,075	194,822
Interest in earnings (losses) of joint ventures	10	(13,069)	(3,544)	(8,017)	154,713	(105,337)	(29,861)	(58,271)	1,363,556
Equity in earnings of investees		680,767	1,274,295	2,263,809	115,031	506,943	44,864	1,848,804	1,558,378

Financial expense		(581,346)	(504,229)	(1,736,655)	(1,396,303)	(1,825,539)	(646,254)	(5,820,846)	(10,323,734)
Financial income		91,516	91,269	191,887	240,953	680,596	722,377	2,022,082	1,951,914
Foreign exchange, net		303,676	(348,799)	(1,548,901)	361,829	463,788	(756,108)	(2,510,248)	1,379,572
Net effect of derivatives		(249,751)	17,777	(110,802)	(993,863)	(736,139)	(794,381)	590,586	(394,008)
Financial results, net	22	(435,905)	(743,982)	(3,204,471)	(1,787,384)	(1,417,294)	(1,474,366)	(5,718,426)	(7,386,256)

Profit (loss) before income taxes		110,603	360,473	(1,275,727)	(2,026,228)	1,504,884	2,197,598	674,785	1,653,921

Income taxes	15
Current		(3,677)	—	(7,526)	30,562	(540,995)	(576,807)	(1,368,911)	(2,249,629)
Deferred		164,373	308,107	1,135,269	711,932	30,950	76,704	983,024	1,411,823
		160,696	308,107	1,127,743	742,494	(510,045)	(500,103)	(385,887)	(837,806)

Profit (loss) for the period from continuing operations		271,299	668,580	(147,984)	(1,283,734)	994,839	1,697,495	288,898	816,115
Profit for the period from discontinued operation, net of tax	8	21,582	10,172	21,582	15,654	31,935	29,512	31,935	45,419
Profit (loss) for the period		292,881	678,752	(126,402)	(1,268,080)	1,026,774	1,727,007	320,833	861,534

Profit (loss) attributable to:
Owners of the Company		292,881	678,752	(126,402)	(1,268,080)	292,881	678,752	(126,402)	(1,268,080)
Non-controlling interest		—	—	—	—	733,893	1,048,255	447,235	2,129,614
		292,881	678,752	(126,402)	(1,268,080)	1,026,774	1,727,007	320,833	861,534

Earnings per share - continuing operations	18
Basic						R$0.1457	R$0.3581	(R$0.0794)	(R$0.6877)
Diluted						R$0.1452	R$0.3579	(R$0.0795)	(R$0.6929)
Earnings per share - discontinued operations	18
Basic						R$0.0116	R$0.0054	R$0.0116	R$0.0080
Diluted						R$0.0116	R$0.0054	R$0.0115	R$0.0080
(i) For additional information see note 3.1
The accompanying notes are an integral part of these interim financial statements.

7

Statements of comprehensive income

(In thousands of Reais)

	Parent Company				Consolidated
	3Q24	3Q23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)	3Q24	3Q23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)
Profit (loss) for the period	292,881	678,752	(126,402)	(1,268,080)	1,026,774	1,727,007	320,833	861,534

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(283,130)	(163,848)	(118,926)	(584,019)	(358,679)	(216,113)	(164,175)	(785,812)
Gain (loss) on cash flow hedge	29,962	(77,088)	(129,794)	(58,564)	41,209	(104,761)	(168,501)	(84,007)
	(253,168)	(240,936)	(248,720)	(642,583)	(317,470)	(320,874)	(332,676)	(869,819)

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) with defined benefit plan	(4,582)	—	10,718	121	(7,003)	(23,064)	18,561	477
Deferred taxes	—	—	—	—	2,381	14,096	(6,311)	(162)
	(4,582)	—	10,718	121	(4,622)	(8,968)	12,250	315

Comprehensive income from continuing operations	13,549	427,644	(385,986)	(1,926,196)	672,747	1,367,653	(31,528)	(53,389)
Comprehensive income from discontinued operations	21,582	10,172	21,582	15,654	31,935	29,512	31,935	45,419
Total comprehensive income for the period	35,131	437,816	(364,404)	(1,910,542)	704,682	1,397,165	407	(7,970)

Comprehensive income attributable to:
Owners of the Company	35,131	437,816	(364,404)	(1,910,542)	35,131	437,816	(364,404)	(1,910,542)
Non-controlling interest	—	—	—	—	669,551	959,349	364,811	1,902,572
	35,131	437,816	(364,404)	(1,910,542)	704,682	1,397,165	407	(7,970)

(i) For additional information see note 3.1

The accompanying notes are an integral part of these interim financial statements.

8

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive income	Legal	Statutory reserve	Retained earnings	Accumulated loss	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
At January 1, 2024	8,682,544	(93,917)	737	2,561,227	314,325	58,802	8,610,796	820,793	—	20,955,307	30,025,873	50,981,180

(Loss) profit for the period	—	—	—	—	—	—	—	—	(126,402)	(126,402)	447,235	320,833

Other comprehensive income (note 17(d))
Loss from cash flow hedge accounting	—	—	—	—	(129,794)	—	—	—	—	(129,794)	(38,707)	(168,501)
Foreign currency translation differences	—	—	—	—	(118,926)	—	—	—	—	(118,926)	(45,249)	(164,175)
Actuarial gain on defined benefit plan, net of tax	—	—	—	—	10,718	—	—	—	—	10,718	1,532	12,250
Total comprehensive income (loss) for the period	—	—	—	—	(238,002)	—	—	—	(126,402)	(364,404)	364,811	407

Transactions with owners of the Company
Contributions and distributions
Capital increase (note 17(a))	150,000	—	—	—	—	—	(150,000)	—	—	—	—	—
Reduction of capital in subsidiary	—	—	—	—	—	—	—	—	—	—	(20,629)	(20,629)
Own shares acquired	—	(162,174)	—	—	—	—	—	—	—	(162,174)	—	(162,174)
Cancellation of treasury shares	—	118,975	—	(118,975)	—	—	—	—	—	—	—	—
Share based payments	—	114,516	—	(202,320)	—	—	—	—	—	(87,804)	8,020	(79,784)
Loss on dividend distribution to non-controlling shareholders	—	—	—	(712)	—	—	—	—	—	(712)	928	216
Dividends	—	—	—	—	—	—	(566,401)	—	—	(566,401)	(1,708,707)	(2,275,108)
Business combination (note 9.3)	—	—	—	—	—	—	—	—	—	—	574,598	574,598
Employee compensation plan - value of employee services	—	—	—	153,659	—	—	—	—	—	153,659	64,763	218,422
Total contributions and distributions	150,000	71,317	—	(168,348)	—	—	(716,401)	—	—	(663,432)	(1,081,027)	(1,744,459)

Changes in ownership interests
Change of shareholding interest in subsidiary (note 9.1)	—	—	—	(3,652)	—	—	—	—	—	(3,652)	2,972	(680)
Total changes in ownership interests	—	—	—	(3,652)	—	—	—	—	—	(3,652)	2,972	(680)

Total transactions with owners of the Company	150,000	71,317	—	(172,000)	—	—	(716,401)	—	—	(667,084)	(1,078,055)	(1,745,139)

At September 30, 2024	8,832,544	(22.600)	737	2,389,227	76,323	58,802	7,894,395	820,793	(126,402)	19,923,819	29,312,629	49,236,448

The accompanying notes are an integral part of these interim financial statements.

9

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive income	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated loss	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
At January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	—	20,653,167	27,516,232	48,169,399
(Loss) profit for the period	—	—	—	—	—	—	—	—	—	(1,268,080)	(1,268,080)	2,129,614	861,534
Other comprehensive income (note 17 (d))
Gain from cash flow hedge accounting	—	—	—	—	(58,564)	—	—	—	—	—	(58,564)	(25,443)	(84,007)
Foreign currency translation differences	—	—	—	—	(584,019)	—	—	—	—	—	(584,019)	(201,793)	(785,812)
Actuarial gain on defined benefit plan	—	—	—	—	121	—	—	—	—	—	121	194	315
Total comprehensive income (loss) for the period	—	—	—	—	(642,462)	—	—	—	—	(1,268,080)	(1,910,542)	1,902,572	(7,970)
Transactions with owners of the Company
Contributions and distributions
Capital increase	280,000	—	—	—	—	—	(280,000)	—	—	—	—	—	—
Proceeds from capital increase in subsidiary	—	—	—	—	—	—	—	—	—	—	—	9,709	9,709
Gain on capital increase in a subsidiary	—	—	—	60,468	—	—	—	—	—	—	60,468	17,947	78,415
Share based payments	—	(114)	—	4,593	—	—	—	—	—	—	4,479	(7,819)	(3,340)
Write-off of stake in subsidiary	—	—	—	—	—	—	—	—	—	—	—	(22,280)	(22,280)
Dividends	—	—	—	—	—	—	(349,670)	(171,021)	—	—	(520,691)	(462,818)	(983,509)
Employee compensation plan - value of employee services	—	—	—	114,220	—	—	—	—	—	—	114,220	39,667	153,887
Total contributions and distributions	280,000	(114)	—	179,281	—	—	(629,670)	(171,021)	—	—	(341,524)	(425,594)	(767,118)

Changes in ownership interests
Gain on distribution of dividends in subsidiary	—	—	—	79,825	—	—	—	—	—	—	79,825	188,509	268,334
Change of shareholding interest in subsidiary	—	—	—	567	—	—	—	—	—	—	567	—	567
Total changes in ownership interests	—	—	—	80,392	—	—	—	—	—	—	80,392	188,509	268,901
Total transactions with owners of the Company	280,000	(114)	—	259,673	—	—	(629,670)	(171,021)	—	—	(261,132)	(237,085)	(498,217)

At September 30, 2023	8,682,544	(107,254)	737	2,578,864	(74,916)	58,802	8,610,796	—	—	(1,268,080)	18,481,493	29,181,719	47,663,212

The accompanying notes are an integral part of these interim financial statements.
10

Statement of cash flow

(In thousands of Reais)

		Parent Company		Consolidated
	Note	9M24	9M23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)
Cash flows from operating activities
Profit (loss) before income taxes		(1,275,727)	(2,026,228)	674,785	1,653,921
Adjustments for:
Depreciation and amortization	20	11,731	10,697	2,900,785	2,477,810
Impairment	21	—	—	2,683,879	—
Interest in earnings of subsidiaries and associates	9.1	(2,271,826)	39,682	(1,907,075)	(194,822)
Interest in earnings of joint ventures	10	8,017	(154,713)	58,271	(1,363,556)
Loss (gain) on disposed assets	21	7	(13,563)	(24,091)	4,959
Share based payment	24	33,679	80,296	255,309	151,177
Change in fair value of investment properties	21	—	—	—	(463,837)
Provision for legal proceedings	21	21,464	56,716	202,705	139,301
Interests and foreign exchange, net		3,257,700	1,847,394	6,822,918	8,484,094
Sectorial financial assets and liabilities, net	5.10	—	—	(55,329)	(2,587)
Provisions for employee benefits		27,737	31,413	286,153	251,637
Allowance for expected credit losses		—	—	35,647	16,418
Profit on sales of investments	21	—	—	383,205	—
Tax credit recovery		—	—	4,200	(9,106)
Other		649	(49,490)	(298,446)	(1,208,326)
		(186,569)	(177,796)	12,022,916	9,937,083
Variation in:
Trade receivables		—	—	(313,803)	199,656
Inventories		—	—	(119,183)	(92,991)
Other taxes, net		(30,234)	2,667	(193,710)	538,549
Income tax		118,808	76,323	(1,077,172)	(861,932)
Related parties, net		7,485	17,047	61,431	(46,267)
Trade payables		3,000	(112,213)	(79,927)	(360,292)
Employee benefits		(55,812)	(40,975)	(459,022)	(295,206)
Provision for legal proceedings		2,666	(17,373)	(257,964)	(284,099)
Derivative financial instruments		—	—	(13,717)	19,860
Other financial liabilities		—	—	183,486	(210,456)
Judicial deposits		(2,459)	(33,174)	(139,637)	(15,960)
Post-employment benefits obligation		—	—	(27,091)	(25,952)
Other assets and liabilities, net		4,389	19,470	(210,288)	(213,368)
		47,843	(88,228)	(2,646,597)	(1,648,458)

Net cash (used in) generated from operating activities		(138,726)	(266,024)	9,376,319	8,288,625

Cash flows from investing activities
Capital contribution to associates	9.1	(4,173,198)	(296,500)	—	(47,300)
Capital contribution in joint ventures	10	(12,337)	—	(12,337)	—
Acquisition of subsidiary, net of cash acquired		—	—	(330,593)	—
Purchase of marketable securities		(180,700)	277,788	(948,373)	(1,745,814)
Restricted cash		43,048	(116,541)	42,266	(133,760)
Dividends received from associates	17	2,639,937	819,331	973,977	115,517
Dividends received from joint venture	17	228,342	58,635	293,912	516,268
Dividends received from finance investment		—	—	—	816,902
Acquisition of instruments designated at fair value		—	—	(406)	(7,519)
Cash in the incorporation operation		352	—	—	—
Capital reduction in subsidiaries	9.1	735,227	—	—	—
Acquisition of property, plant and equipment, intangible and contract assets		(7,572)	(4,130)	(5,185,588)	(4,431,547)
Proceeds from the sale of investments		16,847	15,000	2,096,475	(5,926)
Net cash from sale of discontinued operations		—	—	2,886	64,684
Cost of acquiring new business		—	—	(17,047)	—
Receipt of derivative financial instruments, except debt		—	162,114	103,147	166,390
Payment of derivative financial instruments, except debt		(70,503)	(116,303)	(159,186)	(125,435)
Cash received on the sale of property, plant and equipment and intangible assets		—	—	22,923	1,691
Net cash (used in) generated from investing activities		(780,557)	799,394	(3,117,944)	(4,815,849)

11

Statement of cash flow

(In thousands of Reais)

		Parent Company		Consolidated
	Note	9M24	9M23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)
Cash flows from financing activities
Proceeds from loans, borrowings and debentures	5.4	4,421,447	3,483,102	13,305,974	8,357,970
Principal repayment of loans, borrowings and debentures	5.4	(1,160,058)	(579,942)	(10,815,516)	(3,562,837)
Payment of interest on loans, borrowings and debentures	5.4	(1,135,219)	(659,023)	(3,516,016)	(2,446,032)
Payment of derivative financial instruments		(474,404)	(608,433)	(2,455,879)	(1,831,815)
Proceeds from derivative financial instruments		19,762	292,303	879,243	407,971
Costs of banking operations with derivatives		—	—	(29,828)	(412,309)
Principal repayment of leases	5.5	(4,828)	(4,046)	(546,126)	(363,767)
Payment of interest on leases	5.5	(2,332)	(2,716)	(282,432)	(144,957)
Proceeds from capital contributions by non-controlling shareholders		—	—	—	9,709
Capital reduction		—	—	(20,520)	—
Related parties		(346,758)	(510,712)	—	—
Proceeds from the sale of treasury shares		(164,496)	—	(164,496)	—
Dividends paid	17	(838,971)	(798,203)	(2,118,294)	(1,627,717)
Dividends paid for preferred shares	17	—	—	(668,022)	—
Gain on derivative banking operations		—	—	20,993	—
Payment of share-based compensation		—	—	—	(13,597)
Net cash generated from (used in) financing activities		314,143	612,330	(6,410,919)	(1,627,381)

Increase (decrease) in cash and cash equivalents		(605,140)	1,145,700	(152,544)	1,845,395

Cash and cash equivalents at the beginning of the period		1,769,976	1,348,461	14,658,481	13,301,716
Effect of the foreign exchange rate changes		15,320	(19,297)	121,631	(65,738)
Cash and cash equivalents at the end of the period		1,180,156	2,474,864	14,627,568	15,081,373

Additional information
Income taxes paid		—	—	922,299	63,360

(i)    For additional information see note 3.1

The accompanying notes are an integral part of these interim financial statements.

Non-cash transactions:

The Company presents its statements of cash flow using the indirect method. During the period ended September 2024, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$1,099,080 (R$1,961,656 on September 30, 2023), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments R$920,939 (R$196,923 on September 30, 2023).
(iii)	In the subsidiary Compass there are remaining installments relating to the acquisition of Compagas in the amount of R$580,046 which will be settled by September 2026.
(iv)	On September 30, 2024, the indirect subsidiary Norgás decided on interim dividends in the amount of R$29,049, to be paid in the following month.

Disclosure of interest and dividends:

Dividends and interest on equity capital received are classified as cash flow from investing activities by the Company. Dividends and interest paid are classified as cash flow from financing activities.

12

Statement of value added

(In thousands of Reais)

	Parent Company		Consolidated
	9M24	9M23	9M24	9M23 (Reclassified) (i)
Revenue
Net sales	—	—	37,215,337	35,198,123
Other income (expense), net	8,203	(27,953)	893,384	1,878,551
Impairment gain (loss) on trade receivables	—	—	301	(16,418)
	8,203	(27,953)	38,109,022	37,060,256
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	20,299,886	20,264,600
Materials, energy, third-party services and other	129,926	89,025	1,771,221	1,476,273
	129,926	89,025	22,071,107	21,740,873

Gross value added	(121,723)	(116,978)	16,037,915	15,319,383

Retention
Depreciation, amortization and impairment	11,731	10,697	5,584,664	2,477,810

Net value added	(133,454)	(127,675)	10,453,251	12,841,573

Value added transferred in
Interest in earnings of subsidiaries and associates	2,271,826	(39,682)	1,907,075	194,822
Interest in earnings of joint ventures	(8,017)	154,713	(58,271)	1,363,556
Profit for the period from discontinued operation, net of tax	21,582	15,654	31,935	45,419
Finance revenue	191,887	240,953	2,022,082	1,951,914
	2,477,278	371,638	3,902,821	3,555,711

Value added to be distributed	2,343,824	243,963	14,356,072	16,397,284

Distribution of value added
Personnel and payroll charges	142,197	206,555	2,094,928	1,937,589
Direct remuneration	112,757	193,797	1,693,874	1,572,424
Benefits	9,899	8,233	307,475	286,376
FGTS and other	19,541	4,525	93,579	78,789

Taxes, fees and contributions	(1,068,326)	(722,849)	4,096,815	4,168,392
Federal	(1,094,572)	(726,915)	1,710,344	1,960,297
State	—	—	2,233,963	2,078,368
Municipal	26,246	4,066	152,508	129,727

Financial expenses and rents	3,396,355	2,028,337	7,843,496	9,429,769
Interest and foreign exchange variation	3,351,553	2,113,122	7,494,919	8,828,055
Rents	—	—	116,252	107,455
Other	44,802	(84,785)	232,325	494,259

Equity Remuneration	(126,402)	(1,268,080)	320,833	861,534
Non-controlling interests	—	—	447,235	2,129,614
Retained losses	(147,984)	(1,283,734)	(158,337)	(1,313,499)
Profit for the period from discontinued operation, net of tax	21,582	15,654	31,935	45,419

(i) For more details see note 3.1
The accompanying notes are an integral part of these interim financial statements.

13

 Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

1. OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the ticker “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the ticker “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Corporate Cosan (Corporate segment) is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint ventures. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial results attributed to loans.
(ii)	Bradesco BBI S.A. (“Bradesco”) holds preferred shares corresponding to a 23.20% stake in Cosan Dez Participações S.A. (“Cosan Dez”), which has a direct 88% stake in Compass Gás e Energia S.A. (“Compass”).
(iii)	Itaú Unibanco S.A. (“Itaú”) holds preferred shares corresponding to a 26.91% stake in Cosan Nove Participações S.A. (“Cosan Nove”), which has a direct 39.09% stake in Raízen S.A. (“Raízen”).
(iv)	Cosan Oito S.A. (“Cosan Oito”) is a subsidiary of Cosan S.A., which has a stake in Vale S.A. (“Vale”) with significant influence.

14

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

2. RELEVANT EVENTS IN THE PERIOD

INTERNALIZATION OF SENIOR NOTES 2031

On February 16, 2024, the Company internalized the remaining funds from the Senior Notes due 2031, through the issuance of Loan 4131 by Cosan, in the amount of U.S.$600,000 thousand, or R$2,982,600, with an annual coupon of 6.6% for the first four semesters and interest payment of 7.25% p.a. for the others. On the other hand, Cosan Luxembourg S.A. (“Cosan Luxembourg”) contracted a Time Deposit (“TD”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 7.25%, having as underlying asset the issue of Loan 4131. For more information, see note 5.4 (e).

DISTRIBUTION OF DIVIDENDS FROM VALE

On February 22, 2024, Vale's Board of Directors approved shareholder remuneration in the amount of R$11,721,894. The amount declared corresponds entirely to dividends, totaling R$2.738548374 per share. The payment took place on March 19, 2024, and the subsidiary Cosan Oito received R$577,469.

TENTH ISSUE OF COMGÁS DEBENTURES

On February 29, 2024, the Board of Directors of the indirect subsidiary Companhia de Gás de São Paulo – COMGÁS (“Comgás”) approved the public offering of the 10th issue of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in a single series. The issue was for a total amount of R$1,500,000, bearing interest every six months at a rate equal to the DI plus a spread of 0.80% p.a., and with the principal maturing on March 15, 2029, with amortization on the maturity date. The net proceeds from the issue will be used for the ordinary management of the business of the indirect subsidiary Comgás.

RENEWAL OF THE SUDAM TAX BENEFIT

On December 20, 2023, Rumo Malha Norte S.A. (“Rumo Malha Norte”) submitted to the Brazilian Federal Revenue Service (“RFB”) the constitutive report number 143/2023, issued by the Superintendency for the Development of the Amazon (“SUDAM”) on December 6, 2023, attesting to the fulfillment of the legal conditions and requirements required to renew the tax benefit for another 10 years. In view of the above, the RFB, in the use of its powers, decided on March 13, 2024, through executive declaratory act number 024213308, to recognize the right to a 75% reduction in income tax and the additional taxes referred to in Article 1 of Provisional Measure No. 2,199-14, of August 24, 2001, calculated on the basis of operating profit, for the legal entity Rumo Malha Norte.

THIRD ISSUE OF COMPASS DEBENTURES

On March 15, 2024, the subsidiary Compass Gás e Energia S.A. (“Compass”) raised its 3rd issue of simple, non-convertible debentures, in the amount of R$1,500,000, with remuneration of CDI + 1.08% p.a., semi-annual interest and principal maturing on March 15, 2029. The funds obtained from the issue will be used for general purposes and to reinforce working capital.

COMPASS AND TRSP COMMERCIAL NOTES

On March 20, 2024, the subsidiary Compass and its subsidiary TRSP - Terminal de Regaseificação de São Paulo (“TRSP”) signed the 1st Issue of Commercial Notes in the amount of R$200,000, maturing in March 2026 and remunerated at 100% of the CDI + 1.7% p.a. The contract was signed through Laqus Depositária de Valores Mobiliários S.A., following the market conditions for the respective transaction.

LOAN AGREEMENT OF EDGE COMMERCIALIZATION

On March 21, 2024, the indirect subsidiary Compass and its subsidiary Edge Comercialização S.A. (“Edge Comercialização”), formerly known as Compass Comercialização S.A. signed a loan agreement “Uncommitted Term Loan Facillity Agreement - Loan Agreement” with the bank BNP Paribas S.A. for funding in accordance with the terms of Law No. 4.131. On March 22, 2024, the companies concluded the loan in the amount of €78 million, equivalent to R$423,393, maturing in March 2025 and bearing interest of 4.88% per year.

ISSUANCE OF DEBENTURES RUMO MALHA PAULISTA S.A.

On March 25, 2024, Rumo Malha Paulista S.A. (“Rumo Malha Paulista”) raised R$1,200,000 with the 5th issue of simple, non-convertible, unsecured debentures, divided into two series. The first series has an amount of R$532,243, with a rate of IPCA + 5.7970% p.a., a term of 10 years, semi-annual interest payments and bullet amortization, while the second series is R$667,757, with a rate of IPCA + 5.9284% p.a., a term of 15 years, semi-annual interest payments and amortization in the last three years.

On June 26, 2024, Rumo Malha Paulista raised R$704,000 with the 6th issue of simple debentures, not convertible into shares, of the unsecured type, divided into two series. The first series has an amount of R$547,950, with a rate of IPCA + 6.42% p.a., a term of 10 years, semi-annual interest payments and bullet amortization, while the second series is R$156,050, with a rate of IPCA + 6.5318% p.a., a term of 15 years, semi-annual interest payments and amortization in the last three years.

15

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

On August 29, 2024, the subsidiary Rumo Malha Paulista raised R$800,000 with the 7th issue of simple debentures, not convertible into shares, of the unsecured type, divided into two series. The first series has an amount of R$500,000, while the second has an amount of R$300,000, both with a rate of IPCA + 6.0470% p.a., a term of 12 years, half-yearly interest payments and amortization in the last two years.

This issue has the same financial covenants as the other debts, as shown in note 5.1.

PORT TERMINAL PROJECT - SEEDS

On March 25, 2024, the companies Rumo S.A. and EMBRAPORT - Empresa Brasileira de Terminais Portuários S.A. signed a binding agreement for the implementation of a new port project (terminal) for grain and fertilizer elevations in the port of Santos. The estimated investment for the construction of the Terminal is R$2,500,000 and will be financed with loans, in addition to the possibility of potential strategic partnerships throughout the course of the project's implementation. The start of construction is subject to compliance with the usual conditions precedent for this type of operation, including licensing and legal and regulatory approvals. Once all the conditions precedent have been met, construction is expected to take 30 months.

COMPASS DIVIDEND RESOLUTION

On March 27, 2024, the Board of Directors of the indirect subsidiary Compass approved the distribution of dividends in the amount of R$1,500,000. The payment took place on April 12, 2024, and the amount received by the subsidiary Cosan Dez was R$1,320,000.

UNWIND VALE S.A. OPERATIONS

  Collar Financing

During the first months of 2024, as shown in the table, the company brought forward the debts linked to the Vale operation, and in April 2024 100% of the debts and collar financing derivatives linked to the operation were settled.

	Participation Cosan			Debt settlement Cashier Effect
Base date	Direct	Collar-related	Total	Principal	Interest	Gain/Loss settlement Collar
January, 2024	2.62%	2.03%	4.65%	(1,698,606)	(49,773)	188,140
February, 2024	3.91%	0.74%	4.65%	(2,067,956)	(63,689)	303,431
April, 2024 (i)	3.91%	—	3.91%	(1,918,773)	(65,880)	331,116
					(179,342)	822,687

(i)	On April 19, 2024, the Company concluded the sale of a further 33,524,185 shares equivalent to a 0.78% stake in Vale's voting share capital, together with the early settlement of the remaining debt. With this last advance payment, the Company settled 100% of the debts linked to the operation and collar derivatives, and now only holds a direct stake in Vale.
  Call Spread

In May 2024, the Company carried out the early settlement of the first tranche of the Call Spread derivative structure equivalent to 10,786 million shares or 0.24% of the total number of Vale S.A. shares, completely eliminating the maturities in 2024, reducing the economic stake from 1.58% to 1.34%.

	Cosan economic participation		Settlement gain/loss Call Spread
Base date	% Settled in advance	% Remaining	Cash effect	Result effect
May, 2024	0.24%	1.34%	14,499	(82,265)

START OF OPERATIONS TRSP

The second quarter of 2024 was marked by the start of operations at TRSP, whose operating and service model includes strategic LNG infrastructure and logistics assets.

The start of operations was mainly due to the completion of the LNG regasification terminal, located in Santos/SP. As shown in note 11.1, this asset was transferred from “work in progress” to the relevant asset classes.

16

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

EXCLUSION OF ICMS FROM THE CALCULATION BASIS OF PIS AND COFINS

On April 10, 2024, the jointly controlled subsidiary Raízen, through the subsidiary Blueway Trading Importação e Exportação S.A. (“Blueway”), obtained the RFB's approval of the tax credit request, determining the exclusion of ICMS from the PIS and COFINS calculation basis in the amount of R$1,824,019, which impacted the equity income for the period by R$563,075.

INCORPORATION OF ELEVAÇÕES PORTUÁRIAS S.A.

On April 30, 2024, CLI SUL S.A. (“CLI SUL”) completed the process of incorporating Elevações Portuárias S.A. (“EPSA”), after obtaining the necessary regulatory approvals. As a result of this corporate reorganization, Rumo received R$168,855 from CLI SUL on the same date. This amount refers to the additional acquisition price that CLI SUL undertook to pay Rumo, under the terms of the share purchase agreement signed between the parties on July 15, 2022, and corresponds to 20% of the outstanding balance of the acquisition financing, plus accrued interest and other charges, less the cash held by CLI SUL.

After the merger, CLI SUL's shareholders became Corredor Logística e Infraestrutura S.A. (“CLI”) and Rumo, with the shareholding split remaining at 80% for CLI and 20% for Rumo.

CAPITAL REDUCTION OF COSAN EIGHT

On May 23, 2024, the Annual and Extraordinary Shareholders' Meeting ("AGM") approved the capital reduction of the subsidiary Cosan Oito in the amount of R$730,000, without cancellation of shares and change in the company's equity interest.

Observing the 60-day period for creditors' opposition, the transaction was completed on July 24, 2024, with the full return of the amount to Cosan.

ADDENDUM TO THE RUMO MALHA PAULISTA CONCESSION CONTRACT

On May 28, 2024, the subsidiary Rumo signed with the Federal Government, through the National Land Transport Agency (“ANTT”), the 6th Amendment to the Concession Agreement of the indirect subsidiary Rumo Malha Paulista.

In order to update the Book of Obligations, the indirect subsidiary Rumo Malha Paulista will need to restore the economic and financial balance of the contract in an amount estimated at approximately R$1,170,000, of which R$500,000 will be converted into investments in its railway network and the rest will be paid in 4 annual installments of R$167,500. The value of each annual installment will be adjusted by the accumulated variation of the IPCA between June 2023 and two months prior to the date of actual payment.

SALE OF SHARES IN TERMINAL XXXIX

On May 29, 2024, the subsidiary Rumo entered into a share purchase agreement, selling 50% of its equity stake in Terminal XXXIX de Santos S.A. (“T-XXXIX”) to a consortium formed between Bunge Alimentos S.A. and Zen-noh Grain Corporation, as disclosed in a material fact on the same date.

The sale of the stake in T-XXXIX represents a move towards financial discipline and capital recycling, strengthening the company's cash position so that it can concentrate its efforts on projects that support the ongoing capacity increase program and strengthen the structural competitiveness of the rail modal.

The effectiveness of the operation depends on compliance with the binding conditions set out in the instrument, which has not yet occurred as of September 30, 2024.

MOOVE DIVIDEND RESOLUTION

On June 12, 2024, the Board of Directors of the subsidiary Moove Lubricants Holdings (“MLH”) approved the distribution of dividends in the amount of US$167,003 thousand, equivalent to R$690,000. The payment took place on June 21, 2024 and the Company received the amount of US$116,903 thousand, equivalent to R$630,000.

RAISING LOANS FROM THE MOOVE SEGMENT

On June 14, 2024, the indirect subsidiary Cosan Lubrificantes e Especialidades S.A. (“CLE”) contracted two loans, one in the form of export prepayment and the other in the form of export credit note, with the banks Bank of America Merrill Lynch (“BofA”) and Citibank N. A. (“Citibank”). A. (“Citibank”), respectively, in the amounts of R$536,240 (corresponding to U.S.$100,000 thousand) and R$269,456 (corresponding to U.S.$50,000 thousand). The export prepayment loan has interest payments every six months and repayments will take place in June 2026 and June 2027, while the export credit loan has annual interest payments with the principal maturing in June 2027.

On June 14, 2024, Moove Lubrificants Limited (“MLL”) contracted two loans with BofA and Citibank, respectively, in the amounts of R$242,396 (corresponding to £35,000) and R$14,341 (corresponding to £2,500). For the first loan, interest payments are quarterly and the principal is due in June 2026, while for the second loan, interest and principal payments are due in August 2024.

17

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

EARLY REDEMPTION OF DEBENTURES - RUMO MALHA PAULISTA S.A.

On June 26, 2024, the indirect subsidiary Rumo Malha Paulista made the optional early redemption of R$757,944, the total amount of the first series of the 2nd issue of simple debentures, not convertible into shares, of the unsecured type.

On the occasion of the optional early redemption, the holders of the debentures, on the date of the optional early redemption, were entitled to payment of: (a) the balance of the nominal unit value of the debentures of the first series; plus (b) the remuneration of the first series, calculated pro rata temporis, from the date of payment of the remuneration of the first series immediately preceding, on June 17, 2024, until the date of the optional early redemption; (c) plus a premium, apartment, levied on the amount of the early redemption, corresponding to 0.25% multiplied by the remaining term of the debentures of the first series.

On August 29, 2024, Rumo Malha Paulista made the optional early redemption of R$790,084, the total amount of the first series of the 3rd issue of simple debentures, not convertible into shares, of the unsecured type. On the occasion of the optional early redemption, the holders of the debentures, on the date of the optional early redemption, were entitled to payment of: (a) the balance of the nominal unit value of the debentures of the first series; plus (b) the remuneration of the first series, calculated pro rata temporis, from the date of payment of the remuneration of the first series immediately preceding, on April 15, 2024, until the date of the optional early redemption; (c) plus a premium, apartment, incident on the amount of the early redemption, corresponding to 0.30% multiplied by the remaining term of the debentures of the first series.

ISSUE OF DEBENTURES

On June 28, 2024, Cosan issued unsecured debentures, not convertible into shares, in the total amount of R$1,450,000, divided into two series. The first series bears interest at CDI plus 1.0% per year, matures in June 2029, pays interest every six months and amortizes the principal in June 2028 and June 2029. The second series bears interest at CDI plus 1.5% per year, maturing in June 2034, with half-yearly interest payments and principal repayments in June 2032, June 2033 and June 2034.

PROVISION OF ASSET WRITE-OFFS AND IMPAIRMENT LOSS OF RUMO MALHA SUL

During the 2nd quarter of 2024, the state of Rio Grande do Sul was impacted by extreme weather events. This force majeure event caused damage to the railway infrastructure of indirect subsidiary Rumo Malha Sul.

In this context, in the quarter ended June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management identified the existence of indications that led to the anticipation of the recoverability test of the permanent assets (fixed assets, intangibles and rights of use) of the cash-generating unit of the subsidiary Rumo (“Rumo Malha Sul”), considering the event described above, including with regard to the term of use of the assets, the subsidiary Rumo provisioned the amount of R$2,392,775. Additionally, the company identified the residual value of the assets with traffic directly affected by the climatic events and provisioned as write-off of assets the amount of R$182,041 considering that the assets were destroyed or their use was made unfeasible for an indefinite period.

On September 30, 2024, the Company added to the provision for impairment the amount of R$109,063, fully recognized in property, plant and equipment against other income and expenses, as per note 21, totaling a provision of R$2,683,879.

ELEVENTH ISSUE OF COMGÁS DEBENTURES

On July 16, 2024, the Board of Directors of the indirect subsidiary Comgás approved the public offering of the 11th issuance of simple debentures, under a firm collateral basis, not convertible into shares, unsecured, in two series. The issuance was in the total amount of R$1,500,000, with semiannual interest and a rate corresponding to (i) the internal rate of return of the Treasury IPCA+ with Semiannual Interest (NTN-B), maturing on July 15, 2034, for the debentures of the 1st series; and (ii) the rate corresponding to the internal rate of return of the Treasury IPCA+ with semiannual interest (NTN-B), maturing on July 15, 2039, plus a spread of 0.10% p.a., for the 2nd series debentures. The debentures have a term of 10 years (1st series) and 15 years (2nd series), and the net proceeds obtained from the issuance will be allocated to Comgás investment projects. For both series, derivative financial instruments (interest rate swaps) were contracted, being for the 1st Series at a rate of 99.05% of the CDI and for the 2nd Series at a rate of 99.95% of the CDI.

SALE OF AGRICULTURAL PROPERTY

On July 19, 2024, the indirect subsidiary Jequitibá Propriedades Agrícolas Ltda signed an agreement for the sale of the rural property called Fazenda Vista Alegre, located in the region of Araçatuba, northwest of the State of São Paulo, with a total registered area of 3,124.35 hectares and suitable for sugarcane cultivation. The sale value is R$213,000, to be received in installments by January 2029.

COMPASS AND TRSP COMMERCIAL NOTES

On July 25, 2024, the indirect subsidiary TRSP raised through Commercial Notes subscribed by Compass the amount of R$750,000 with bullet remuneration equivalent to CDI + 1.2% p.a. and maturing on January 15, 2025. The agreement was entered into through Laqus Depositária de Valores Mobiliários S.A., following the market conditions for the respective transaction. The funds obtained from the issuance will be used to settle short-term debt.

18

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

DISTRIBUTION OF INTEREST ON VALE'S EQUITY

On July 25, 2024, Vale's Board of Directors approved the distribution of interest on equity ("JCP") in the amount of R$8,940,158. The amount declared fully corresponds to dividends in the total amount of R$2.093798142 per share. The payment took place in September 2024 in the amount of R$315,622, net of withholding taxes.

DISTRIBUTION OF RAÍZEN DIVIDENDS

On July 30, 2024, the Board of Directors of the joint subsidiary Raízen approved the distribution of additional dividends in the amount of R$103,488. The amount declared corresponds entirely to dividends in the total amount of R$0.01001412421 per share, excluding treasury shares. The additional dividends herein declared will be paid by the company in a single installment, until the end of the fiscal year ending on March 31, 2025.

RUMO'S JOINT VENTURE WITH CHS FOR NEW TERMINAL IN SANTOS

According to a material fact communicated to the market, on August 7, 2024, the subsidiary Rumo closed a strategic partnership in the context of the development of the new port terminal for the operation of grains and fertilizers in Santos ("Terminal").

The subsidiary Rumo and CHS Agronegócio – Indústria e Comércio Ltda. ("CHS"), a subsidiary of CHS Inc., have entered into a binding agreement to create a joint venture, which will implement the new Terminal, located in the area of EMBRAPORT – Empresa Brasileira de Terminais Portuários S.A., a company part of DP World Limited.

The Terminal will have the capacity to handle up to 12.5 million tons per year, of which 9 million tons of grains and 3.5 million tons of fertilizers. The start of construction of the Terminal is subject to the fulfillment of the usual conditions precedent for this type of operation, including environmental licensing and legal and regulatory approvals.

SIGNING OF THE COMPAGAS SHARE PURCHASE AGREEMENT

On September 16, 2024, the indirect subsidiary Compass Dois Ltda (“Compass Dois”) concluded the acquisition of a 51% equity interest, and control, in Companhia Paranaense de Gás - COMPAGAS ("Compagas") for the amount of R$962,125. For more details, see note 9.3.

3. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES

These individual and consolidated interim financial statements were prepared and are being presented in accordance with the technical pronouncement CPC 21 (R1) - Interim Statements and with the international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in a manner consistent with the rules issued by the Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Interim financial statements do not include all the information necessary for a complete set of financial statements prepared in accordance with local standards and IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statement.

The presentation of the individual and consolidated Value Added Statements (“DVA”) is required by Brazilian corporate law and accounting practices adopted in Brazil applicable to publicly traded companies. The DVA was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - Statement of Value Added. IFRS standards do not require the presentation of this statement. Consequently, under IFRS, this statement is presented as supplementary information, without detriment to the interim financial statements as a whole.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2023, was not presented in full in this quarterly information.

These interim financial statements were prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2023. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The significant judgments made by Management in applying the Company's accounting policies and the main sources of estimation uncertainty were the same as those described in the last annual financial statements, except for the revaluation of impairment in the indirect subsidiary Rumo Malha Sul.

The relevant information specific to the interim financial statements, and only them, is being disclosed and corresponds to that used by Management in its management.

These interim financial statements were authorized for issuance by the Board of Directors on November 13, 2024.

19

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

3.1. RECLASSIFICATION IN THE INCOME STATEMENT

ARSESP, through resolution 1,205 of August 18, 2021, NTF-044-2021, released a new Regulatory Accounting Manual and Chart of Accounts for the piped gas distribution sector for companies on its regulation with applicability as of fiscal year 2023.

According to the technical note mentioned above, ARSESP determines that the accounting of variations, positive and negative, between the price included in the tariffs and the price actually paid by the concessionaire to the supplier, which are periodically passed on to users through graphical accounts, must be recorded in the net operating revenue group. The accounting policy usually applied by the subsidiary Compass is consistent with the understanding of the essence of the operation, classifying the effects of the Regulatory Current Account ("CCR") on its gross income, but with allocations in the cost group of goods sold and services rendered. In addition, the document also mentions that the classification of expenses and costs may vary in relation to commonly adopted practices in which part of the administrative expenses are also admitted as costs of operations related to piped gas distribution services.

The indirect subsidiary Comgás has voluntarily reassessed the way in which it presents the classification of the effects of CCR and general and administrative expenses, as it understands that such presentation will meet the requirements of ARSESP and OCPC08, providing more consistent information in the consolidations in line with the practices adopted by the group. These reclassifications do not impact the main indicators, such as profit for the year and shareholders' equity, used by the indirect subsidiary Comgás and the other gas distributors of Compass.

The application of the change in the accounting policy generated the following reclassification in the income statement in the comparative period:

	Consolidated
	3Q23	Reclassification	3Q23 (Reclassified)
Net operating revenue	10,253,570	42,141	10,295,711
Cost of goods sold and services rendered	(6,955,078)	(109,867)	(7,064,945)
Gross income	3,298,492	(67,726)	3,230,766
Sales expenses	(329,465)	—	(329,465)
General and administrative expenses	(745,800)	67,726	(678,074)
Other operating income, net	1,403,873	—	1,403,873
Operating results	328,608	67,726	396,334
Result before equity income and net financial result	3,627,100	—	3,627,100

	9M23	Reclassification	9M23 (Reclassified)
Net operating revenue	29,895,353	69,519	29,964,872
Cost of goods sold and services rendered	(21,222,714)	(258,085)	(21,480,799)
Gross income	8,672,639	(188,566)	8,484,073
Sales expenses	(1,010,705)	—	(1,010,705)
General and administrative expenses	(1,889,855)	188,566	(1,701,289)
Other operating income, net	1,709,720	—	1,709,720
Operating results	(1,190,840)	188,566	(1,002,274)
Result before equity income and net financial result	7,481,799	—	7,481,799

20

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Finally, we present below the impact of the adjustments mentioned above, within the framework of revenue recognition broken down by product and service line and by recognition time.

	3Q23	Reclassification	3Q23 (Reclassified)	9M23	Reclassification	9M23 (Reclassified)
At a point in time
Natural gas distribution	3,853,836	34,921	3,888,757	11,980,659	45,929	12,026,588
Lubricants, base oil and other	2,127,749	—	2,127,749	6,991,549	—	6,991,549
Lease and sale of lands	172,107	—	172,107	428,049	—	428,049
Other	104,363	7,220	111,583	449,064	23,590	472,654
	6,258,055	42,141	6,300,196	19,849,321	69,519	19,918,840
Over time
Railroad transportation services	3,017,190	—	3,017,190	7,930,971	—	7,930,971
Container operations	157,882	—	157,882	391,041	—	391,041
Construction revenue	389,262	—	389,262	1,083,882	—	1,083,882
Services rendered	445,386	—	445,386	685,876	—	685,876
	4,009,720	—	4,009,720	10,091,770	—	10,091,770

Eliminations	(14,205)	—	(14,205)	(45,738)	—	(45,738)
Total net sales	10,253,570	42,141	10,295,711	29,895,353	69,519	29,964,872

21

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)
4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

  Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (v) production, marketing, origination and trading of sugar and (iv) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
  Compass: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; and (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline.
  Moove: operates in the production, formulation and distribution of high-performance lubricants, base oils and specialties with headquarters in Brazil and operates in 11 countries in South America, North America, and Europe. It blends, distributes, and sells products under Mobil and proprietary brands for different end-markets including industrial, commercial and passenger/cargo vehicles.
  Rumo: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.
  Radar: A reference in agricultural property management, Radar invests in a diversified portfolio with high valuation potential, through participation in the companies Radar, Tellus and Janus.

Reconciliation:

  Corporate Cosan: represents the reconciliation of Cosan’s corporate structure, which consists of: (i) senior management and corporate teams, which incur general and administrative expenses and other expenses (operating revenues), including pre-operational investments; (ii) the result of equity of assets, including participation in Vale S.A.; and (iii) financial result attributed to cash and debts of the parent, intermediate holdings (Cosan Oito, Cosan Nove and Cosan Dez) and offshores financial companies, and mining and investment projects at the Climate Tech Fund, fund managed by Fifth Wall, specializing in technological innovation.

Although Raízen S.A. is a joint venture registered under the equity method and is not proportionally consolidated, Management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly owned subsidiary”.

In December 2023 the Company re-evaluated its segment structure presented as reconciliation items and added to the Corporate Cosan structure the company Cosan Dez and Cosan Investimentos. Because of this change, we present the comparative period of nine and three months ended on September 30, 2023.

22

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	3Q24
	Reported segments						Reconciliation		Consolidated
	Raízen	Compass	Moove	Course	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	72,909,907	4,947,433	2,631,920	3,752,263	322,222	2,064	(72,909,907)	(9,605)	11,646,297
Cost of goods sold and services provided	(68,582,245)	(3,914,540)	(1,854,544)	(1,886,183)	(163,507)	—	68,582,245	9,605	(7,809,169)
Gross profit	4,327,662	1,032,893	777,376	1,866,080	158,715	2,064	(4,327,662)	—	3,837,128
Selling expenses	(1,873,164)	(52,361)	(353,977)	(11,211)	—	—	1,873,164	—	(417,549)
General and administrative expenses	(657,168)	(196,276)	(478,221)	(147,057)	(13,698)	(113,940)	657,168	—	(949,192)
Other income (expenses), net	21,436	119,194	39,242	(191,400)	(1,997)	(20,191)	(21,436)	—	(55,152)
Equity in associates’ earnings	(90,591)	53,217	—	24,966	39	1,036,033	90,591	(501,975)	612,280
Equity income in joint ventures	—	—	—	602	—	(105,939)	—	—	(105,337)
Financial result	(1,685,533)	(322,408)	(57,006)	(574,871)	58,107	(521,116)	1,685,533	—	(1,417,294)
Financial expenses	(1,847,531)	(457,084)	(92,041)	(688,249)	43,933	(632,098)	1,847,531	—	(1,825,539)
Financial revenue	258,326	224,124	61,374	280,983	14,174	99,941	(258,326)	—	680,596
Foreign exchange variation	458,523	32,699	131	125,391	—	305,567	(458,523)	—	463,788
Derivatives	(554,851)	(122,147)	(26,470)	(292,996)	—	(294,526)	554,851	—	(736,139)
Income tax and social contribution	(236,305)	(200,007)	(56,326)	(282,655)	(36,377)	65,320	236,305	—	(510,045)
Result of the period of continued operation	(193,663)	434,252	(128,912)	684,454	164,789	342,231	193,663	(501,975)	994,839
Profit from discontinued operations	—	31,935	—	—	—	28,103	—	(28,103)	31,935
Net profit for the period	(193,663)	466,187	(128,912)	684,454	164,789	370,334	193,663	(530,078)	1,026,774

Result attributed to:
Controlling shareholders	(216,895)	368,360	(90,771)	207,024	45,465	292,881	216,895	(530,078)	292,881
Non-controlling shareholders	23,232	97,827	(38,141)	477,430	119,324	77,453	(23,232)	—	733,893
	(193,663)	466,187	(128,912)	684,454	164,789	370,334	193,663	(530,078)	1,026,774

Other selected information
Depreciation and amortization	2,891,481	281,708	218,193	563,123	68	3,968	(2,891,481)	—	1,067,060
EBITDA	4,619,656	1,270,310	202,613	2,105,103	143,127	830,098	(4,619,656)	(530,078)	4,021,173
Additions to fixed assets, intangible assets and contract assets	2,370,829	454,037	50,482	1,468,194	419	5,082	(2,370,829)	—	1,978,214

EBITDA reconciliation
Income for the period	(193,663)	466,187	(128,912)	684,454	164,789	370,334	193,663	(530,078)	1,026,774
Income taxes and social contribution	236,305	200,007	56,326	282,655	36,377	(65,320)	(236,305)	—	510,045
Financial result	1,685,533	322,408	57,006	574,871	(58,107)	521,116	(1,685,533)	—	1,417,294
Depreciation and amortization	2,891,481	281,708	218,193	563,123	68	3,968	(2,891,481)	—	1,067,060
EBITDA	4,619,656	1,270,310	202,613	2,105,103	143,127	830,098	(4,619,656)	(530,078)	4,021,173
23

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	3Q23 (Restated)
	Reported segments							Reconciliation	Consolidated
	Raízen	Compass	Moove	Course	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments
Result
Net operating revenue	59,444,370	4,389,593	2,573,135	3,175,072	172,107	9	(59,444,370)	(14,205)	10,295,711
Cost of goods sold and services provided	(54,893,366)	(3,496,902)	(1,841,183)	(1,737,523)	(3,542)	—	54,893,366	14,205	(7,064,945)
Gross profit	4,551,004	892,691	731,952	1,437,549	168,565	9	(4,551,004)	—	3,230,766
Selling expenses	(1,661,014)	(42,066)	(276,197)	(11,202)	—	—	1,661,014	—	(329,465)
General and administrative expenses	(738,916)	(193,952)	(169,947)	(161,082)	(17,153)	(135,940)	738,916	—	(678,074)
Other income (expenses), net	(254,768)	728,571	2,159	(46,630)	376,435	343,338	254,768	—	1,403,873
Equity in associates’ earnings	(62,608)	42,461	—	32,265	(4,743)	1,061,216	62,608	(1,056,474)	74,725
Equity income in joint ventures	—	—	—	1,339	—	(31,200)	—	—	(29,861)
Financial result	(1,706,020)	(177,493)	(80,558)	(677,782)	8,464	(546,997)	1,706,020	—	(1,474,366)
Financial expenses	(1,276,436)	(215,140)	(73,061)	(377,296)	(1,640)	20,883	1,276,436	—	(646,254)
Financial revenue	184,928	242,521	27,827	307,116	10,104	134,809	(184,928)	—	722,377
Foreign exchange variation	(410,330)	(71,725)	(34,744)	(218,328)	—	(431,311)	410,330	—	(756,108)
Derivatives	(204,182)	(133,149)	(580)	(389,274)	—	(271,378)	204,182	—	(794,381)
Income tax and social contribution	(130,424)	(414,682)	(75,580)	(91,843)	(33,434)	115,436	130,424	—	(500,103)
Result of the period of continued operation	(2,746)	835,530	131,829	482,614	498,134	805,862	2,746	(1,056,474)	1,697,495
Profit from discontinued operations	—	29,512	—	—	—	13,245	—	(13,245)	29,512
Net profit for the period	(2,746)	865,042	131,829	482,614	498,134	819,107	2,746	(1,069,719)	1,727,007

Result attributed to:
Controlling shareholders	(50,176)	705,411	92,303	146,067	125,938	678,752	50,176	(1,069,719)	678,752
Non-controlling shareholders	47,430	159,631	39,526	336,547	372,196	140,355	(47,430)	—	1,048,255
	(2,746)	865,042	131,829	482,614	498,134	819,107	2,746	(1,069,719)	1,727,007

Other selected information
Depreciation and amortization	2,495,886	237,610	63,761	562,443	69	3,750	(2,495,886)	—	867,633
EBITDA	4,329,584	1,694,827	351,728	1,814,682	523,173	1,254,418	(4,329,584)	(1,069,719)	4,569,109
Additions to fixed assets, intangible assets and contract assets	2,242,758	745,849	40,604	848,002	5,487	9,789	(2,242,758)	—	1,649,731

EBITDA reconciliation
Income for the period	(2,746)	865,042	131,829	482,614	498,134	819,107	2,746	(1,069,719)	1,727,007
Income taxes and social contribution	130,424	414,682	75,580	91,843	33,434	(115,436)	(130,424)	—	500,103
Financial result	1,706,020	177,493	80,558	677,782	(8,464)	546,997	(1,706,020)	—	1,474,366
Depreciation and amortization	2,495,886	237,610	63,761	562,443	69	3,750	(2,495,886)	—	867,633
EBITDA	4,329,584	1,694,827	351,728	1,814,682	523,173	1,254,418	(4,329,584)	(1,069,719)	4,569,109

24

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	9M24
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Course	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	184,326,407	13,484,910	7,652,472	10,473,017	612,193	2,076	(184,326,407)	(42,307)	32,182,361
Cost of goods sold and services provided	(173,641,671)	(10,783,987)	(5,450,209)	(5,519,771)	(163,507)	(43)	173,641,671	42,307	(21,875,210)
Gross profit	10,684,736	2,700,923	2,202,263	4,953,246	448,686	2,033	(10,684,736)	—	10,307,151
Selling expenses	(4,882,887)	(138,751)	(982,673)	(34,025)	—	—	4,882,886	—	(1,155,450)
General and administrative expenses	(2,326,321)	(555,532)	(765,200)	(442,227)	(50,032)	(330,869)	2,326,321	—	(2,143,860)
Other income (expenses), net	2,313,149	602,666	65,012	(2,735,955)	(6,156)	(389,001)	(2,313,149)	—	(2,463,434)
Equity in associates’ earnings	(196,139)	110,691	—	52,204	19,921	2,883,163	196,139	(1,158,904)	1,907,075
Equity income in joint ventures	—	—	—	(1,820)	—	(56,451)	—	—	(58,271)
Financial result	(4,882,716)	(777,877)	(103,078)	(1,842,543)	7,529	(3,002,457)	4,882,716	—	(5,718,426)
Financial expenses	(4,188,420)	(1,346,668)	(123,629)	(2,292,946)	(26,638)	(2,030,965)	4,188,420	—	(5,820,846)
Financial revenue	756,488	765,821	96,237	816,621	34,168	309,235	(756,488)	—	2,022,082
Foreign exchange variation	(1,927,468)	(268,784)	(68,472)	(677,040)	(1)	(1,495,951)	1,927,468	—	(2,510,248)
Derivatives	476,684	71,754	(7,214)	310,822	—	215,224	(476,684)	—	590,586
Income tax and social contribution	(768,882)	(590,461)	(179,936)	(638,683)	(51,190)	1,074,383	768,882	—	(385,887)
Result of the period of continued operation	(59,060)	1,351,659	236,388	(689,803)	368,758	180,801	59,059	(1,158,904)	288,898
Profit from discontinued operations	—	31,935	—	—	—	28,103	—	(28,103)	31,935
Net profit for the period	(59,060)	1,383,594	236,388	(689,803)	368,758	208,904	59,059	(1,187,007)	320,833

Result attributed to:
Controlling shareholders	(96,384)	1,108,774	165,475	(211,218)	123,977	(126,402)	96,383	(1,187,007)	(126,402)
Non-controlling shareholders	37,324	274,820	70,913	(478,585)	244,781	335,306	(37,324)	—	447,235
	(59,060)	1,383,594	236,388	(689,803)	368,758	208,904	59,059	(1,187,007)	320,833

Other selected information
Depreciation and amortization	7,618,069	786,959	362,841	1,738,998	205	11,782	(7,618,069)	—	2,900,785
EBITDA	13,210,607	3,538,891	882,243	3,530,421	412,624	2,148,760	(13,210,608)	(1,187,007)	9,325,931
Additions to fixed assets, intangible assets and contract assets	9,592,128	1,423,002	138,730	3,611,070	5,214	7,572	(9,592,128)	—	5,185,588

EBITDA reconciliation
Income for the period	(59,060)	1,383,594	236,388	(689,803)	368,758	208,904	59,059	(1,187,007)	320,833
Income taxes and social contribution	768,882	590,461	179,936	638,683	51,190	(1,074,383)	(768,882)	—	385,887
Financial result	4,882,716	777,877	103,078	1,842,543	(7,529)	3,002,457	(4,882,716)	—	5,718,426
Depreciation and amortization	7,618,069	786,959	362,841	1,738,998	205	11,782	(7,618,069)	—	2,900,785
EBITDA	13,210,607	3,538,891	882,243	3,530,421	412,624	2,148,760	(13,210,608)	(1,187,007)	9,325,931

25

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	9M23 (Restated)
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Course	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Result
Net operating revenue	163,201,592	13,536,502	7,677,425	8,322,012	472,654	2,017	(163,201,592)	(45,738)	29,964,872
Cost of goods sold and services provided	(148,946,450)	(10,818,789)	(5,627,718)	(5,032,456)	(43,926)	(3,648)	148,946,450	45,738	(21,480,799)
Gross profit	14,255,142	2,717,713	2,049,707	3,289,556	428,728	(1,631)	(14,255,142)	—	8,484,073
Selling expenses	(4,248,556)	(122,351)	(858,953)	(28,845)	—	(556)	4,248,556	—	(1,010,705)
General and administrative expenses	(2,285,072)	(489,075)	(447,051)	(384,321)	(51,710)	(329,132)	2,285,072	—	(1,701,289)
Other income (expenses), net	1,851,564	671,538	(19,995)	(92,031)	456,368	693,840	(1,851,564)	—	1,709,720
Equity in associates’ earnings	(175,556)	140,291	—	54,532	16,704	693,891	175,556	(710,596)	194,822
Equity income in joint ventures	—	—	—	1,339	—	1,362,217	—	—	1,363,556
Financial result	(4,445,220)	(877,929)	(221,923)	(1,961,077)	22,660	(4,347,987)	4,445,220	—	(7,386,256)
Financial expenses	(4,197,552)	(1,284,430)	(189,998)	(2,451,971)	(5,151)	(6,392,184)	4,197,552	—	(10,323,734)
Financial revenue	594,358	672,986	72,010	871,155	27,811	307,952	(594,358)	—	1,951,914
Foreign exchange variation	707,620	81,022	(66,701)	183,425	—	1,181,826	(707,620)	—	1,379,572
Derivatives	(1,549,646)	(347,507)	(37,234)	(563,686)	—	554,419	1,549,646	—	(394,008)
Income tax and social contribution	(1,699,110)	(1,665,519)	(432,836)	(158,288)	(71,838)	1,490,675	1,699,110	—	(837,806)
Result of the period of continued operation	3,253,192	374,668	68,949	720,865	800,912	(438,683)	(3,253,192)	(710,596)	816,115
Profit from discontinued operations	—	45,419	—	—	—	20,384	—	(20,384)	45,419
Net profit for the period	3,253,192	420,087	68,949	720,865	800,912	(418,299)	(3,253,192)	(730,980)	861,534

Result attributed to:
Controlling shareholders	3,104,468	242,382	48,327	219,070	221,201	(1,268,080)	(3,104,468)	(730,980)	(1,268,080)
Non-controlling shareholders	148,724	177,705	20,622	501,795	579,711	849,781	(148,724)	—	2,129,614
	3,253,192	420,087	68,949	720,865	800,912	(418,299)	(3,253,192)	(730,980)	861,534

Other selected information
Depreciation and amortization	5,863,450	657,168	206,009	1,602,783	207	11,643	(5,863,450)	—	2,477,810
EBITDA	15,260,972	3,620,703	929,717	4,443,013	850,297	2,450,656	(15,260,972)	(730,980)	11,563,406
Additions to fixed assets, intangible assets and contract assets	8,328,846	1,779,497	118,247	2,468,609	31,346	33,848	(8,328,846)	—	4,431,547

EBITDA reconciliation
Income for the period	3,253,192	420,087	68,949	720,865	800,912	(418,299)	(3,253,192)	(730,980)	861,534
Income taxes and social contribution	1,699,110	1,665,519	432,836	158,288	71,838	(1,490,675)	(1,699,110)	—	837,806
Financial result	4,445,220	877,929	221,923	1,961,077	(22,660)	4,347,987	(4,445,220)	—	7,386,256
Depreciation and amortization	5,863,450	657,168	206,009	1,602,783	207	11,643	(5,863,450)	—	2,477,810
EBITDA	15,260,972	3,620,703	929,717	4,443,013	850,297	2,450,656	(15,260,972)	(730,980)	11,563,406

26

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	09/30/2024
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Statement of financial position:
Cash and cash equivalents	10,614,226	5,478,928	565,606	7,171,913	27,791	1,383,330	(10,614,226)	—	14,627,568
Marketable securities	1,750,502	1,180,325	234,175	1,916,930	401,399	1,063,354	(1,750,502)	—	4,796,183
Trade receivables	13,539,896	2,014,875	1,197,215	691,353	301,471	—	(13,539,896)	—	4,204,914
Derivative financial instruments	12,609,372	204,254	36,223	1,407,491	—	939,723	(12,609,372)	—	2,587,691
Inventories	17,881,290	387,150	1,578,027	264,534	—	—	(17,881,290)	—	2,229,711
Sectorial financial assets	—	696,017	—	—	—	—	—	—	696,017
Other financial assets	52,292	3,705	655	—	—	—	(52,292)	—	4,360
Other current assets	11,276,848	1,592,994	282,093	1,053,353	639,328	2,104,503	(11,276,848)	(554,300)	5,117,971
Other non-current assets	16,808,130	1,397,148	232,838	3,355,920	24,265	5,070,530	(16,808,130)	(172,541)	9,908,160
Investments in associates	—	1,198,539	—	247,540	88,161	30,639,994	—	(16,837,663)	15,336,571
Investments in joint ventures	1,311,764	—	—	46,745	—	11,348,492	(1,311,764)	—	11,395,237
Biological assets	3,709,368	—	—	—	—	—	(3,709,368)	—	—
investment properties	—	—	—	—	15,566,348	—	—	—	15,566,348
Contract assets	3,104,340	1,077,110	8,231	—	—	—	(3,104,340)	—	1,085,341
Right-of-use assets	9,558,748	1,599,061	278,608	8,129,932	3,119	17,713	(9,558,748)	—	10,028,433
Fixed assets	35,176,044	1,456,866	832,475	18,946,365	19	51,165	(35,176,044)	—	21,286,890
Intangible assets	9,773,314	16,598,770	2,769,414	6,581,858	—	8,576	(9,773,314)	—	25,958,618
Loans, borrowings and debentures	(49,724,540)	(14,506,335)	(3,156,659)	(19,485,799)	—	(24,845,818)	49,724,540	—	(61,994,611)
Derivative financial instruments - liabilities	(11,718,062)	(210,315)	(43,437)	(1,272,502)	—	(823,793)	11,718,062	—	(2,350,047)
Trade payables	(22,824,542)	(1,748,183)	(1,625,059)	(1,135,530)	(20,098)	(3,488)	22,824,542	—	(4,532,358)
Employee benefits payables	(1,209,972)	(217,611)	(102,863)	(333,327)	—	(38,900)	1,209,972	—	(692,701)
Sectorial financial liabilities	—	(1,970,214)	—	—	—	—	—	—	(1,970,214)
Other current liabilities	(9,243,688)	(1,309,125)	(346,256)	(1,500,687)	(344,885)	(949,752)	9,243,688	38,401	(4,412,304)
Lease liabilities	(11,528,138)	(1,883,893)	(287,875)	(4,027,459)	(3,337)	(24,720)	11,528,138	—	(6,227,284)
Other non-current liabilities	(14,393,190)	(3,772,275)	(591,083)	(6,870,901)	(530,592)	(2,337,635)	14,393,190	688,440	(13,414,046)
Total assets (net of liabilities) allocated by segment	26,524,002	9,267,791	1,862,328	15,187,729	16,152,989	23,603,274	(26,524,002)	(16,837,663)	49,236,448
Total assets	147,166,134	34,885,742	8,015,560	49,813,934	17,051,901	52,627,380	(147,166,134)	(17,564,504)	144,830,013

Shareholders’ equity attributable to:
Controlling shareholders	25,775,026	5,948,412	1,306,379	4,555,526	5,027,346	19,923,819	(25,775,026)	(16,837,663)	19,923,819
Non-controlling shareholders	748,976	3,319,379	555,949	10,632,203	11,125,643	3,679,455	(748,976)	—	29,312,629
Total shareholders’ equity	26,524,002	9,267,791	1,862,328	15,187,729	16,152,989	23,603,274	(26,524,002)	(16,837,663)	49,236,448

27

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	12/31/2023
	Reported segments					Reconciliation
	Raízen	Compass	Moove	Rumo	Radar	Cosan Corporate	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
Balance sheet items:
Cash and cash equivalents	7,915,876	3,931,532	773,552	7,233,993	39,946	2,679,458	(7,915,876)	—	14,658,481
Marketable securities	349,584	800,267	77,814	1,396,107	239,361	990,412	(349,584)	—	3,503,961
Trade receivables	13,438,430	1,550,973	1,101,854	556,298	234,801	710	(13,438,430)	—	3,444,636
Derivative financial instruments - assets	10,888,050	175,655	—	1,561,493	—	809,651	(10,888,050)	—	2,546,799
Inventories	17,310,692	292,335	1,284,773	215,605	—	1	(17,310,692)	—	1,792,714
Sectorial financial assets	—	548,700	—	—	—	—	—	—	548,700
Other financial assets	103,774	2,423	690	—	—	—	(103,774)	—	3,113
Other current assets	8,478,292	1,553,524	193,836	841,417	375,716	3,152,651	(8,478,292)	(1,106,687)	5,010,457
Other non-current assets	13,957,596	1,166,991	209,823	3,528,375	14,378	3,832,013	(13,957,596)	(180,880)	8,570,700
Investments in associates	—	1,630,124	2	312,302	88,656	32,792,891	—	(17,212,606)	17,611,369
Investments in joint ventures	1,321,982	—	—	48,566	—	11,693,876	(1,321,982)	—	11,742,442
Biological assets	3,818,316	—	—	—	—	—	(3,818,316)	—	—
investment properties	—	—	—	—	15,976,126	—	—	—	15,976,126
Contract assets	3,108,696	1,041,421	10,684	—	—	—	(3,108,696)	—	1,052,105
Right-of-use assets	9,645,522	1,588,292	195,953	7,703,754	3,319	22,200	(9,645,522)	—	9,513,518
Fixed assets	30,144,420	1,255,012	755,955	19,176,386	24	52,597	(30,144,420)	—	21,239,974
Intangible assets	9,677,254	13,299,255	2,679,983	6,664,143	—	6,906	(9,677,254)	—	22,650,287
Loans, borrowings and debentures	(39,634,986)	(10,017,150)	(2,207,028)	(18,964,841)	—	(25,715,635)	39,634,986	—	(56,904,654)
Derivative financial instruments - liabilities	(7,870,706)	(360,784)	(742)	(1,471,795)	—	(1,581,824)	7,870,706	—	(3,415,145)
Trade payables	(20,150,654)	(1,534,041)	(1,494,568)	(1,084,931)	(68,422)	(2,563)	20,150,654	—	(4,184,525)
Employee benefits payables	(966,452)	(301,560)	(147,313)	(318,550)	—	(61,906)	966,452	—	(829,329)
Sectorial financial liabilities	—	(1,810,698)	—	—	—	—	—	—	(1,810,698)
Other current liabilities	(10,642,734)	(1,703,128)	(336,080)	(1,583,216)	(182,298)	(1,239,688)	10,642,734	571,201	(4,473,209)
Lease liabilities	(11,304,874)	(1,636,943)	(198,964)	(3,406,843)	(3,502)	(29,542)	11,304,874	—	(5,275,794)
Other non-current liabilities	(12,284,662)	(2,678,578)	(580,103)	(6,537,271)	(543,490)	(2,367,850)	12,284,662	716,444	(11,990,848)
Total assets (net of liabilities) allocated by segment	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180
Total assets	130,158,484	28,836,504	7,284,919	49,238,439	16,972,327	56,033,366	(130,158,484)	(18,500,173)	139,865,382

Shareholders’ equity attributable to:
Controlling shareholders	26,561,384	5,798,294	1,624,273	4,766,403	5,023,574	20,955,291	(26,561,384)	(17,212,528)	20,955,307
Non-controlling shareholders	742,032	2,995,328	695,848	11,104,589	11,151,041	4,079,067	(742,032)	—	30,025,873
Total shareholders’ equity	27,303,416	8,793,622	2,320,121	15,870,992	16,174,615	25,034,358	(27,303,416)	(17,212,528)	50,981,180

28

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES BY SEGMENT

	3Q24	3Q23 (Restated)	9M24	9M23 (Restated)
Reported segment
Raízen
Ethanol	7,137,410	5,994,933	18,392,284	17,272,964
Sugar	14,453,006	9,320,232	28,672,624	20,641,387
Gasoline	17,436,232	16,673,046	48,823,304	50,025,976
Diesel	29,056,550	24,280,438	77,246,718	65,915,374
Cogeneration	1,983,602	1,077,488	3,656,222	2,637,647
Other	2,843,107	2,098,233	7,535,255	6,708,244
	72,909,907	59,444,370	184,326,407	163,201,592
Compass
Natural gas distribution
Industrial	3,191,641	2,783,104	8,883,732	8,679,873
Residential	688,605	598,901	1,738,114	1,706,041
Cogeneration	126,022	155,551	378,647	569,045
Automotive	121,778	138,957	357,168	456,277
Commercial	234,756	212,244	641,789	615,352
Construction revenue	425,193	389,262	1,126,377	1,083,882
Other	159,438	111,574	359,083	426,032
	4,947,433	4,389,593	13,484,910	13,536,502
Moove
Finished product	2,247,458	1,913,252	6,522,220	6,396,207
Base oil	172,980	214,497	491,602	595,342
Services	211,482	445,386	638,650	685,876
	2,631,920	2,573,135	7,652,472	7,677,425
Rumo
North operations	3,016,419	2,439,718	8,266,335	6,349,746
South operations	564,981	577,472	1,730,394	1,581,225
Container operations	170,863	157,882	476,288	391,041
	3,752,263	3,175,072	10,473,017	8,322,012
Radar
Lease and sale of lands	322,222	172,107	612,193	472,654
	322,222	172,107	612,193	472,654
Reconciliation
Cosan Corporate	2,064	9	2,076	2,017
Deconsolidation of joint venture and eliminations	(72,919,512)	(59,458,575)	(184,368,714)	(163,247,330)
Total	11,646,297	10,295,711	32,182,361	29,964,872

29

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

4.2 INFORMATION ON GEOGRAPHICAL AREA

	Net sales
	3Q24	3Q23	9M24	9M23
Brazil	10,167,977	8,873,402	27,921,234	25,593,357
Europe (i)	805,692	764,976	2,274,019	2,311,538
Latin America (ii)	68,811	62,323	202,562	191,167
North America (iii)	603,817	595,010	1,784,546	1,868,810
Total	11,646,297	10,295,711	32,182,361	29,964,872

	Other non-current assets
	09/30/2024	12/31/2023
Brazil	13,704,390	12,584,481
Europe (i)	2,978	3,275
Latin America (ii)	7,910	10,087
North America (iii)	11,758	8,969
	13,727,036	12,606,812

Main countries:

(i)	England, France, Spain and Portugal;
(ii)	Argentina, Bolivia, Uruguay and Paraguay, and
(iii)	United States of America

30

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.  FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Assets
Fair value through financial result
Cash and cash equivalents	5.2	1,073,849	1,667,155	2,542,184	3,298,142
Marketable securities	5.3	920,658	705,777	4,796,183	3,503,961
Derivative financial instruments	5.6	745,510	157,816	2,587,691	2,546,799
Other financial assets		—	—	4,360	3,113
		2,740,017	2,530,748	9,930,418	9,352,015
Amortized cost
Cash and cash equivalents	5.2	106,307	102,821	12,085,384	11,360,339
Trade receivables	5.7	—	—	4,204,914	3,444,636
Restricted cash	5.3	42,776	81,621	170,195	203,252
Receivables from related parties	5.8	469,204	348,096	421,866	340,091
Sectorial financial assets	5.10	—	—	696,017	548,700
Dividends and interest on equity receivable	17	155,426	319,135	165,451	255,777
		773,713	851,673	17,743,827	16,152,795
Total		3,513,730	3,382,421	27,674,245	25,504,810
Liabilities
Amortized cost
Loans, borrowings and debentures		(17,771,323)	(13,496,324)	(33,711,493)	(33,952,162)
Trade payables	5.9	(3,462)	(2,431)	(4,532,358)	(4,184,525)
Consideration payable		—	—	(205,512)	(203,094)
Other financial liabilities		—	—	(1,241,274)	(476,895)
Leases	5.5	(24,721)	(29,543)	(6,227,284)	(5,275,794)
Railroad concession payable	13	—	—	(3,620,713)	(3,565,373)
Related parties payable	5.8	(7,364,732)	(6,648,867)	(424,776)	(323,238)
Dividends payable	17	(3,495)	(276,065)	(81,127)	(549,054)
Sectorial financial liabilities	5.10	—	—	(1,970,214)	(1,810,698)
Installment of tax debts	14	(217,188)	(211,226)	(267,858)	(217,348)
		(25,384,921)	(20,664,456)	(52,282,609)	(50,558,181)
Fair value through financial result
Loans, borrowings and debentures		—	—	(28,283,118)	(22,952,492)
Derivative financial instruments	5.6	(823,793)	(645,985)	(2,350,047)	(3,415,145)
		(823,793)	(645,985)	(30,633,165)	(26,367,637)
Total		(26,208,714)	(21,310,441)	(82,915,774)	(76,925,818)

31

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.1. RESTRICTIVE CLAUSES

Under the terms of the main loan lines, the Company and its subsidiaries are required to comply with the following financial clauses:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan Luxembourg S.A.	* Senior Notes due 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.61
	* Senior Notes due 2029
	* Senior Notes due 2030
	* Senior Notes due 2031
Compass
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.20
Comgás S.A.	* Debenture	Net onerous debt (xi) / EBITDA (ii) cannot exceed 4.0x	1.77
	* BNDES
	* Loan 4131
Compagas	* 4th issue debenture	Net debt / EBITDA (ii) cannot exceed 3.5x	2,50
Sulgás	* BNDES	Net debt / EBITDA (ii) cannot exceed 3.5x	(0.69)
		General indebtedness ratio (Total liabilities / Total liabilities + Annual shareholders' equity) may not exceed 0.8	0.69
Necta	* 1st issue debenture	Net debt / EBITDA (ii) cannot exceed 4.0x	0.56
Moove
MLH	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.76
		ICSD (x) cannot be less than 2.5x at the end of each quarter	6.10
Rumo
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (viii)	ICJ (ix) = EBITDA(ii) / Financial result(v) cannot be less than 2.0x	5.35
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.40
	* ECA
	* Senior Notes due 2028(vi)
	* Senior Notes due 2032(vii)
	* Debentures (vii)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	1.05

32

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt consists of the balance of loans, borrowings and debentures (“Gross Debt”), net of cash and cash equivalents, marketable securities and derivative financial instruments on debt.
(ii)	Corresponds to the accumulated EBITDA for the last twelve months.
(iii)	Total debt means the sum of current and non-current loans, borrowings and debentures, and current and non-current derivative financial instruments.
(iv)	Net debt and pro forma EBITDA, including the equivalent of 50% of joint venture financial information as determined in the agreements. Net debt and pro forma EBITDA are non-GAAP measures. Pro forma EBITDA corresponds to the accumulated period of the last 12 months. For the covenants of the Senior Notes, the amounts of the unrestricted subsidiaries are excluded.
(v)	The financial result of net debt is represented by the cost of net debt.
(vi)	Senior Notes due 2028 was the first green issue in the freight railroad sector in Latin America. The subsidiary Rumo is committed to using the funds to finance all or part of ongoing and future projects that contribute to the promotion of a low-carbon and resource-efficient transportation sector in Brazil. The eligible projects are distributed in the areas of “acquisition, replacement and updating of rolling stock”, “infrastructure for duplication of railroad sections, new yards and yard extensions” and “railroad modernization”. The subsidiary issues an annual report showing the progress of the projects, which can be accessed directly on the investor relations page.
(vii)	The Senior Notes due 2032 was a Sustainability-Linked Bonds (SLBs) issue with the sustainable target of reducing greenhouse gas emissions by 17.6%per ton of useful kilometer (TKU) by 2026, with the base date of December 2020 as the starting point. The company is subject to a step-up of 25 basis points from July 2027 if it fails to meet this target, which would increase the interest rate to 4.45% p.a.
(viii)	The 11th, 12th and 13th debentures have a contractual leverage covenant limited to 3.0x. However, they have a waiver that allows the issuer to exceed this ratio up to a limit of 3.5x until December 31, 2027.
(ix)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(x)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).
(xi)	Net onerous debt consists of the balance of current and non-current debt, net of cash and cash equivalents and marketable securities.

Other ESG (Environmental, Social, and Corporate Governance) commitments

Malha Paulista's 2nd Debenture is linked to the sustainable target of reducing greenhouse gas emissions per TKU by 15% by 2023, from the base date of December 2019. The company will benefit from a step-down of 25 basis points in each series if it reaches this target, which would reduce the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series. In April 2024, compliance with the condition for the rate step-down was verified and the company will benefit in the next capitalization period.

Rumo S.A.'s 17th Debenture is linked to the sustainable goal of reducing (i) 17.6% of tons of direct greenhouse gas emissions per TKU by 2026; and (ii) 21.6% by 2030, with 2020 as the reference. The company is subject to a step-up of 25 basis points in both series if it fails to meet the targets.

As of September 30, 2024, the Company and its subsidiaries were in compliance with all financial and non-financial restrictive clauses.

The terms of the loans include cross-default provisions.

33

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.2. CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Cash and bank accounts	—	251	625,070	209,479
Savings account	55,763	102,400	449,246	431,011
Financial Investments	1,124,393	1,667,325	13,553,252	14,017,991
	1,180,156	1,769,976	14,627,568	14,658,481

Financial investments include the following:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Bank investments
Repurchase Agreements (i)	822,273	1,667,155	2,206,390	3,259,210
Certificate of bank deposits - CDB	251,576	—	335,794	—
Other investments	—	—	—	38,932
	1,073,849	1,667,155	2,542,184	3,298,142
Repurchase agreements	—	—	77,553	616,633
Certificate of bank deposits - CDB	50,344	—	10,901,304	9,807,983
Other	200	170	32,211	295,233
	50,544	170	11,011,068	10,719,849
	1,124,393	1,667,325	13,553,252	14,017,991

(i)	The repurchase agreements are allocated to the WG Renda Fixa Crédito Privado Fundo de Investimento (“WG”), which was created in the form of an open-ended fund and is managed by Itaú Unibanco Asset Management Ltda. (“Itaú Asset”). The fund's portfolio is composed of investments in public bonds and repurchase agreements backed by federal public bonds.

The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of September 30, 2024 and December 31, 2023. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.

34

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Marketable securities
Government securities (i)	920,658	705,777	4,310,604	3,107,813
Certificate of bank deposits	—	—	367,900	300,142
ESG Funds	—	—	117,679	96,006
	920,658	705,777	4,796,183	3,503,961
Current	920,658	705,777	4,678,504	3,407,955
Non-current	—	—	117,679	96,006
Total	920,658	705,777	4,796,183	3,503,961

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Restricted cash
Securities pledged as collateral	42,776	81,621	170,195	203,252
	42,776	81,621	170,195	203,252

Current	—	—	8,280	7,860
Non-current	42,776	81,621	161,915	195,392
Total	42,776	81,621	170,195	203,252

(i)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

35

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.4. LOANS, BORROWINGS AND DEBENTURES

a)      Composition

	Interest			Parent Company
Description	Index	Interest Rate	Currency	09/30/2024	12/31/2023	Maturity	Objective
No Warranty
Debentures	CDI + 2.65%	—	Real	—	1,208,141	Aug-25	Investments
	CDI + 1.65%	12.48%	Real	758,001	784,475	Aug-28	Capital management
	CDI + 1.50%	12.31%	Real	418,335	406,471	May-28	Capital management
	CDI + 1.50%	12.31%	Real	744,210	—	Jun-34	Capital management
	CDI + 1.90%	12.75%	Real	1,151,602	1,117,966	May-32	Capital management
	CDI + 2.00%	12.86%	Real	909,239	942,010	Aug-31	Capital management
	CDI + 2.40%	13.31%	Real	1,052,212	1,020,673	Apr-28	Capital management
	CDI + 2.40%	13.31%	Real	1,031,855	998,542	Jun-28	Capital management
	CDI + 1.80%	12.64%	Real	1,273,751	1,260,684	Jan-31	Capital management
	CDI + 1.00%	11.76%	Real	743,315	—	Jun-29	Capital management
	IPCA + 5.75%	10.46%	Real	421,270	412,478	Aug-31	Capital management
	Prefixed	8.02%	Dollar	1,667,050	1,451,867	Jun-30	Capital management
	Prefixed	7.52%	Dollar	3,262,982	2,897,097	Sep-29	Capital management
Commercial bank notes	CDI + 1.75%	12.59%	Real	564,924	547,755	Dec-28	Capital management
	CDI + 1.80%	12.64%	Real	457,249	448,165	Jan-31	Capital management
Loan 4131	Prefixed	6.60%	Dollar	3,315,328	—	Jun-31	Capital management
Total				17,771,323	13,496,324
Current				382,024	800,987
Non-current				17,389,299	12,695,337

36

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	09/30/2024	12/31/2023	Maturity	Objective	Segments
With guarantee
Loan 4131	Prefixed	Euro	—	—	860,658	Oct-25	Investments	Cosan Corporate
	Prefixed	Yen	—	—	602,487	Oct-25	Investments	Cosan Corporate
	Prefixed	Euro	—	—	1,954,022	Oct-26	Investments	Cosan Corporate
	Prefixed	Yen	—	—	1,135,226	Oct-26	Investments	Cosan Corporate
	Prefixed	Euro	—	—	812,496	Oct-27	Investments	Cosan Corporate
	Prefixed	Yen	—	—	470,951	Oct-27	Investments	Cosan Corporate
BNDES	URTJLP	Real	8.97%	1,885,244	2,210,390	Jul-31	Investments	Rumo
	Prefixed	Real	6.00%	32,055	128,494	Dec-24	Investments	Rumo
	Prefixed	Real	—	—	29	Jan-24	Investments	Rumo
	IPCA + 5.74%	Real	10.45%	1,068,699	893,810	Dec-36	Investments	Compass
	IPCA + 6.01%	Real	10.73%	307,997	304,276	Dec-36	Investments	Compass
	IPCA + 3.25%	Real	7.84%	1,381,818	1,547,664	Jun-34	Investments	Compass
	IPCA + 4.10%	Real	8.73%	94,623	112,946	Apr-29	Investments	Compass
	IPCA + 4.10%	Real	16.48%	145,122	140,016	Apr-29	Investments	Compass
Export credit note	CDI + 2.25%	Real	12.88%	41,761	78,965	May-26	Capital management	Rumo
	CDI + 2.25%	Real	12.88%	75,465	60,774	Feb-26	Capital management	Rumo
	CDI + 2.20%	Real	11.82%	30,277	30,252	Mar-26	Capital management	Rumo
	CDI + 2.07%	Real	12.69%	50,361	52,101	Mar-25	Capital management	Rumo
	CDI + 1.29%	Real	11.82%	51,754	—	May-29	Capital management	Rumo
	SOFR + 1.30%	Dollar	6.14%	276,557	487,544	Jan-25	Capital management	Rumo
Bank credit note	IPCA	Real	5.43%	888,130	954,205	Jan-48	Investments	Rumo
	IPCA + 6,48%	Real	11.22%	109,962	—	Aug-42	Investments	Rumo
Debentures	CDI + 1.79%	Real	—	—	753,435	Jun-24	Investments	Rumo
	CDI + 1.30%	Real	11.84%	—	759,390	Oct-27	Capital management	Rumo
	IPCA + 4.52%	Real	10.91%	757,675	773,556	Jun-31	Investments	Rumo
	IPCA + 5.80%	Real	10.51%	493,265	—	Mar-34	Investments	Rumo
	IPCA + 5.93%	Real	10.64%	599,425	—	Mar-39	Investments	Rumo
Export Credit Agency (“ECA”)	Euribor + 0.58%	Euro	3.94%	36,057	48,849	Sep-26	Investments	Rumo
	DI + 1.36%	Real	12.15%	60,000	—	Jan-25	Capital management	Compass
				8,386,247	15,172,536
No Warranty

37

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	09/30/2024	12/31/2023	Maturity	Objective	Segments
Loan 4131	Prefixed	Dollar	5.50%	13,636	31,920	Mar-25	Investments	Moove
	Prefixed	Dollar	2.13%	1,079,629	943,486	Feb-25	Capital management	Compass
	Prefixed	Dollar	4.04%	836,571	734,191	May-26	Capital management	Compass
	Prefixed	Dollar	1.36%	—	362,774	Feb-24	Capital management	Compass
	Prefixed	Euro	4.88%	488,057	—	Mar-25	Capital management	Compass
Perpetual Notes	Prefixed	Dollar	8.25%	2,758,384	2,451,160	Nov-40	Acquisition	Cosan Corporate
Senior Notes Due 2027	Prefixed	Dollar	7.00%	2,204,837	2,016,330	Jan-27	Acquisition	Cosan Corporate
Senior Notes Due 2028	Prefixed	Dollar	5.25%	2,407,840	2,178,449	Jan-28	Investments	Rumo
Senior Notes Due 2029	Prefixed	Dollar	5.50%	4,024,483	3,622,922	Sep-29	Acquisition	Cosan Corporate
Senior Notes Due 2030	Prefixed	Dollar	7.50%	3,032,457	2,642,023	Jun-30	Capital management	Cosan Corporate
Senior Notes Due 2031	Prefixed	Dollar	7.25%	3,299,693	—	Jun-31	Capital management	Cosan Corporate
Senior Notes Due 2032	Prefixed	Dollar	4.20%	2,278,956	2,066,885	Jan-32	Investments	Rumo
Debentures	IPCA + 4.68%	Real	9.34%	241,896	396,201	Feb-26	Investments	Rumo
	IPCA + 4.50%	Real	9.15%	1,566,557	1,596,910	Jun-31	Investments	Rumo
	IPCA + 3.60%	Real	8.21%	408,627	413,881	Dec-30	Investments	Rumo
	IPCA + 6.80%	Real	11.55%	991,604	1,004,762	Apr-30	Investments	Rumo
	IPCA + 3.90%	Real	8.52%	1,138,518	1,113,820	Oct-29	Investments	Rumo
	IPCA + 5.73%	Real	10.43%	518,745	551,709	Oct-33	Investments	Rumo
	IPCA + 4.00%	Real	8.63%	1,037,165	1,077,141	Dec-35	Investments	Rumo
	IPCA + 4.54%	Real	9.19%	241,140	254,232	Jun-36	Investments	Rumo
	IPCA + 5.99%	Real	10.71%	469,139	470,177	Jun-32	Investments	Rumo
	IPCA + 5.76%	Real	10.47%	724,794	753,439	Aug-29	Investments	Rumo
	IPCA + 6,05%	Real	10.77%	735,330	—	Aug-36	Investments	Rumo
	IPCA + 6.42%	Real	10.91%	148,235	—	Jun-34	Investments	Rumo
	IPCA + 6.53%	Real	10.91%	531,650	—	Jun-39	Investments	Rumo
	IPCA + 6.18%	Real	10.91%	717,616	749,252	May-33	Investments	Rumo
	IPCA + 4.33%	Real	8.97%	596,734	554,147	Oct-24	Investments	Compass
	IGPM + 6.10%	Real	10.90%	375,257	359,639	May-28	Capital management	Compass
	CDI + 2.65%	Real	—	—	1,208,141	Jan-00	Investments	Cosan Corporate
	CDI + 1.90%	Real	12.75%	1,151,602	1,117,966	May-32	Investments	Cosan Corporate
	CDI + 1.50%	Real	12.31%	418,335	406,471	May-28	Investments	Cosan Corporate
	CDI + 1.50%	Real	12.75%	744,210	—	Jun-34	Investments	Cosan Corporate
	CDI + 1.95%	Real	12.55%	—	735,565	Jan-00	Investments	Compass

38

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	09/30/2024	12/31/2023	Maturity	Objective	Segments
	CDI + 1.45%	Real	12.25%	411,967	399,457	Dec-26	Investments	Compass
	CDI + 1.55%	Real	12.37%	1,815,463	1,764,022	Nov-30	Investments	Compass
	CDI + 1.55%	Real	12.30%	71,245	—	Jan-27	Investments	Compass
	CDI + 2,24%	Real	5.68%	227,440	—	Dec-26	Capital management	Compass
	CDI + 1.08%	Real	5.68%	1,501,154	—	Mar-29	Investments	Compass
	IPCA + 5.12%	Real	9.80%	528,347	550,342	Aug-31	Investments	Compass
	100.00% CDI	Real	11.53%	1,504,146	—	Mar-29	Capital management	Compass
	IPCA + 7.36%	Real	12.14%	87,572	80,960	Dec-25	Investments	Compass
	IPCA + 5.22%	Real	9.90%	496,165	533,854	Aug-36	Investments	Compass
	IPCA + 6,38%	Real	11.11%	720,384	—	Jul-34	Investments	Compass
	IPCA + 6,45%	Real	11.19%	707,946	—	Jul-39	Investments	Compass
	CDI + 1.65%	Real	12.48%	758,001	784,475	Aug-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	13.31%	1,052,212	1,020,673	Apr-28	Capital management	Cosan Corporate
	CDI + 2.40%	Real	13.31%	1,031,855	998,542	Jun-28	Capital management	Cosan Corporate
	CDI + 2.00%	Real	12.86%	909,238	942,011	Aug-31	Capital management	Cosan Corporate
	CDI + 1.80%	Real	12.64%	1,273,751	1,260,684	Jan-31	Capital management	Cosan Corporate
	CDI + 1.00%	Real	10.46%	743,315	—	Jun-29	Capital management	Cosan Corporate
	IPCA + 5.75%	Real	10.46%	421,270	412,478	Aug-31	Capital management	Cosan Corporate
Working capital	SOFR + 1.50%	Dollar	1.50%	2,058,508	2,175,107	May-27	Acquisition	Moove
Working capital	SONIA + 1.30%	GBP	1.30%	256,116	—	Jun-26	Acquisition	Moove
Export Credit Note	SOFR+ 1.30%	Dollar	6.14%	277,593	—	Jun-27	Acquisition	Moove
Export Prepayment	SOFR-06 + 1.30%	Dollar	6.61%	550,806	—	Jun-27	Acquisition	Moove
Commercial bank notes	CDI + 1.75%	Real	12.59%	564,924	547,755	Dec-28	Capital management	Cosan Corporate
	CDI + 1.80%	Real	12.64%	457,249	448,165	Jan-31	Capital management	Cosan Corporate
				53,608,364	41,732,118

Total				61,994,611	56,904,654

Current				4,521,976	4,882,398
Non-current				57,472,635	52,022,256

39

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, the market interest curves on September 30, 2024 were considered on an annual basis.

All debts with maturity dates denominated in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

Loans, borrowings and debentures that are classified as non-current have the following maturities:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
1 to 2 years	—	569,067	2,585,223	4,800,498
2 to 3 years	356,066	—	6,834,642	6,255,752
3 to 4 years	3,128,925	360,698	7,545,740	6,626,698
4 to 5 years	4,604,744	3,319,442	11,746,686	7,554,468
5 to 6 years	3,286,632	3,327,245	7,581,768	8,143,128
6 to 7 years	4,922,446	3,101,714	6,709,997	6,777,099
7 to 8 years	607,651	1,650,648	5,971,946	2,599,593
Over 8 years	482,835	366,523	8,496,633	9,265,020
	17,389,299	12,695,337	57,472,635	52,022,256

b)     Movement

	Parent Company	Consolidated
Balance as of January 1, 2024	13,496,324	56,904,654
Proceeds	4,421,447	13,305,974
Repayment of principal	(1,160,058)	(10,815,516)
Payment of interest	(1,135,219)	(3,516,016)
Payment of interest on work in progress	—	(98,478)
Business combination	—	285,033
Interest, foreign exchange variation and fair value	2,148,829	5,928,960
Balance as of September 30, 2024	17,771,323	61,994,611

40

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)        Guarantees

The subsidiary Rumo has some financing contracts with development banks for investments, which are guaranteed by bank guarantees at an average cost of 0.68% p.a. or by real guarantees (assets) and escrow accounts. On September 30, 2024, the balance of bank guarantees contracted was R$2,695,461 (R$3,120,034 on December 31, 2023).

The subsidiary MLH has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and a guarantee with first-tier banks for payment to third parties, with an average annual cost of 3.90%. On September 30, 2024, the balance of guarantees contracted was R$14,201 (R$31,931 on December 31, 2023).

d)        Unused lines of credit

As of September 30, 2024, the Company had credit lines with banks rated AA, which were not used, in the amount of R$1,829,779 (R$2,102,756 as of December 31, 2023). The use of these lines of credit is subject to certain contractual conditions.

e)        Offset of assets and liabilities

Internalization of Senior Note due 2031 (Note 2):

	Compensation Loan 4131 and Time deposit
	Gross value	Compensated amount	Net value
Time deposit (Notional)	3,268,860	(3,268,860)	—
Time deposit (Interest)	56,333	(56,333)	—
	3,325,193	(3,325,193)	—
Loan 4131 (principal and exchange rate variation) (i)	(3,268,860)	3,268,860	—
Loan 4131 (interest)	(56,333)	56,333	—
	(3,325,193)	3,325,193	—

(i)	The amounts are equivalent to U.S.$600,000 thousand, using the Ptax conversion rate of September 30, 2024, which was R$5.4481.

41

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Compensation Debenture and TRS
	Gross value	Compensated amount	Net value
TRS (Notional)	4,892,394	(4,892,394)	—
TRS (Interest)	41,713	(41,713)	—
	4,934,107	(4,934,107)	—
Debentures principal and exchange rate variation) (i)	(4,892,394)	4,892,394	—
Debentures (interest)	(41,713)	41,713	—
	(4,934,107)	4,934,107	—

(i)	The amounts are equivalent to US$898,000 thousand, using the Ptax conversion rate of September 30, 2024, which was R$5.4481.

Since the Company has the legally enforceable right to offset the amounts and the intention to settle them simultaneously, for consolidation purposes the Company has offset the asset relating to the Total Return Swap (“TRS”) on the balance sheet against the debt liability arising from the debentures and the Time Deposit against the Loans 4131, presenting them at net value, as well as their respective impacts on the income statement. In this way, no sensitivity analysis is carried out either, as both transactions are risk-free for the company.

f)         Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow, using the implicit discount rate. They are classified as level 2 fair value in the hierarchy (Note 5.11).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

5.5. LEASES LIABILITIES
	Parent Company	Consolidated
At January 1, 2024	29,543	5,275,794
Additions	—	948,552
Write-offs	—	(10,419)
Settlement interest and foreign exchange variation	2,327	675,870
Repayment of principal	(4,828)	(546,126)
Payment of interest	(2,332)	(282,432)
Contractual adjustment	11	145,391
Business combination (i)	—	20,404
Transfers between liabilities	—	250
At September 30, 2024	24,721	6,227,284
Current	8,927	946,463
Non-current	15,794	5,280,821
	24,721	6,227,284

(i)	Lease liabilities identified in the acquisition of Compagas, see note 9.3.

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGP-M and IPCA) or may incur interest calculated based on the TJLP or CDI. Some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization, appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on profit or loss were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	3Q24	3Q23	9M24	9M23
Variable lease payments not included in the recognition of lease obligations	13,377	8,827	38,625	30,536
Expenses related to short-term leases	7,465	16,437	20,422	22,030
Low asset leasing costs, excluding short-term leases	2,344	804	7,521	1,455
	23,186	26,068	66,568	54,021

42

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The lease balances recorded by the Company include the contract of the indirect subsidiary Rumo Malha Central S.A. (“Rumo Malha Central”) and the renewal amendment to the contract of the indirect subsidiary Rumo Malha Paulista, which have an implicit rate identified and are therefore readily determinable. In other words, in these cases, the appreciation does not generate distortions in the liabilities and the right of use, in accordance with Circular Letter 2/2019 of the Brazilian Securities and Exchange Commission (“CVM”). This particularity of the Company means that the effects on the balances (of lease liabilities, right of use, financial expense and depreciation expense), if the measurement were made at the present value of the expected installments plus projected future inflation, would not be relevant to influence the decisions of users and, consequently, to be presented in the interim financial statements.

The Company recorded lease liabilities at the present value of the installments including any tax credits to which it will be entitled at the time of payment of the leases. The potential PIS/COFINS credit included in liabilities on September 30, 2024 is R$27,911 (R$32,244 at December 31, 2023).

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company				Consolidated
	Notional		Fair value		Notional		Fair value
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Exchange rate derivatives
Forward agreements	—	—	—	—	114,559	6,716	(6,847)	(147)
FX option agreements	—	—	—	—	411,000	363,098	8,963	30,677
	—	—	—	—	525,559	369,814	2,116	30,530
Commodity derivatives
Forward contract - NDF	—	—	—	—	40,616	28,494	364	4,333
	—	—	—	—	40,616	28,494	364	4,333
Interest rate and exchange rate risk
Swap agreements (interest rate)	602,710	7,038,443	9,472	(9,945)	6,713,724	7,209,400	(56,373)	(10,686)
Swap agreements (interest and FX)	12,849,472	10,434,580	680,585	(562,802)	21,296,075	18,260,969	649,655	(1,546,736)
Forward agreements (interest and FX)	—	126,472	—	(3,720)	—	8,985,594	—	(939,559)
Swap agreements (interest and inflation)	—	—	—	—	12,060,130	14,307,844	216,010	853,639
	13,452,182	17,599,495	690,057	(576,467)	40,069,929	48,763,807	809,292	(1,643,342)
Share price risk
Swap agreements - (TRS)	2,076,288	1,775,341	(768,340)	88,298	2,076,288	1,775,341	(768,340)	88,297
Call Spread	—	—	—	—	9,510,160	5,594,212	194,212	366,296
Collar (Vale Shares)	—	—	—	—	—	13,114,720	—	285,540
	2,076,288	1,775,341	(768,340)	88,298	11,586,448	20,484,273	(574,128)	740,133
Total financial instruments			(78,283)	(488,169)			237,644	(868,346)
Current assets			—	54,935			619,281	202,399
Non-current assets			745,510	102,881			1,968,410	2,344,400
Current liabilities			(768,405)	(364,747)			(1,833,210)	(1,250,520)
Non-current liabilities			(55,388)	(281,238)			(516,837)	(2,164,625)
Total			(78,283)	(488,169)			237,644	(868,346)

43

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

	Parent company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Derivative financial instruments	690,057	(576,467)	809,292	(990,764)
Non-derivative financial instruments	(768,340)	88,298	(571,648)	122,418
	(78,283)	(488,169)	237,644	(868,346)

Debt derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

a)             Fair value hedge

The Company, through its subsidiaries, adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument, since the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established a hedge ratio close to 1:1 for the hedging relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedging instrument with the changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term assessed by the Company are mainly: (i) a reduction or modification in the hedged item; and (ii) a change in the credit risk of the Company or the counterparty to the swaps entered. The amounts relating to the items designated as hedging instruments were as follows:

		Registered value		Accumulated fair value adjustment
	Notional	09/30/2024	12/31/2023	9M24	9M23
FX rate risk hedge
Designated items
Export prepayment – (“PPE”) 2 (Moove)	—	—		—	(48)
PPE - (Moove)	(536,300)	(550,806)	—	4,803	—
NCE - (Moove)	(269,870)	(277,593)	—	241	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,407,840)	(2,178,449)	(49,257)	49,955
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(2,278,956)	(2,066,885)	(70,495)	(15,702)
NCE USD (Rumo Malha Norte)	(241,700)	(276,557)	(487,544)	(3,207)	5,867
Total debt	(6,098,845)	(5,791,752)	(4,732,878)	(117,915)	40,072
Derivative financial instruments
Swap - PPE 2 (Moove)	—	—	—	—	(12,661)
PPE - (Moove)	536,300	(5,451)	—	(5,451)	—
NCE - (Moove)	269,870	(1,763)	—	(1,763)	—
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(170,407)	(460,939)	(290,533)	5,653
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	50,302	(239,630)	(289,933)	104,709
Swap exchange rate and interest (Rumo Malha Norte)	241,700	28,559	5,293	(23,266)	(20,162)
Total derivatives	6,098,845	(98,760)	(695,276)	(610,946)	77,539
Total	—	(5,890,512)	(5,428,154)	(728,861)	117,611

44

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

		Registered value		Accumulated fair value adjustment
	Notional	09/30/2024	12/31/2023	9M24	9M23
Interest rate risk hedge
Designated items
Debenture 5th issue - single series (Comgás)	—	—	—	—	(81,846)
BNDES Project VIII (Comgás)	(812,499)	(714,581)	(803,990)	83,093	62,644
Debenture (Rumo)	(10,189,275)	(10,318,990)	(7,973,671)	(717,490)	190,258
ACF (Rumo)	(116,389)	(109,962)	—	(3,503)	—
Finem (Rumo)	(23,371)	(24,226)	(36,301)	(894)	601
CCB (Rumo)	(951,095)	(888,419)	(954,205)	(41,178)	(2,879)
Total debt	(12,092,629)	(12,056,178)	(9,768,167)	(679,972)	168,778
Derivative financial instruments
Debenture 5th issue - single series (Comgás)	—	—	—	—	14,086
BNDES Project VIII (Comgás)	812,499	(85,379)	(56,085)	(29,294)	(9,137)
Swaps Debenture (Rumo)	10,305,664	60,016	559,964	499,950	(275,594)
Finem (Rumo)	23,371	1,400	1,600	200	(1,628)
CCB (Rumo)	951,095	(57,503)	(15,221)	42,282	1,826
Derivative total	12,092,629	(81,466)	490,258	513,138	(270,447)
Total	—	(12,137,644)	(9,277,909)	(166,834)	(101,669)

b)            Fair value option

Certain derivative instruments have not been assigned to documented hedge structures.

The Company has chosen to irrevocably designate the hedged liabilities to be recorded at fair value through profit or loss. Considering that derivative instruments are recorded at fair value through profit or loss, the accounting effects are similar to those that would be obtained through hedge documentation:

			Registered Value		Accumulated fair value
		Notional	09/30/2024	12/31/2023	9M24	9M23
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD + 7.0%	(2,135,655)	2,204,837	(2,016,330)	3,140,193	579,552
Export Credit Agreement (Rumo)	EUR + 0.58%	(25,369)	(36,057)	(48,849)	(634)	(1,235)
Scotibank 2021	USD + 1.60%	—	—	(362,774)	—	6,716
Scotibank 2022	USD + 2.51%	(1,097,400)	(1,079,629)	(943,486)	13,543	49,199
Scotibank 2023	USD + 4.76%	(749,310)	(836,571)	(734,191)	(8,162)	4,503
BNP Paribas 2024	EUR + 5.74%	(475,679)	(488,056)	—	(12,378)	—
Total		(4,483,413)	(235,476)	(4,105,630)	3,132,562	638,735
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	BRL + 114.48% CDI	2,135,655	151,134	(46,214)	1,428,175	314,870
Inflation and interest rate swaps (Rumo)	BRL + 108% CDI	25,369	10,524	9,316	(1,208)	5,772
Scotibank 2021	CDI + 1.25%	—	—	(63,184)	63,184	(46,039)
Scotibank 2022	CDI + 1.20%	1,097,400	(36,834)	(212,180)	175,346	(137,375)
BNP Paribas 2024	CDI + 1.35%	475,679	36,083	—	184,738	—
Scotibank 2018	107.9% CDI	—	—	—	—	(28,050)
Scotibank 2023	CDI + 1.30%	749,310	58,055	(22,611)	80,666	(28,570)
Total derivatives		4,483,413	218,962	(334,873)	1,930,901	80,608
Total		—	(16,514)	(4,440,503)	5,063,463	719,343

45

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

			Registered Value		Accumulated fair value adjustment
		Notional	09/30/2024	12/31/2023	9M24	9M23
FX rate risk
Items
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(107,401)	(94,623)	(112,946)	2,204	29,656
BNDES Project VIII (Comgás)	IPCA + 3.25%	(707,003)	(667,237)	(743,674)	27,943	60,302
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(577,943)	(598,752)	23,355	(19,707)
BNDES Project IX - Sub A (Comgás)	IPCA + 5.74%	(306,207)	(299,194)	—	7,196	—
BNDES Project IX - Sub A (Comgás)	IPCA + 5.74%	(196,598)	(191,562)	—	1,681	—
BNDES Project IX - Sub B (Comgás)	IPCA + 6.01%	(315,186)	(307,997)	—	7,781	—
6th issue - single series (Comgás)	IPCA + 4,33%	(523,993)	(596,734)	(554,148)	45	(40,744)
4th issue - 3rd series (Comgás)	IPCA + 7.36%	(76,545)	(87,572)	(80,960)	268	(11,732)
9th issue - 1st series (Comgás)	IPCA + 5.12%	(500,000)	(528,347)	(550,342)	56,485	(15,799)
11th issue - 1st series (Comgás)	IPCA + 6.38%	(750,000)	(720,384)	—	14,093	—
9th issue - 2nd series (Comgás)	IPCA + 5.22%	(500,000)	(496,165)	(533,854)	86,579	(15,491)
11th issue - 2nd Series (Comgás)	IPCA + 6.45%	(750,000)	(707,946)	—	16,950	—
Debentures (Rumo)	IPCA + 4.68%	(180,000)	(241,896)	(396,201)	816	10,048
Debentures (Rumo)	IPCA + 4.50%	(600,000)	(760,497)	(774,939)	(33,425)	21,980
Total		(6,078,515)	(6,278,097)	(4,345,816)	211,971	18,513
Derivative instruments
BNDES Projects VI and VII (Comgás)	87.50% of CDI	107,401	(2,418)	64	(2,482)	(628)
BNDES Project VIII (Comgás)	82.94% of CDI	707,003	(29,463)	(6,578)	(22,885)	(3,533)
BNDES Project IX (Comgás)	98.9% of CDI	565,582	25,138	46,904	(21,766)	6,768
BNDES Project IX - Sub A (Comgás)	98.49% of CDI	306,207	(2,877)	—	(2,877)	—
BNDES Project IX - Sub A (Comgás)	92.35% of CDI	196,598	(1,930)	—	(1,930)	—
BNDES Project IX - Sub B (Comgás)	95.55% of CDI	315,186	(3,415)	—	(3,415)	—
6th issue - single series (Comgás)	89.9% of CDI	523,993	23,489	20,116	3,373	(5,542)
4th issue - 3rd series (Comgás)	112.49% of CDI	76,545	4,043	4,567	(524)	(691)
9th issue - 1st series (Comgás)	109.20% of CDI	500,000	35,918	42,093	(6,175)	7,192
11th issue - 1st series (Comgás)	100.45% of CDI	750,000	(15,934)	—	(15,934)	—
9th issue - 2nd series (Comgás)	110.60% of CDI	500,000	5,802	26,901	(21,099)	8,149
11th issue - 2nd Series (Comgás)	99.70% of CDI	750,000	(18,818)	—	(18,818)	—
Debentures (Rumo)	107% CDI	180,000	59,447	81,885	22,438	(3,954)
Debentures (Rumo)	103% CDI	600,000	152,651	147,429	(5,222)	(63,629)
Total derivatives		6,078,515	231,633	363,381	(97,316)	(55,868)
Total		—	(6,046,464)	(3,982,435)	114,655	(37,355)

46

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)             Cash flow hedge

The indirect subsidiary Edge Comercialização S.A. entered into a natural gas sales contract (Brent risk) with a third party and related party. In order to protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

The expected benefits of this contract are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial results of hedging instruments, protecting the subsidiary's margins, maintaining predictability in its costs or revenues and ensuring greater stability in operating results.

The indirect subsidiary TRSP has adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments - lease liabilities in US dollars already contracted.

On September 30, 2024, the ineffective portion related to Brent was reclassified to financial income. The impacts recognized in the subsidiary's equity and the estimated realization in equity are shown below:

a)             Composition

Financial instruments	Subsidiary	Risk	Unit	Notional R$	Fair value 09/30/2024	Book value 09/30/2024	( - ) Deferred taxes	Effect on shareholders' equity 09/30/2024
Leasing	Compass	FX rate	BRL	(1,783,341)	(206,739)	(206,739)	70,292	(136,447)
Effect on balance sheet				(1,783,341)	(206,739)	(206,739)	70,292	(136,447)

b)            Movement

Financial instruments	Net operating revenue	Net financial result	Comprehensive income	Gains or (losses) realized
Future (BRENT)	(5,149)	(17,880)	—	23,029
Leasing	(3,182)	(244)	(206,739)	—
September 30, 2024	(8,331)	(18,124)	(206,739)	23,029
5.7. TRADE RECEIVABLES
	Consolidated
	09/30/2024	12/31/2023
Domestic market	3,398,060	2,790,623
Unbilled receivables (i)	966,603	782,813
Foreign market - foreign currency	43,847	32,308
	4,408,510	3,605,744
Expected credit losses	(203,596)	(161,108)
	4,204,914	3,444,636
Current	4,032,624	3,330,488
Non-current	172,290	114,148
Total	4,204,914	3,444,636

(i)	Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

47

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)
5.8. RELATED PARTIES

a)            Accounts receivable and payable with related parties:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Current assets
Commercial operations
Raízen S.A.	4,752	7,798	84,984	63,004
Rumo S.A.	3,151	6,214	—	—
CLI Sul S.A.	10	10	21,451	21,633
Cosan Lubrificantes e Especialidades S.A.	3,035	5,722	—	—
Aguassanta Participações S.A.	—	88	—	88
Compass Gás e Energia S.A.	2,976	4,253	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	9,286
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	35,080	—
Vale S.A	—	—	8,859	5,000
Radar Gestão de Investimentos S.A.	233	—	233	—
Norgás S.A.	—	—	3,893	8,976
Other	251	121	2,163	452
	14,408	24,206	170,949	108,439
Financial and corporate operations
Raízen S.A.	42,772	36,020	42,624	36,032
Cosan Dez Participações S.A.	—	111,659	—	—
Ligga S.A.	—	—	—	107,000
Other	2,556	1,466	—	—
	45,328	149,145	42,624	143,032
Total current assets	59,736	173,351	213,573	251,471

Non-current assets
Commercial operations
Termag - Terminal Marítimo de Guarujá S.A.	—	—	25,071	36,952
	—	—	25,071	36,952
Financial and corporate operations
Raízen S.A.	28,808	46,911	28,829	46,935
Cosan Lubrificantes e Especialidades S.A.	119,341	127,834	—	—
Rumo Malha Paulista S.A	111,659	—	—	—
Ligga S.A.	149,660	—	149,660	—
Other	—	—	4,733	4,733
	409,468	174,745	183,222	51,668
Total non-current assets	409,468	174,745	208,293	88,620
Related parties receivables	469,204	348,096	421,866	340,091

48

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Current liabilities
Commercial operations
Raízen S.A.	17,089	4,099	319,043	232,713
Termag - Terminal Marítimo de Guarujá S.A.	—	—	4,660	10,500
Associação Gestora da Ferrovia Interna do Porto de Santos (AG-FIPS)	—	—	48,072	—
Aguassanta Participações S.A.	—	—	—	984
Cosan Lubrificantes e Especialidades S.A.	8,265	1,065	—	—
Norgás S.A.	—	—	—	6,816
Radar Gestão de Investimentos S.A.	95	—	95	—
Vale S.A			99	4,000
Others	1,143	6,065	2,503	32,726
	26,592	11,229	374,472	287,739
Financial and corporate operations
Raízen S.A.	47,603	32,405	49,226	34,421
Cosan Overseas Limited	35,203	31,282	—	—
Cosan Luxembourg S.A	98,272	123,983	—	—
	181,078	187,670	49,226	34,421
Total current liabilities	207,670	198,899	423,698	322,160
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A.	636,438	655,683	—	—
Cosan Luxembourg S.A	3,776,427	3,355,612	—	—
Cosan Overseas Limited	2,743,118	2,437,595	—	—
Raízen S.A.	1,079	1,078	1,078	1,078
Total non-current liabilities	7,157,062	6,449,968	1,078	1,078
Payables to related parties	7,364,732	6,648,867	424,776	323,238

49

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)            Transactions with related parties:

	Parent Company				Consolidated
	3Q24	3Q23	9M24	9M23	3Q24	3Q23	9M24	9M23
Operating income
Raízen S.A.	—	—	—	—	663,784	244,962	929,673	588,746
Raízen International Universal Corporation	—	—	—	—	—	1,543	—	1,743
Elevações Portuárias S.A.	—	—	—	—	—	—	—	7,821
Vale S.A.	—	—	—	—	22,717	—	22,913	—
Others	—	—	—	—	409	—	5,083	—
	—	—	—	—	686,910	246,505	957,669	598,310

Purchase of goods / inputs / services
Raízen S.A.	(6)	(2)	(21)	(7)	(664,055)	(583,112)	(1,815,169)	(1,646,546)
Vale S.A.	—	—	—	—	(167)	—	(2,336)	—
Elevações Portuárias S.A.	—	—	—	—	—	(3,234)	—	(3,234)
Others	—	—	—	—	—	—	—	(13,203)
	(6)	(2)	(21)	(7)	(664,222)	(586,346)	(1,817,505)	(1,662,983)

Shared income (expenses)
Aguassanta Participações S.A.	—	—	—	—	—	(4)	—	(4)
Compass Gás e Energia S.A.	75,663	1,958	86,121	5,611	—	—	—	—
Companhia de Gás de São Paulo - COMGÁS	(10)	—	(12)	(181)	—	—	—	—
Cosan Lubrificantes e Especialidades S.A.	1,634	1,446	4,596	3,666	—	—	—	—
Raízen S.A.	(1,971)	(785)	(3,697)	(3,699)	(7,718)	(19,445)	(68,211)	(60,754)
Rumo S.A.	1,439	1,591	4,064	4,190	—	—	—	—
Others	(76)	(4)	(9)	14	(76)	—	(23)	20
Trizy - Sinlog Tec. Em Logistica S.A.	—	—	—	129	—	—	—	—
	76,679	4,206	91,063	9,730	(7,794)	(19,449)	(68,234)	(60,738)

Financial result
Cosan Luxembourg S.A.	25,253	(350,542)	(577,862)	(59,882)	—	—	—	—
Cosan Overseas Limited	(2,358)	(146,009)	(473,207)	(46,881)	—	—	—	—
Aldwych Temple Venture Capital Limited	—	—	—	46,191	—	—	—	—
Others	3	(1)	3	(1)	—	—	—	—
	22,898	(496,552)	(1,051,066)	(60,573)	—	—	—	—
Total	99,571	(492,348)	(960,024)	(50,850)	14,894	(359,290)	(928,070)	(1,125,411)

50

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The Company has a cost-sharing agreement that describes the sharing of activities and expenses, along with reimbursement guidelines and other commercial terms for the allocation of group expenses.

c)             Remuneration of administrators and directors

The Company has a compensation policy approved by the Board of Directors. Compensation from the Company's key management personnel includes salaries, contributions to a defined post-employment benefit plan and stock-based compensation. On May 29, 2024, the Annual General Meeting approved the overall annual remuneration of the directors for the 2024 financial year. We present below the results of the Parent Company on September 30, 2024:

	3Q24	3Q23	9M24	9M23
Short-term benefits to employees and managers	11,928	8,390	32,560	25,272
Share-based compensation	15,410	31,269	43,147	52,746
Post-employment benefits	160	137	447	389
Benefits from termination of employment contract	—	—	1,645	—
	27,498	39,796	77,799	78,407

5.9. TRADE PAYABLES
	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Material and services suppliers	3,462	2,431	3,421,171	3,110,114
Natural gas/ transport and logistics suppliers	—	—	1,111,187	1,074,411
	3,462	2,431	4,532,358	4,184,525

Current	3,462	2,431	4,513,318	3,920,273
Non-current	—	—	19,040	264,252
Total	3,462	2,431	4,532,358	4,184,525
5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY
	Sectorial Assets	Sectorial liabilities	Total
At January 1, 2024	548,700	(1,810,698)	(1,261,998)
Cost of gas	(3,493)	—	(3,493)
Tax credits	—	(35,086)	(35,086)
Interest and monetary update	50,922	(124,430)	(73,508)
Business combination	5,980	—	5,980
Deferral of IGP-M	93,908	—	93,908
At September 30, 2024	696,017	(1,970,214)	(1,274,197)

Current	224,564	(67,198)	157,366
Non-current	471,453	(1,903,016)	(1,431,563)
Total	696,017	(1,970,214)	(1,274,197)

51

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

5.11 RECOGNIZED FAIR VALUE MEASUREMENTS

All resulting fair value estimates are included in level 2, except for a contingent consideration payable where fair values were determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair values of consolidated assets and liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		09/30/2024	12/31/2023	09/30/2024			12/31/2023
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	2,542,184	3,298,142	—	2,542,184	—	—	3,298,142	—
Marketable securities	5.3	4,796,183	3,503,961	—	4,796,183	—	—	3,503,961	—
Other financial assets		4,360	3,113	4,360	—	—	3,113	—	—
Investment properties (i)	11.5	15,566,348	15,976,126	—	—	15,566,348	—	—	15,976,126
Derivate financial instruments	5.6	2,587,691	2,546,799	—	2,587,691	—	—	2,546,799	—
Total		25,496,766	25,328,141	4,360	9,926,058	15,566,348	3,113	9,348,902	15,976,126
Liabilities
Loans, borrowings and debentures (ii)	5.4	(61,994,611)	(56,904,654)	—	(28,283,118)	—	—	(22,952,492)	—
Derivative financial instruments	5.6	(2,350,047)	(3,415,145)	—	(2,350,047)	—	—	(3,415,145)	—
Total		(64,344,658)	(60,319,799)	—	(30,633,165)	—	—	(26,367,637)	—

(i)	The fair value of investment properties was determined based on the direct comparative method of market data applied to transactions with similar properties (type, location and quality of the property), and to some extent based on sales quotes for potential transactions with comparable assets (level 3). The methodology used to determine fair value considers direct comparisons of market information, such as market surveys, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (type of crop) and rainfall levels, among other data, in line with the standards issued by the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas, or “ABNT”). The discount rates used vary between 11.12% p.a. and 11.20% p.a. on September 30, 2024, and December 31, 2023.
(ii)	The fair value of the Company's loans does not differ significantly from their book value except for debts that are designated at fair value through the result.

52

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

For debts that have a market value quoted on the Luxembourg (Luxembourg Stock Exchange or “LuxSE”), the measurement of fair value for disclosure purposes is based on the quoted market price as follows:

Debt	Company	09/30/2024	12/31/2023
Senior Notes 2028	Rumo Luxembourg S.à r.l.	99.37%	96.41%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	89.29%	85.65%
Senior Notes 2027	Cosan Luxembourg S.A.	100.73%	100.92%

5.12. FINANCIAL RISK MANAGEMENT

This note explains the exposure to financial risks and how these risks may affect the group's future financial performance. The current year profit and loss information has been included, where relevant, to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, borrowings and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Cash and cash equivalents and lines of credit
Liquidity risk	Loans, borrowings and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Cash and cash equivalents and lines of credit

The Company's Management identifies, evaluates and protects financial risks in close cooperation with the operating units. The Board of Directors provides written principles for overall risk management, as well as policies covering specific areas such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity.

When all the relevant criteria are met, hedge accounting is applied to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in the recognition of interest expense at a fixed interest rate for hedged floating interest rate loans and inventories, at the fixed exchange rate for hedged purchases.

The Company may opt for the formal designation of new debt operations for which it has derivative financial instruments of the swap type for the exchange of exchange variation and interest, as measured at fair value. The fair value option is intended to eliminate inconsistencies in the result arising from differences between the measurement credits of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts are now measured at fair value. This option is irrevocable and should only be made when the transaction is initially recorded.

The Company's policy is to maintain a capital base to promote investor, creditor and market confidence, and to guarantee the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

53

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)    Market Risk

The aim of market risk management is to manage and control exposure to market risk within acceptable parameters, optimizing returns.

The company uses derivative instruments to manage market risks. All these operations are carried out within the guidelines defined by the Risk Management Committee. In general, the company seeks to apply hedge accounting to manage the volatility of gains or losses.

  Foreign exchange risk

On September 30, 2024, and December 31, 2023, the Company had the following net exposure to the exchange rate variation of assets and liabilities denominated in U.S. dollars, euros, yen and pound sterling:

	09/30/2024	12/31/2023
Cash and cash equivalents	704,200	284,956
Trade payables	(734,269)	(441,768)
Loans, borrowings and debentures	(22,663,322)	(24,861,084)
Leases	(1,885,705)	(1,627,104)
Consideration payable	(205,512)	(203,094)
Derivative financial instruments	21,663,897	14,182,102
FX exposure, net	(3,120,711)	(12,665,992)

The probable scenario considers the estimated exchange rates, made by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	453,888	622,766	794,368	279,563	107,962
Trade payables	High FX rate	204	(15,098)	(30,399)	15,506	30,807
Derivative financial instruments	Low FX rate	3,065,395	8,137,352	13,896,061	(3,381,489)	(9,140,672)
Loans, borrowings and debentures	High FX rate	(2,336,228)	(8,051,857)	(13,700,681)	3,245,790	8,894,613
Leases	High FX rate	(1,777,077)	(2,246,937)	(2,716,797)	(1,307,217)	(837,356)
Consideration payable	High FX rate	683	1,610	2,536	(244)	(1,171)
Impacts on profit or loss before taxes		(593,135)	(1,552,164)	(1,754,912)	(1,148,091)	(945,817)

The probable scenario considers the estimated exchange rates, made by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	09/30/2024	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S. $	5.4481	5.4300	6.7875	8.1450	4.0725	2.7150
Euro	6.0719	6.1359	7.6699	9.2039	4.6019	3.0680
GBP	7.2999	7.3848	9.2310	11.0772	5.5386	3.6924

On September 30, 2024, the Company had no net exposure to exchange rate variations on liabilities denominated in yen.

54

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

ii. Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their loans and use derivative instruments to minimize the risks of fluctuation in variable interest rates.

A sensitivity analysis of the interest rates on loans and financing in compensation for investments in CDI with pre-tax increases and reductions of 25% and 50% is presented below:

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	6,619,482	7,022,838	7,426,192	6,216,128	5,812,772
Marketable securities	1,675,275	1,799,012	1,922,749	1,551,537	1,427,799
Restricted cash	23,060	27,800	32,540	18,320	13,580
Lease and concession in installments	(121,000)	(133,862)	(160,635)	(80,317)	(53,545)
Leases liabilities	(430,819)	(431,178)	(431,538)	(430,463)	(430,108)
Derivative financial instruments	(1,558,596)	(2,201,967)	(2,830,658)	(682,400)	244,487
Loans, borrowings and debentures	(18,537,799)	(20,084,614)	(21,002,877)	(18,248,085)	(17,329,822)
Other financial liabilities	(71,369)	(87,076)	(102,782)	(55,662)	(39,955)
Impacts on the result before taxes	(12,401,766)	(14,089,047)	(15,147,009)	(11,710,942)	(10,354,792)

Part of the amount shown under derivative financial instruments corresponds to the Total Return Swap (TRS):

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Derivative financial instruments	(764)	(6)	(12)	6	13

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil ("BACEN"), as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	11.71%	14.64%	17.56%	8.78%	5.85%
CDI	11.61%	14.51%	17.41%	8.71%	5.80%
TJLP462 (TJLP + 1% p.a.)	7.90%	9.63%	11.35%	6.18%	4.45%
TJLP	6.90%	8.63%	10.35%	5.18%	3.45%
IPCA	4.00%	5.00%	6.00%	3.00%	2.00%
IGPM	4.09%	5.12%	6.14%	3.07%	2.05%
Fed Funds	3.50%	4.38%	5.25%	2.63%	1.75%
SOFR	3.61%	4.51%	5.42%	2.71%	1.81%

55

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

              (iii)         Price Risk

  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale Shares subject to call options. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the mentioned structure reflect the impacts of the intrinsic values of the options according to the appreciation or devaluation of the shares.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Call Spread)	1.34%	194,212	420,066	646,421	49,673	(4,797)
  Call Option (“Call”)

The Company has a call option which gives it the right to repurchase all the preferred shares of Cosan Nove and Cosan Dez, which may be exercised as of the third year after the execution of the respective agreements in December 2022.

As of September 30, 2024, the Company measured the fair value of the call option and concluded that it is out of price.

  Contingent put option

In the shareholders' agreements entered into between the Company and the banks Itaú and Bradesco regarding the issuance of preferred shares, it was defined that both financial institutions have a contingent put option only when the specific adverse material effects provided for in the contract occur, which are under the Company's control and, therefore, do not constitute a financial obligation.

The prices for the exercise of the options are calculated based on the initial amounts of R$4,115,000 and R$4,000,000 adjusted by a weighted average rate of CDI + 1.25% minus the dividends received by non-controlling shareholders in this period, which, on September 30, 2024, is represented by the amounts of R$4,475,959 and R$3,946,780, respectively.

  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3's share prices. To mitigate such exposures, total return swap derivatives of 113,348,712 shares of CSAN3 were contracted, in which the Company receives the variation in the share price and proceeds on the active end and pays CDI + 1.42% on the passive end.

The sensitivity analysis considers the closing price of the shares as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Net exposure	(852,960)	370,650	741,301	(367,136)	(741,301)
Value of the share (CSAN3)	13.08	16.35	19.62	9.81	6.54

56

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)        Credit risk

The Company's regular operations expose it to potential defaults when customers, suppliers and counterparties fail to meet their financial or other commitments. The Company seeks to mitigate this risk by conducting transactions with a diverse set of counterparties. However, the Company remains subject to unexpected financial failures from third parties that could disrupt its operations. The exposure to credit risk was as follows:

	09/30/2024	12/31/2023
Cash and cash equivalents	14,627,568	14,658,481
Trade receivables	4,204,914	3,444,636
Marketable securities	4,796,183	3,503,961
Restricted cash	170,195	203,252
Derivative financial instruments	2,587,691	2,546,799
Receivables from related parties	421,866	340,091
Receivable dividends and interest on equity	165,451	255,777
Other financial assets	4,360	3,113
	26,978,228	24,956,110

The Company is exposed to risks related to its cash management activities and temporary investments.

Liquid assets are mainly invested in government bonds and other investments in banks. The credit risk of balances with banks and financial institutions is managed by the treasury department in accordance with the Company's policy.

The credit risk of lease receivables is classified into two categories of customers: (i) Level 1 and (ii) Level 2. Most of the subsidiaries' investment properties are leased to clients classified in Level 1, with no history of late payment or default, and with a sound financial situation. To mitigate credit risk related to leasing receivables, the Company's policy limits its exposure to Level 2 customers to a minimum. For receivables related to the sale of investment properties, the risk is mitigated by granting land ownership to the client only when a down payment for the transaction is received. In addition, the title is transferred only upon receipt of the full outstanding payments.

Surplus fund investments are made only with approved counterparties and within the credit limits assigned to each counterparty. Counterparty credit limits are reviewed annually and may be updated throughout the year. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through counterparty failure to make payments. The credit risk of cash and cash equivalents, securities, restricted cash and derivative financial instruments is determined by rating agencies widely accepted by the market and are arranged as follows:

	09/30/2024	12/31/2023
AAA	20,734,925	20,475,536
AA	417,970	172,871
A	101,975	124,932
Not rated	926,767	139,154
	22,181,637	20,912,493

57

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

c)         Liquidity risk

The Company's approach to managing liquidity is to ensure, whenever possible, sufficient liquidity to meet its liabilities when they mature, under normal and stressful conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

The Company's financial liabilities classified by maturity dates (based on contracted undiscounted cash flows) are as follows:

	09/30/2024					12/31/2023
	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(5,719,917)	(3,213,161)	(22,753,346)	(37,972,992)	(69,659,416)	(67,935,471)
Trade payables	(4,513,318)	(516,837)	—	—	(5,030,155)	(4,184,525)
Other financial liabilities	(951,297)	—	—	—	(951,297)	(476,895)
Installment of tax debts	(3,461)	(538)	—	(213,863)	(217,862)	(217,267)
Leases	(859,413)	(1,271,764)	(997,039)	(19,491,854)	(22,620,070)	(20,874,841)
Lease and concession in installments	(259,456)	(258,480)	(510,148)	(111,306)	(1,139,390)	(1,137,295)
Payables to related parties	(423,698)	(1,078)	—	—	(424,776)	(322,160)
Dividends payable	(81,127)	—	—	—	(81,127)	(549,054)
Derivative financial instruments	(2,134,415)	(1,678,280)	2,089,548	6,547,296	4,824,149	(4,917,895)
	(14,946,102)	(6,940,138)	(22,170,985)	(51,242,719)	(95,299,944)	(100,615,403)

d)        Capital management risk

The group manages the capital structure and adjusts it in light of changing economic conditions and financial covenant requirements. In order to maintain or adjust the capital structure, the Group may adjust the payment of dividends to shareholders, return capital to them or issue new shares. The Company monitors capital mainly through the leverage ratio, calculated as net debt to EBITDA. The group's lowest covenant ratio is currently 3.3x.

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

To achieve this overall objective, the Group's capital management, among other things, aims to ensure compliance with the financial commitments associated with the loans and financing that define the capital structure requirements.

58

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

6. OTHER TAX RECEIVABLE

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
COFINS	3,699	3,699	525,076	487,160
PIS	—	—	108,234	110,904
Tax credits	34,796	33,639	34,796	33,639
ICMS	—	—	1,045,470	924,180
ICMS - CIAP	—	—	265,793	189,813
Other	1,579	4,647	130,456	132,863
	40,074	41,985	2,109,825	1,878,559

Current	5,278	8,346	829,432	745,856
Non-current	34,796	33,639	1,280,393	1,132,703
Total	40,074	41,985	2,109,825	1,878,559

7. INVENTORIES

	Consolidated
	09/30/2024	12/31/2023
Finished products	1,711,767	1,254,818
Parts and accessories	190,878	178,260
Construction Materials	219,359	316,370
Warehouse and other	107,707	43,266
	2,229,711	1,792,714

The balances are presented net of a provision of R$49,098 for obsolete inventories on September 30, 2023 (R$78,709 on December 31, 2023).

8. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATION

a)                  Assets held for sale:

	Parent Company
	Receivables from related parties	Investments in subsidiaries and associates	Total
At January 1, 2024	2,998	—	2,998
Addition	3,138	—	3,138
Transfers (i)	—	794,503	794,503
At September 30, 2024	6,136	794,503	800,639

	Consolidated
	Properties held for sale	Other assets held for sale	Total
At January 1, 2024	342,392	1,795,773	2,138,165
Additions (ii)	—	90,689	90,689
Transfers (iii)	413,953	—	413,953
Sale of agricultural properties held for sale (iv)	(163,507)	—	(163,507)
At September 30, 2024	592,838	1,886,462	2,479,300

59

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

(i)	On September 26, 2024, the Company approved and concluded the dissolution of the subsidiary Atlântico Participações. All the assets, rights and obligations of this subsidiary were succeeded by the Company, as per note 9.1.
(ii)	As mentioned in note 2, the balance corresponding to the investment in the associate Terminal XXXIX de Santos S.A. was added to the group of assets held for sale.
(iii)	Transfers from the investment property group as per note 11.5.
(iv)	Sale of the Vista Alegre farm of the indirect subsidiary Jequitibá Propriedades Agrícolas Ltda.

	Consolidated
	Norgás	TUP Porto São Luis S.A	Radar	Rumo	Total
Cash and cash equivalents	—	48,231	—	—	48,231
Other current tax receivable	—	3,030	—	—	3,030
Dividend receivable	18,646	—	—	—	18,646
Investments in associates	892,854	—	—	90,689	983,543
Property, plant and equipment	—	395,757	—	—	395,757
Intangible assets and goodwill	—	437,220	—	—	437,220
Other assets	—	35	—	—	35
Properties held for sale	—	—	592,838	—	592,838
Total	911,500	884,273	592,838	90,689	2,479,300

b)                 Liabilities held for sale:

	Consolidated
	Norgás	TUP Porto São Luis S.A	Total
Trade payables	—	17,248	17,248
Employee benefits payables	—	1,828	1,828
Other liabilities	—	456	456
Deferred tax liabilities	152,255	66,606	218,861
Total	152,255	86,138	238,393

c)                  Discontinued operation result:

	Parent company				Consolidated
	3Q24	3Q23	9M24	9M23	3Q24	3Q23	9M24	9M23
Equity equivalence	21,582	10,172	21,582	15,654	31,935	29,512	31,935	45,419
Controlling shareholders	21,582	10,172	21,582	15,654	21,582	10,172	21,582	15,654
Non-controlling shareholders	—	—	—	—	10,353	19,340	10,353	29,765

60

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Comparative balance reclassification:

	Parent company
	3Q23	Reclassification	3Q23 (Reclassified)	9M23	Reclassification	9M23 (Reclassified)
Loss before equivalence result equity and net financial result patrimonial	(169,840)	—	(169,840)	(353,875)	—	(353,875)

Interest in earnings of subsidiaries and associates	1,288,011	(10,172)	1,277,839	(24,028)	(15,654)	(39,682)
Interest in earnings of joint ventures	(3,544)	—	(3,544)	154,713	—	154,713
Equity equivalence result	1,284,467	(10,172)	1,274,295	130,685	(15,654)	115,031

Net financial result	(743,982)	—	(743,982)	(1,787,384)	—	(1,787,384)

Profit before income tax and social contribution	370,645	(10,172)	360,473	(2,010,574)	(15,654)	(2,026,228)

Income tax and social contribution	308,107	—	308,107	742,494	—	742,494

Profit from operations in continuity	678,752	(10,172)	668,580	(1,268,080)	(15,654)	(1,283,734)
Result of discontinued operations, net of taxes	—	10,172	10,172	—	15,654	15,654
Profit for the period	678,752	—	678,752	(1,268,080)	—	(1,268,080)

	Consolidated
	3Q23	Reclassification	3Q23 (Reclassified)	9M23	Reclassification	9M23 (Reclassified)
Profit before equivalence result equity and net financial result patrimonial	3,627,100	—	3,627,100	7,481,799	—	7,481,799

Interest in earnings of subsidiaries and associates	104,237	(29,512)	74,725	240,241	(45,419)	194,822
Interest in earnings of joint ventures	(29,861)	—	(29,861)	1,363,556	—	1,363,556
Equity equivalence result	74,376	(29,512)	44,864	1,603,797	(45,419)	1,558,378

Net financial result	(1,474,366)	—	(1,474,366)	(7,386,256)	—	(7,386,256)

Profit before income tax and social contribution	2,227,110	(29,512)	2,197,598	1,699,340	(45,419)	1,653,921

Income tax and social contribution	(500,103)	—	(500,103)	(837,806)	—	(837,806)

Profit from operations in continuity	1,727,007	(29,512)	1,697,495	861,534	(45,419)	816,115
Result of discontinued operations, net of taxes	—	29,512	29,512	—	45,419	45,419
Profit for the period	1,727,007	—	1,727,007	861,534	—	861,534

61

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

d)                    Reclassification of comparative cash flow balance:

	Parent company			Consolidated
	9M23	Reclassification	9M23 (Reclassified)	9M23	Reclassification	9M23 (Reclassified)
Cash flow from operating activities
Loss before income tax and social contribution	(2,010,574)	(15,654)	(2,026,228)	1,699,340	(45,419)	1,653,921
Interest in earnings of subsidiaries and associates	24,028	15,654	39,682	(240,241)	45,419	(194,822)
Other operational activity items	1,720,522	—	1,720,522	6,829,526	—	6,829,526
Net cash (used) generated in operational activities	(266,024)	—	(266,024)	8,288,625	—	8,288,625

Dividends received from associates	—	—	—	180,201	(64,684)	115,517
Operation discontinued	—	—	—	—	64,684	64,684
Other investment activity items	799,394	—	799,394	(4,996,050)	—	(4,996,050)
Liquid cash (used) generated in investment activities	799,394	—	799,394	(4,815,849)	—	(4,815,849)

Net cash generated in activities of financing	612,330	—	612,330	(1,627,381)	—	(1,627,381)

Increase in cash and cash equivalents	1,145,700	—	1,145,700	1,845,395	—	1,845,395

Cash and cash equivalents at the beginning of the period	1,348,461	—	1,348,461	13,301,716	—	13,301,716
Effect of exchange rate variation on the balance of cash and cash equivalents	(19,297)	—	(19,297)	(65,738)	—	(65,738)
Cash and cash equivalents at the end of the period	2,474,864	—	2,474,864	15,081,373	—	15,081,373

62

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9.  INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

The Company's subsidiaries e listed below:

	09/30/2024	12/31/2023
Directly owned subsidiaries, excluding treasury shares
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	98.13%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Oito S.A.	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Dez Participações S.A.	76.80%	76.80%
Radar
Radar Propriedades Agrícolas S.A.	50.00%	50.00%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	50.00%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	50.00%	50.00%
Nova Santa Bárbara Agrícola S.A.	50.00%	50.00%
Terras da Ponta Alta S.A.	50.00%	50.00%
Castanheira Propriedades Agrícolas S.A.	50.00%	50.00%
Manacá Propriedades Agrícolas S.A.	50.00%	50.00%
Paineira Propriedades Agrícolas S.A.	50.00%	50.00%
Tellus Brasil Participações S.A.	20.00%	20.00%
Janus Brasil Participações S.A.	20.00%	20.00%
Duguetiapar Empreendimentos e Participações S.A.	20.00%	20.00%
Gamiovapar Empreendimentos e Participações S.A.	20.00%	20.00%
Moove
Moove Lubricants Holdings	70.00%	70.00%
Rumo
Rumo S.A.	30.40%	30.42%

(i)	Despite presenting on September 30, 2024, an uncovered amount of liabilities of R$70,845, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintain its operational continuity. The subsidiaries have financial support from the Company.

63

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following are investments in subsidiaries and affiliates as of September 30, 2024, which are material to the Company:

a)             Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A.	7,663,761,735	5,601,178,095	73.09%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	157,000	98.13%	98.13%
Cosan Oito S.A.	14,646,505,000	14,646,504,999	100.00%	100.00%
Cosan Global Limited	300	300	100.00%	100.00%
Cosan Dez Participações S.A.	3,473,458,687	2,667,494,858	76.80%	72.00%
Radar
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	53,461,349	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	119,063,044	71,609,945	60.14%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%
Moove
Moove Lubricants Holdings	34,963,764	24,474,635	70.00%	70.00%
Rumo
Rumo S.A.	1,854,868,949	562,529,490	30.40%	30.40%

64

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2024	Interest in earnings of subsidiaries	Discontinued operation	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Capital increase (reduction)	Other	At September 30, 2024	Dividend receivable (i)
Rumo
Rumo S.A.	4,766,466	(211,207)	—	(3,652)	666	—	—	3,316	4,555,589	—
Cosan Corporate
Cosan Corretora de Seguros Ltda	1,257	2,171	—	—	—	—	—	—	3,428	—
Cosan Nove Participações S.A.	7,810,778	(31,192)	—	—	(132,318)	(127,080)	—	14,649	7,534,837	127,080
Cosan Dez Participações S.A.	5,179,164	784,548	21,582	—	(77,721)	(1,287,187)	—	(291)	4,620,095	11,717
Pasadena Empreendimentos e Participações S.A.	1,452	(44)	—	—	—	—	—	—	1,408	—
Cosan Limited Partners Brasil Consultoria Ltda	278	(45)	—	—	—	—	—	—	233	—
Cosan Oito S.A.	10,376,283	1,469,193	—	—	(81,820)	(546,000)	3,340,000	(29,091)	14,528,565	—
Atlântico Participações Ltda(ii)	902,421	(84)	—	—	—	—	—	(902,337)	—	—
Cosan Global	119,355	15,692	—	—	—	—	—	—	135,047	—
Other	25,112	540	—	—	1,615	—	—	—	27,267	—
Radar
Radar II Propriedades Agrícolas S.A.	1,153,530	22,615	—	—	—	(13,379)	(238)	—	1,162,528	—
Radar Propriedades Agrícolas S.A.	215,346	6,946	—	—	—	(15,096)	—	—	207,196	—
Nova Agrícola Ponte Alta S.A.	441,821	7,661	—	—	—	(3,843)	—	—	445,639	—
Nova Santa Bárbara Agrícola S.A.	27,948	396	—	—	—	1,712	—	—	30,056	—
Nova Amaralina S.A. Propriedades Agrícolas	220,184	3,861	—	—	—	(1,451)	—	—	222,594	—
Terras da Ponte Alta S.A.	92,122	485	—	—	—	(415)	—	—	92,192	11,073
Paineira Propriedades Agrícolas S.A.	210,735	5,959	—	—	—	(1,163)	—	—	215,531	—
Manacá Propriedades Agrícolas S.A.	209,644	5,561	—	—	—	(4,016)	—	—	211,189	—
Castanheira Propriedades Agrícolas S.A.	331,453	4,712	—	—	—	(2,183)	—	—	333,982	—
Tellus Brasil Participações S.A.	774,837	14,244	—	—	—	(22,878)	(2,484)	—	763,719	—
Janus Brasil Participações S.A.	1,122,692	28,987	—	—	—	(27,012)	—	—	1,124,667	—
Duguetiapar Empreendimentos e Participações S.A.	17,721	342	—	—	—	—	(2,505)	—	15,558	—
Gamiovapar Empreendimentos e Participações S.A.	114,336	2,284	—	—	—	(2,349)	—	—	114,271	—
Moove
Moove Lubricants Holdings	1,626,216	165,977	—	—	7,750	(630,000)	—	135,793	1,305,736	368
Other	627	(9)	—	—	(257)	—	—	—	361	—
Total investments in associates	35,741,778	2,299,593	21,582	(3,652)	(282,085)	(2,682,340)	3,334,773	(777,961)	37,651,688	150,238
Cosan Corporate
Cosan Luxembourg S.A.	(146,276)	(27,767)	—	—	—	—	103,198	—	(70,845)	—
Total provision for uncovered liability of associates	(146,276)	(27,767)	—	—	—	—	103,198	—	(70,845)	—
Total	35,595,502	2,271,826	21,582	(3,652)	(282,085)	(2,682,340)	3,437,971	(777,961)	37,580,843	150,238

(i)	Dividends receivable by Cosan S.A. from its subsidiaries.
(ii)	Dissolution of the subsidiary Atlântico Participações, see Note 8.

65

       Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)            Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Rumo
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,250	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	500,000	50,000	10.00%
CLI Sul S.A.	543,750,625	108,750,125	20.00%
Compass
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Corporate
Vale S.A (i)	4,539,007,580	177,342,515	4.15%

(i)	In April 2024, Cosan sold 33,524,185 Vale shares, reducing its stake by 0.78%. The figure of 4.15% refers to the percentage holding, excluding treasury shares, for calculating equity equivalence and receiving dividends.

	At January 1, 2024	Interest in earnings of associates	Dividends	Reclassification to assets held for sale	Write-off related to sale of shareholding	Business combination(ii)	Other	At September 30, 2024	Dividend receivable (i)
Rumo
Rhall Terminais Ltda	6,170	2,298	(1,208)	—	—	—	—	7,260	—
Termag - Terminal Marítimo de Guarujá S.A.	6,018	(3,196)	—	—	—	—	—	2,822	—
TGG - Terminal de Granéis do Guarujá S.A.	15,960	4,172	(5,700)	—	—	—	—	14,432	799
CLI Sul S.A.	217,738	10,779	(5,500)			—	—	223,017	—
Terminal XXXIX S.A.	66,415	38,151	(13,877)	(90,689)	—	—	—	—	—
Compass
Companhia Paranaense de Gás - Compagas	403,532	27,656	(18,209)	—	—	(413,271)	292	—	—
Companhia de Gás de Santa Catarina - Scgás	640,332	28,565	(26,734)	—	—	—	—	642,163	3,377
CEG Rio S.A.	288,386	44,889	(61,829)	—	—	—	—	271,446	73,391
Companhia de Gás de Mato Grosso do Sul - Msgás	297,874	9,581	(22,525)	—	—	—	—	284,930	13,159
Norgás S.A.	—	—	—	—	—	—	—	—	29,049
Corporate
Vale S.A	15,662,485	1,743,752	(948,788)	—	(2,462,833)	—	(110,910)	13,883,706	—
Other	6,459	428	—	—	—	—	(92)	6,795	—
	17,611,369	1,907,075	(1,104,370)	(90,689)	(2,462,833)	(413,271)	(110,710)	15,336,571	119,775

(i)	Dividends receivable by the controlling companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.
(ii)	As disclosed in note 9.3, the subsidiary Compass acquired a 51% stake and control of Compagas and is no longer considered an associate.

66

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9.2. NON-CONTROLLING INTEREST IN SUBSIDIARIES

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Radar
Tellus Brasil Participações S.A.	119,063,044	95,250,435	80.00%
Janus Brasil Participações S.A.	286,370,051	229,096,041	80.00%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,859,074	80.00%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	10,330,376	80.00%
Radar Propriedades Agrícolas S.A.	737,500	368,750	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,469	50.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Rumo
Rumo S.A.	1,854,868,949	1,287,383,261	69.60%
Moove
Moove Lubricants Holdings	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,735	2,062,583,640	26.91%
Cosan Limited Partners Brasil Consultoria Ltda.	160,000	3,000	1.88%
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

67

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

	At January 1, 2024	Interest in earnings of subsidiaries	Capital reduction	Gain with capital increase	Other comprehensive income	Dividends	Business combination	Other	At September 30, 2024
Compass
Comgás	32,145	10,266	—	—	—	(16,803)	—	—	25,608
Commit Gás S.A.	1,562,500	110,936	—	—	—	(377,651)	112,401	143	1,408,329
Norgás S.A.	372,030	—	—	—	—	—	—	—	372,030
Companhia Paranaense de Gás - COMPAGAS	—	579	—	—	—	—	462,197	—	462,776
Biometano Verde Paulínia S.A	237,981	1,848	—	—	—	(331)	—	—	239,498
Compass Gás e Energia	790,672	151,195	—	—	(13,583)	(117,927)	—	785	811,142
Rumo
Rumo S.A.	11,104,589	(478,666)	—	2,972	(81)	(4,628)	—	8,020	10,632,206
Moove
Moove Lubricants Holdings	695,848	70,849	—	—	3,321	(270,000)	—	59,584	559,602
Cosan Corporate
Cosan Limited Partners Brasil	7	(1)	—	—	—	—	—	—	6
Cosan Nove Participações S.A.	2,567,019	(15,955)	—	—	(48,725)	(65,000)	—	5,394	2,442,733
Cosan Dez Participações S.A.	1,512,041	351,264	—	—	(23,356)	(603,022)	—	(215)	1,236,712
Radar
Janus Brasil Participações S.A.	4,743,201	117,773	—	—	—	(110,403)	—	—	4,750,571
Tellus Brasil Participações S.A.	3,156,328	58,218	(10,153)	—	—	(93,507)	—	—	3,110,886
Gamiovapar Empreendimentos e Participações S.A.	472,244	9,335	—	—	—	(9,601)	—	—	471,978
Duguetiapar Empreendimentos e Participações S.A.	66,715	1,398	(10,238)	—	—	—	—	—	57,875
Radar II Propriedades Agrícolas S.A.	1,089,154	22,615	(238)	—	—	(13,379)	—	—	1,098,152
Radar Propriedades Agrícolas S.A.	204,444	6,946	—	—	—	(15,096)	—	—	196,294
Nova Agrícola Ponte Alta S.A.	417,013	7,661	—	—	—	(3,843)	—	—	420,831
Nova Amaralina S.A. Propriedades Agrícolas	29,893	3,861	—	—	—	(1,451)	—	—	32,303
Nova Santa Bárbara Agrícola S.A.	197,833	396	—	—	—	1,712	—	—	199,941
Terras da Ponte Alta S.A.	84,251	485	—	—	—	(415)	—	—	84,321
Paineira Propriedades Agrícolas S.A.	199,303	5,959	—	—	—	(1,163)	—	—	204,099
Manacá Propriedades Agrícolas S.A.	199,584	5,561	—	—	—	(4,016)	—	—	201,129
Castanheira Propriedades Agrícolas S.A.	291,078	4,712	—	—	—	(2,183)	—	—	293,607
	30,025,873	447,235	(20,629)	2,972	(82,424)	(1,708,707)	574,598	73,711	29,312,629

68

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

9.3. ACQUISITION OF SUBSIDIARIES

Companhia Paranaense de Gás – COMPAGAS

On September 16, 2024, the indirect subsidiary Compass Dois completed the acquisition of a 51% stake in Companhia Paranaense de Gás - Compagas (“Compagas”) for the amount of R$962,125. Therefore, the subsidiary Compass now holds a total indirect stake of 63.5% in Compagas. Of this total, R$384,394 was paid up to the date of completion of the transaction, while R$577,731 corresponds to the remaining installments, which will be paid up to September 2026 and are recorded under “Other financial liabilities”.

The acquisition is in line with the strategy of the indirect subsidiary Compass to focus on irreplicable assets in the natural gas sector.

Compagas is headquartered in the city of Curitiba, the capital of the state of Paraná, and exclusively operates the piped natural gas distribution service for that state through a concession contract valid until July 2054.

In the preliminary evaluation carried out by the subsidiary Compass, the acquisition price was mostly allocated to the concession right and will be amortized over the term of the concession contract. In addition, a contingent liability was allocated in accordance with note 16.

The fair value of the assets and liabilities acquired is shown below. The value of non-controlling interests is measured by their proportional share in the fair value of the assets and liabilities acquired.

Transferred consideration	09/30/2024
Cash transfer - on the date of signing the contract	47,270
Cash transfer - on the closing date	337,124
Remaining installments	577,731
Transferred consideration	962,125

Identifiable assets acquired and liabilities assumed
Cash and cash equivalents	53,801
Accounts receivable from customers	106,431
Income tax and social contribution to be recovered	25,869
Other taxes to be recovered	53,317
Right of use	18,607
Other assets	62,662
Contract assets	56,627
Intangible	2,905,516
Loans, borrowings and debentures	(285,033)
Trade payables	(77,273)
Current income tax and social contribution payable	(21,258)
Other taxes payable	(32,066)
Lease liabilities	(20,404)
Other accounts payable	(118,548)
Provision for lawsuits	(98,126)
Deferred income tax and social contribution liabilities	(743,602)
Participation of non-controlling shareholders	(924,395)
Net assets acquired	962,125
Cash received	(53,801)
Consideration transferred, net of cash	908,324

The consolidated income statement includes since the acquisition date net operating revenue and net income for the period in the amounts of R$79,443 and R$6,448, respectively generated by Compagas. Whether Compagas had been consolidated since January 1, 2024, the consolidated income statement for the period ended September 30, 2024 would have been increased by net operating revenue and net income for the period in the amounts of R$651,206 and R$26,448 respectively.

69

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

10. INVESTMENT IN JOINT VENTURES

The movements in the investment in subsidiaries jointly in the parent company were as follows:

	Raízen S.A.	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	24,800,000
Shares held by Cosan	517,625,474	12,400,000
Cosan ownership interest	5.01%	50.00%
At January 1, 2024	1,320,592	—	1,320,592
Interest in earnings of joint ventures	(6,211)	(1,806)	(8,017)
Other comprehensive (losses) income	(20,623)	—	(20,623)
Capital increase	—	12,337	12,337
Dividends	(13,589)	—	(13,589)
At September 30, 2024	1,280,169	10,531	1,290,700

The movements in the investment in subsidiaries together in the consolidated were as follows:

	Raízen S.A.	Terminal Alvorada S.A	Radar Gestão de Invest. S.A	Total
Shares issued by the joint venture	10,352,509,484	100,197,076	24,800,000
Shares held by Cosan	4,557,597,117	50,098,538	12,400,000
Cosan ownership interest	5.01%	50.00%	50.00%
Percentage of indirect (Cosan Nove)	25.86%	—	—
Total (i)	30.87%	50.00%	50.00%
At January 1, 2024	11,693.876	48,566	—	11,742.442
Interest in earnings of joint ventures	(54,644)	(1,821)	(1,806)	(58,271)
Other comprehensive (losses) income	(181,624)	—	—	(181,624)
Capital increase (ii)	—	—	12,337	12,337
Dividends	(119,647)	—	—	(119,647)
At September 30, 2024	11,337,961	46,745	10,531	11,395,237

Raízen S.A.

(i)	The Company's total interest in Raízen S.A. is made up of 5.01% direct participation and 39.09% indirect participation through Cosan Nove. The disclosed percentage of 25.86% refers to the economic benefit calculated by the result of Cosan S.A's participation in its subsidiary Cosan Nove of 66.16% multiplied by the participation of 39.09%.
For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the participation of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.

The balance sheet statement and the income statement of the jointly owned subsidiary Raízen S.A. are disclosed in note 4 – Information by segment.

As of September 30, 2024, the Company was in compliance with the covenants of the agreement governing the joint venture.

Radar Gestão de Investimentos S.A.

(ii)	On March 1, 2024, June 26, 2024 and August 2, 2024, the Company contributed R$4,337, R$4,000 and R$4,000, respectively, totaling R$12,337 for the formation of the Radar Gestão de Invest join venture. S.A. with Nuveen Natural Capital Latam Gestora de Ativos Ltda, whose objective is the management and administration of real estate property in the Radar segment.

70

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

11. PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT ASSETS, RIGHT-OFF-USE AND INVESTMENT PROPERTIES

11.1. PROPERTY, PLANT AND EQUIPMENT

a)             Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations	Wagons and locomotives (i)	Permanent easement	Construction in progress	Other assets	Total	Total
Cost
At January 1, 2024	2,217,585	2,099,263	8,698,521	12,852,330	4,785,955	738,737	31,392,391	83,446
Additions	5,102	3,268	—	—	4,054,611	3,170	4,066,151	4,844
Write-offs	(1,170)	(30,762)	(480,939)	(202,873)	(6,299)	(21,828)	(743,871)	(7)
Transfers (ii)	288,676	1,252,836	912,725	959,561	(3,475,123)	35,747	(25,578)	(16)
Exchange differences	28,723	52,687	—	—	3,093	34,533	119,036	—
At September 30, 2024	2,538,916	3,377,292	9,130,307	13,609,018	5,362,237	790,359	34,808,129	88,267
Depreciation
At January 1, 2024	(626,951)	(907,235)	(3,866,953)	(4,510,495)	(13,379)	(227,404)	(10,152,417)	(43,629)
Additions	(39,142)	(161,425)	(474,024)	(708,306)	—	(52,197)	(1,435,094)	(6,202)
Write-offs	928	23,310	423,862	4,841	—	18,184	471,125	—
Transfers (ii)	5,400	(7,292)	(23,170)	—	—	2,183	(22,879)	—
Exchange differences	(8,814)	(22,175)	—	—	—	(18,159)	(49,148)	—
Impairment	—	(213,621)	(711,567)	(1,002,423)	(401,513)	(3,702)	(2,332,826)	—
At September 30, 2024	(668,579)	(1,288,438)	(4,651,852)	(6,216,383)	(414,892)	(281,095)	(13,521,239)	(49,831)
At January 1, 2024	1,590,634	1,192,028	4,831,568	8,341,835	4,772,576	511,333	21,239,974	39,817
At September 30, 2024	1,870,337	2,088,854	4,478,455	7,392,635	4,947,345	509,264	21,286,890	38,436

(i)	On September 30, 2024, assets, mainly wagons and locomotives, at a cost of R$1,390,404 (R$1,390,404 on December 31, 2023), were pledged as collateral to secure bank loans.
(ii)	Transfers from property, plant and equipment because of the capitalization and other reclassifications of these assets.

71

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)      Capitalization of borrowing costs

In the period ended September 30, 2024, the borrowing costs capitalized by the subsidiary Rumo were R$55,022 at an average rate of 11.47% (R$30,263 and 12.35% p.a. on September 30, 2023), while in the indirect subsidiary TRSP the capitalized costs were R$39,617 at a weighted average rate of 7.36% p.a. (R$79,478 and 9.22% p.a. in the period ended September 30, 2023).

c)       Provision for write-off of assets and impairment loss of indirect subsidiary Rumo Malha Sul

As mentioned in Note 2, the subsidiary Rumo identified the residual value of the assets with traffic directly interrupted by the weather events and provisioned the amount of R$182,041, considering that the assets were destroyed or their use was made impossible for an indefinite period.

The extent of the damage raises uncertainties about the process of renewing the concession, which initially expires in February 2027, although Rumo continues to make its best efforts in this regard.

In this context, in the quarter ended June 30, 2024 and in accordance with Circular Letter No. 01/2024-CVM/SNC/SEP, Management identified the existence of indications that led it to perform the recoverability test of the non-current assets (property, plant and equipment, intangibles and rights of use) of the cash generating unit (“CGU”) of Rumo's subsidiary, Rumo Malha Sul, considering the event described above and the term of use of the assets.

For this assessment, the recoverable value of the unit was determined based on its value in use, obtained by discounted cash flow, based on updated projections approved by management. The main assumptions were:

  Projection period: until February 2027.
  Sales volume: a fall of 2.1% is expected in the indirect subsidiary Malha Sul in 2025, followed by annual growth of 0.9% over the rest of the period, based on management's expectations for market development.
  Selling price: considers the average annual growth rate of 3.1%, and is based on current industry trends and includes inflation forecasts for Brazil.
  Projected investments: refer to the maintenance of the Concession and are based on the historical experience of the management of the subsidiary Rumo. Investments do not include capacity increases. No incremental revenue or cost savings were considered in the value-in-use model as a result of this expenditure.
  Nominal discount rate of 11.22%, estimated by the weighted average cost of capital.

On June 30, 2024, the value in use of R$980,352 of the cash-generating unit of the subsidiary Rumo was less than the book value of its property, plant and equipment, intangible assets and rights of use in the amount of R$2,392,775, and a provision for impairment was recorded, allocated as follows: R$2,223,765 in Property, plant and equipment, R$3,973 in Intangible assets (Note 11.2) and R$165,037 in Rights of use (Note 11.4).

On September 30, 2024, the subsidiary Rumo did not identify any new indications of non-recoverability of its assets, nor any significant changes in the assumptions used in the test carried out on June 30, 2024. The amount of R$109,063 that exceeded the value in use was added to the provision for impairment of property, plant and equipment with a counterpart recorded in other income and expenses (Note 21).

72

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

11.2. INTANGIBLE ASSETS AND GOODWILL

	Consolidated									Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships		Other	Supply Agreement	Total	Total
Cost
At January 1, 2024	1,391,974	24,297,484	243,044	155,480	2,630,947		635,380	574,363	29,928,672	22,356
Additions	—	9,576	—	—	59,209		49,608	—	118,393	2,727
Write-offs	—	(122,146)	—	—	(79)		—	—	(122,225)	—
Business combination	—	3,296,886	—	—	—		3	—	3,296,889	—
Transfers (i)	—	1,056,036	(2,177)	—	(17)		36,596	—	1,090,438	16
Assets held for sale	94,011	5,166	19,507	20,849	167,640		15,973	—	323,146	—
At September 30, 2024	1,485,985	28,543,002	260,374	176,329	2,857,700		737,560	574,363	34,635,313	25,099

Amortization
At January 1, 2024	—	(5,476,918)	(63,216)	(9,201)	(1,288,556)		(440,494)	—	(7,278,385)	(15,493)
Additions	—	(698,026)	(5,233)	—	(296,054)		(32,229)	—	(1,031,542)	(1,031)
Write-offs	—	75,601	—	—	—		—	—	75,601	—
Business combination	—	(391,372)	—	—	—		—	—	(391,372)	—
Transfers (i)	—	—	—	—	—		(759)	—	(759)	—
Exchange differences	—	(5,165)	(5,946)	—	(33,948)	—	(1,207)	—	(46,266)	—
Impairment	—	—	—	—	—		(3,972)	—	(3,972)	—
At September 30, 2024	—	(6,495,880)	(74,395)	(9,201)	(1,618,558)		(478,661)	—	(8,676,695)	(16,524)
At January 1, 2024	1,391,974	18,820,566	179,828	146,279	1,342,391		194,886	574,363	22,650,287	6,863
At September 30, 2024	1,485,985	22,047,122	185,979	167,128	1,239,142		258,899	574,363	25,958,618	8,575

(i)	The amount of the transfers also includes a portion of R$89,843 of the intangible asset that was reclassified to a financial asset (R$85,643, period ended September 30, 2023).

73

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)             Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	09/30/2024	12/31/2023
Concession rights:
Compass (i)	From 3.54% to 4.58%	15,624,537	12,307,964
Rumo (ii)	1.59%	6,422,585	6,512,602
		22,047,122	18,820,566
Licenses and authorizations
Operating license for port terminal	3.70%	45,433	47,610
Moove	5.00%	140,546	132,218
		185,979	179,828
Trademarks
Comma	Indefinity	55,728	47,015
Petrochoice (iii)	Indefinity	108,962	96,826
Tirreno (iii)	Indefinity	2,438	2,438
		167,128	146,279
Customers relationship
Compass	20.00%	237,950	280,111
Moove (iii)	5% to 30%	1,001,192	1,062,280
		1,239,142	1,342,391
Supply Agreement
Compass	5.00%	574,363	574,363
		574,363	574,363
Other
Software license	20.00%	208,868	90,162
Other	20.00%	50,031	104,724
		258,899	194,886
Total		24,472,633	21,258,313

(i)	Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, composed of: (i) the concession rights recognized in the business combination and (ii) the concession assets.
(ii)	Referring to Rumo's railroad concession contract. The amount will be amortized until the end of the concession in 2079.
(iii)	Authorization for: (i) lubrication and contamination control solutions, (ii) production and sale of lubricating oils, additives and fluids.

11.3. CONTRACT ASSET

	Compass	Moove	Total
At January 1, 2024	1,041,421	10,684	1,052,105
Additions	1,126,377	15,568	1,141,945
Write-offs	—	(18,021)	(18,021)
Transfers (i)	(1,147,315)	—	(1,147,315)
Business combination	56,627	—	56,627
At September 30, 2024	1,077,110	8,231	1,085,341

(i)	The amount of the transfers also includes a portion of the intangible asset that was reclassified as a financial asset.

During the period ended September 30, 2024, through its subsidiaries, R$112,790 was added related to the capitalization of internally generated labor (R$92,979 in the period ended September 30, 2023), through the capitalization of labor.

74

a)             Capitalization of borrowing costs

During the period ended September 30, 2024, the indirect subsidiary Comgás capitalized R$59,117 at a weighted average rate of 10.38% p.a. (R$59,385 and 12.72% in the period ended September 30, 2023).

During the period ended September 30, 2024, the indirect subsidiary Sulgás capitalized R$1,627 at a weighted average rate of 5.81% p.a. (R$518 at 5.04% p.a. in the period ended September 30, 2023).

11.4 RIGHT-OFF-USE ASSETS

	Consolidated									Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Others	Total	Total
Cost
At January 1, 2024	524,894	521,120	943,428	85,949	60,164	1,533,969	8,096,285	—	11,765,809	42,655
Additions	34,774	46,663	2,216	—	76,053	60,465	801,375	—	1,021,546	—
Contractual readjustments	(514)	282	9,412	1,771	7	—	66,576	—	77,534	—
Write-offs	(14,196)	(551)	—	—	(85)	—	(2,626)	—	(17,458)	—
Business combination (i)	21,531	—	—	—	2,626	—	—	915	25,072	—
Exchange differences	29,105	3,252	—	—	4,653	—	—	—	37,010	—
At September 30, 2024	595,594	570,766	955,056	87,720	143,418	1,594,434	8,961,610	915	12,909,513	42,655

Amortization
At January 1, 2024	(195,073)	(146,748)	(468,555)	(25,354)	(34,737)	(38,349)	(1,343,475)	—	(2,252,291)	(20,455)
Additions	(63,761)	(40,745)	(16,697)	(2,244)	(11,220)	(58,057)	(253,332)	(39)	(446,095)	(4,487)
Write-offs	3,610	247	(2,761)	—	1,817	—	—	—	2,913	—
Exchange differences	(10,353)	(2,042)	—	—	(1,708)	—	—	—	(14,103)	—
Business combination (i)	(4,902)	—	—	—	(726)	—	—	(837)	(6,465)	—
Impairment	—	—	—	—	—	—	(165,039)	—	(165,039)	—
At September 30, 2024	(270,479)	(189,288)	(488,013)	(27,598)	(46,574)	(96,406)	(1,761,846)	(876)	(2,881,080)	(24,942)
At January 1, 2024	329,821	374,372	474,873	60,595	25,427	1,495,620	6,752,810	—	9,513,518	22,200
At September 30, 2024	325,115	381,478	467,043	60,122	96,844	1,498,028	7,199,764	39	10,028,433	17,713

(i)	Right of use amounts identified in the acquisition of Companhia Paranaense de Gás - COMPAGAS, see note 9.3.

75

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

11.5. INVESTMENT PROPERTIES

Investment properties
At January 1, 2024	15,976,126
Additions	3,896
Transfers (i)	(413,953)
Write off	279
At September 30, 2024	15,566,348

(i)	Transfers of the Vista Alegre, Texas, Ipiranga, São Jorge and Santo Antônio farms, from the indirect subsidiaries Jequitibá Propriedades Agrícolas, Tellus Bahia Propriedades Agrícolas, Duguetiapar Empreendimentos and Esus Brasil Participações, respectively, to assets held for sale. For more details see note 8.

12. COMMITMENTS

Considering the current gas supply contracts, the subsidiaries have financial commitments totaling an estimated present value of R$45,711,079, which includes the minimum established in the contract for both commodities and transportation, with a term until December 2034.

The sub-concession contracts to which the subsidiary Rumo, through its subsidiaries, is a party often include commitments to carry out investments with certain characteristics during the term of the contract. These include:

(i)	The addendum for the renewal of the Rumo Malha Paulista concession, which provides for the execution over the course of the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated to December 2017). Of this amount, around R$3,000,000 make up the obligation’s booklet.
(ii)	The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$645,573.

76

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

13. CONCESSIONS PAYABLE
	09/30/2024	12/31/2023
Court discussion:
Rumo Malha Oeste S.A.	2,379,903	2,206,945
	2,379,903	2,206,945

Railroad concession:
Rumo Malha Paulista S.A.	914,646	1,067,256
	914,646	1,067,256

Concessions and grants:
Rumo Malha Sul S.A.	70,289	76,191
Rumo Malha Paulista S.A.	225,798	190,282
Rumo Malha Central S.A.	30,077	24,699
	326,164	291,172

Total	3,620,713	3,565,373

Current	162,315	250,971
Non-current	3,458,398	3,314,402
	3,620,713	3,565,373

a)        Disputed lease and concession:

On July 21, 2020, the subsidiary Rumo filed a request with ANTT, a request to participate in a third-party re-bidding process for the Concession Agreement entered into between Malha Oeste and the Federal Government, through the Ministry of Transport ("Rebidding Process"), in accordance with Law No. 13,448 of June 5, 2017, and Decree No. 9,957 of August 7, 2019. An addendum was signed to the concession contract and, because of this process, the economic and financial rebalancing lawsuit filed by Rumo Malha Oeste against the Federal Government was suspended by a joint decision of the parties, which had been upheld at first instance and was awaiting judgment on an appeal before the Federal Regional Court. Due to the request for re-bidding, in which it was agreed between the Federal Government, the Concessionaire and ANTT that the parties should, among other points, reach an agreement on the rebalancing action, there was a joint request for the process to be suspended, in order to continue negotiating.

The total amount of judicial deposits related to the cases is R$27,415 as of September 30, 2024 (R$26,064 as of December 31, 2023).

77

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b) Leases and grants within the scope of CPC 04/IFRS 16

	09/30/2024	12/31/2023
Leases:
Rumo Malha Sul S.A.	342,879	452,701
Rumo Malha Paulista S.A.	368,650	422,173
Rumo Malha Oeste S.A.	93,780	131,038
	805,309	1,005,912

Grants:
Rumo Malha Paulista S.A. (renewal)	1,637,391	919,011
Rumo Malha Central S.A.	1,086,195	940,456
	2,723,586	1,859,467

Total	3,528,895	2,865,379

Current	536,610	358,464
Non-current	2,992,285	2,506,915
	3,528,895	2,865,379
14. OTHER TAX PAYABLE

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Tax debts installments	217,188	211,226	267,858	217,348
ICMS	—	—	252,758	190,474
COFINS	53,187	96,905	142,569	177,720
PIS	2,918	12,951	18,505	27,073
Social Security charges	42,176	62,249	66,454	87,214
IRRF	—	—	11,602	14,133
Other	7,525	2,082	117,353	122,998
Charges on action plan	—	—	52,301	—
	322,994	385,413	929,400	836,960

Current	109,131	226,556	645,473	673,718
Non-current	213,863	158,857	283,927	163,242
Total	322,994	385,413	929,400	836,960

78

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

15. INCOME TAXES AND SOCIAL CONTRIBUTION
a) Reconciliation of income tax and social contribution expenses:

	Parent Company				Consolidated
	3Q24	3Q23 (Reclassified)	9M24	9M23 (Reclassified)	3Q24	3Q23 (Reclassified)	9M24	9M23 (Reclassified)
Income before income tax and social contribution	110,603	360,473	(1,275,727)	(2,026,228)	1,504,884	2,197,598	674,785	1,653,921
Income tax and social contribution at nominal rate (34%)	(37,605)	(122,561)	433,747	688,917	(511,661)	(747,183)	(229,427)	(562,333)
Adjustments for calculating the effective rate
Equity income	231,461	433,261	769,695	39,111	166,000	20,559	628,593	503,962
Result of companies abroad	(30,952)	(7,909)	(59,422)	(19,560)	(30,151)	(10,004)	(61,152)	(38,418)
Operating profit	—	—	—	—	121,326	81,144	318,632	182,890
Interest on equity	—	—	—	—	(133,988)	8	(133,988)	(1,312)
Goodwill amortization effect			—	—	318	—	953	—
Permanent differences (donations, gifts, etc.)	—	—	—	—	292	(3,187)	(8,491)	(8,170)
Unrecognized tax losses and temporary differences	—	—	—	—	(85,967)	(12,304)	(1,020,057)	(127,632)
ICMS benefit - extemporaneous	—	—	—	—	—	(1,827)	25,645	4,295
ICMS benefit - current year	—	—	—	—	—	—	(521)	68,409
Dividend income	—	—	—	—	—	—	—	136,936
Provision for non-realization of the benefit of the covenant Federative	—	—	—	—	—	—	885	(1,171,810)
Provision for non-realization of the benefit of the covenant Federal - Interest and Fine	—	—	—	—	—	(10,067)	25,851	(152,357)
Selic on indebtedness	5,675	4,849	15,632	14,350	11,825	14,417	48,809	68,283
Rate differential	—	—	—	—	31,887	150,046	84,346	219,960
Benefit Membership Programzero Litigation	(921)	—	(921)	19,710	(921)	—	(921)	23,276
Other	(6,962)	467	(30,988)	(34)	(79,005)	18,295	(65,044)	16,215
Income tax and social contribution (current and deferred)	160,696	308,107	1,127,743	742,494	(510,045)	(500,103)	(385,887)	(837,806)

Effective rate - %	145.29%	85.47%	(88.40%)	(36.64%)	(33.89%)	(22.76%)	(57.19%)	(50.66%)

79

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)   Deferred income tax assets and liabilities

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Deferred tax assets from:
Income taxes losses	1,568,367	945,685	3,419,682	2,714,996
Negative base of social contribution	565,147	340,981	1,192,256	929,055
Temporary differences
Foreign exchange variation - Loans and borrowings	1,691,862	1,165,734	1,884,516	1,292,954
Provision for lawsuits	88,483	95,780	265,815	218,881
Impairment provision (Rumo Malha Oeste)	—	—	22,405	27,072
Post-employment benefit obligation	—	—	153,686	150,336
Provisions for expected credit losses	—	—	43,853	34,511
Provision for non-occurrence of taxes	2,580	6,985	69,315	73,641
Share-based payment transactions	23,331	64,065	98,655	157,825
Lease	2,383	2,497	227,273	161,840
Unrealized loss with derivatives	26,616	165,978	601,928	823,286
Provisions for profit sharing	14,139	36,020	90,994	159,994
Business Combination - Intangible	—	—	124,533	124,379
Business combination – Fixed assets fixed assets	—	—	1,854	24,795
Other provisions	146,711	—	669,356	691,162
Deferred on pre-operating income	—	—	115,575	87,454
Regulatory assets (liability)	—	—	7,378	6,661
Other	48,385	208,331	370,147	391,444
Total	4,178,004	3,032,056	9,359,221	8,070,286

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and financing	—	—	(21,172)	(195,232)
Provision for lawsuits	—	—	(185)	(408)
Useful life review	—	—	(504,833)	(456,093)
Business combination – fixed assets	—	—	(155,243)	(148,872)
Tax goodwill	—	—	(620,850)	(618,758)
Unrealized income with derivatives	—	—	(348,698)	(299,965)
Fair value adjustment on debt	—	—	(496,309)	(281,784)
Marketable securities	—	—	—	(77,437)
Investment properties	—	—	(443,173)	(455,773)
Goods intended for sale	—	—	(18,229)	(10,546)
Effects on the formation of joint ventures	(102,656)	(103,992)	(167,782)	(103,992)
Business Combination - Intangible	—	—	(5,027,895)	(4,426,881)
Post-employment obligations	—	—	(4,641)	(4,641)
Lease	—	—	(10,117)	(10,034)
Provisions	(449,153)	(449,153)	(449,153)	(449,153)
Other(i)	(40,590)	—	(375,622)	(147,120)
Total	(592,399)	(553,145)	(8,643,902)	(7,686,689)

Total deferred taxes recorded	3,585,605	2,478,911	715,319	383,597
Deferred tax assets	3,585,605	2,478,911	6,672,234	5,609,030
Deferred tax liabilities	—	—	(5,956,915)	(5,225,433)
Total deferred, net	3,585,605	2,478,911	715,319	383,597

(i)	Refers mainly to the tax loss recognized on the capital contribution in a subsidiary company.

80

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Deferred income tax and social contribution inactivated

As of September 30, 2024, the balance of inactivated income tax and social contribution is R$4,165,625 (R$2,678,299 as of December 31, 2023) and refers mainly to tax losses and temporary differences of the subsidiary Rumo S.A, of the indirect subsidiaries Rumo Malha Sul and Rumo Malha Oeste, which under current conditions do not meet the requirements for the accounting of said deferred income tax and social contribution asset due to the lack of predictability of future generation of taxable income.

c)   Changes in deferred tax assets and liabilities:

Assets:	Parent Company
	Tax loss and negative base	Employee benefits	Unrealized loss with derivatives	Provisions	Leases	Other	Total
At January 1, 2024	1,286,666	100,085	165,978	102,765	2,497	1,374,065	3,032,056
Credited / charged from income for the period	873,755	(62,615)	(139,362)	135,009	(114)	(159,946)	646,727
Zero litigation	(26,907)	—	—	—	—	—	(26,907)
Foreign exchange differences	—	—	—	—	—	526,128	526,128
At September 30, 2024	2,133,514	37,470	26,616	237,774	2,383	1,740,247	4,178,004

Liabilities:	Parent Company
	Effects on the formation of joint venture	Provisions	Other	Total
At January 1, 2024	(103,992)	(449,153)	—	(553,145)
Credited / charged from income for the period	1,336	—	(38,922)	(37,586)
Recognized in shareholders' equity	—	—	(1,668)	(1,668)
At September 30, 2024	(102,656)	(449,153)	(40,590)	(592,399)

Total deferred taxes recognized				3,585,605

81

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Assets:

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
At January 1, 2024	3,644,051	150,336	317,819	1,045,267	161,840	823,286	124,379	1,803,308	8,070,286
Credited / charged from income for the period	994,794	3,350	(128,170)	(17,485)	1,286	(222,325)	154	(15,400)	616,204
Recognized in shareholders' equity	—	—	—	—	64,147	967	—	—	65,114
Zero litigation	(26,907)	—	—	—	—	—	—	—	(26,907)
Foreign exchange differences	—	—	—	—	—	—	—	591,562	591,562
Business combination	—	—	—	42,962	—	—	—	—	42,962
At September 30, 2024	4,611,938	153,686	189,649	1,070,744	227,273	601,928	124,533	2,379,470	9,359,221

Liabilities:

	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
At January 1, 2024	(103,992)	(4,641)	(4,426,881)	(299,965)	(456,093)	(281,784)	(10,034)	(449,561)	(1,653,738)	(7,686,689)
Credited / charged from income for the period	(63,790)	—	89,761	(48,733)	(48,740)	(214,525)	(83)	223	61,145	(224,742)
Recognized in shareholders' equity	—	—	—	—	—	—	—	—	(9,383)	(9,383)
Business combination (i)	—	—	(690,775)	—	—	—	—	—	(32,313)	(723,088)
At September 30, 2024	(167,782)	(4,641)	(5,027,895)	(348,698)	(504,833)	(496,309)	(10,117)	(449,338)	(1,634,289)	(8,643,902)

Total deferred taxes recorded										715,319

(i)	The respective amount presented differs from the amount shown in note 9.3, since the subsidiary Commit Gás S.A. (“Commit”) has an indirect stake in Compagas, thus generating consolidation effects of R$63,476.

82

16. PROVISION FOR LEGAL PROCEEDINGS AND JUDICIAL DEPOSITS

The Company has contingent liabilities as of September 30, 2024 and December 31, 2023 in relation to:

	Provision for lawsuits
	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Tax	265,368	272,063	817,801	813,732
Civil, environmental and regulatory	62,505	73,744	629,669	512,979
Labor	51,757	55,286	464,740	387,692
	379,630	401,093	1,912,210	1,714,403

	Judicial deposit
	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Tax (i)	385,265	373,779	788,310	652,236
Civil, environmental and regulatory	14,631	16,126	135,845	114,724
Labor	13,217	13,584	124,962	128,941
	413,113	403,489	1,049,117	895,901

(i)

In the period ended September 30, 2024, the Company, through its indirect subsidiary Comgás, made judicial deposits in the amount of R$108,370 in a lawsuit with a prognosis of possible loss, to discuss the deductibility, from the IRPJ and CSLL calculation basis, of late payment interest on tax debts.

83

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Movement of provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
At December 31, 2023	272,063	73,744	55,286	401,093
Provisioned in the period	51,607	6,960	1,064	59,631
Write-offs by reversal / payment	(44,470)	(3,778)	(3,763)	(52,011)
Interest (i)	(13,832)	(14,421)	(830)	(29,083)
At September 30, 2024	265,368	62,505	51,757	379,630

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2023	813,732	512,979	387,692	1,714,403
Provisioned in the period(i)	64,492	86,989	122,055	273,536
Write-offs by reversal / payment	(61,187)	(128,130)	(129,602)	(318,919)
Business combination(ii)	1,381	91,914	4,831	98,126
Interest (iii)	(617)	65,917	79,764	145,064
At September 30, 2024	817,801	629,669	464,740	1,912,210

(i)	In the period ended September 30, 2024, we highlight the judgment in the second instance of the lawsuit inherent to ARSESP in the amount of R$10,476, as well as the agreement signed with the Municipal Government of São Paulo to resolve administrative/judicial disputes and the second-degree judgments in lawsuits involving the Municipality of São Paulo and the Consumer Protection and Defense Foundation (PROCON-SP), respectively, in the amount of R$23,568, offset by write-offs for payments/reversals in the period, through its indirect subsidiary Comgás.
(ii)	Includes the contingent liability in the amount of R$81,664 allocated to the fair value assumed in the business combination as provided for in item 23 of the business combination accounting standard.
(iii)	Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

84

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

a)           Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Compensation with FINSOCIAL	—	—	334,595	326,220
INSS	80,272	77,254	99,760	100,149
ICMS credit	81,498	99,864	144,817	174,860
PIS and COFINS	33,845	32,832	34,181	33,244
IPI	57,653	56,638	64,558	63,358
IRPJ and CSLL	6,238	1,102	12,419	10,698
Other	5,862	4,373	127,471	105,203
	265,368	272,063	817,801	813,732
    Labor claims: The Company and its subsidiaries are party to labor lawsuits filed by former employees and outsourced service providers claiming payment of additional remuneration and indemnities, In addition, the Company and its subsidiaries have public civil lawsuits filed by the Public Labor Prosecutor's Office over alleged non-compliance with labor standards, working conditions and the work environment and, in situations where the need and/or opportunity to improve actions was identified, Conduct Adjustment Agreements were signed with the Brazilian authorities.
    Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

  b)        Possible losses

  The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Tax	4,962,836	4,934,309	16,079,217	15,703,294
Civil, environmental and regulatory	1,090,456	1,045,171	6,484,092	7,166,011
Labor	9,440	9,168	702,454	805,222
	6,062,732	5,988,648	23,265,763	23,674,527

85

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

  Tax:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Isolated fine - Federal tax	—	—	849,502	792,496
IRPJ/CSLL (i)	1,621,398	1,280,245	7,007,738	6,316,155
ICMS -Tax on circulation of goods	1,198,466	1,205,621	3,039,671	2,962,716
IRRF	—	—	1,103,418	1,226,223
PIS and COFINS	1,279,716	1,286,634	2,123,495	2,293,933
MP 470 installment of debts	251,457	232,104	426,437	381,060
Stock Grant Plan	—	—	62,852	60,863
IOF on loans	—	—	191,834	154,606
Reward Credit Compensation	156,966	143,322	156,966	143,322
IPI - Tax on industrialized products	188,687	233,464	365,934	374,471
INSS	75,322	79,019	157,389	159,007
Other	190,824	473,900	593,981	838,442
	4,962,836	4,934,309	16,079,217	15,703,294

(i)	The Company, through its subsidiary Comgás, has notices of infraction issued by the Brazilian Federal Revenue Service regarding the disallowance of amortization of goodwill expenses based on the expectation of future profitability arising from corporate transactions.

  We did not identify any effects of IFRIC 23 / ICPC 22 - Uncertainty about the Treatment of Income Taxes that could affect the accounting policies of the Company and its subsidiaries, as well as these interim financial statements.

  Civil, environmental and regulatory:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Civil	1,039,572	983,867	3,197,678	3,184,240
Environmental (i)	50,072	60,549	1,667,127	2,330,683
Regulatory	812	755	1,619,287	1,651,088
	1,090,456	1,045,171	6,484,092	7,166,011

(i)	The subsidiary Moove was a defendant in a Public Civil Action ("PCA") aimed at paying compensation for environmental pollution that occurred in the former area of Companhia Usina de Passivos, Several PCA’s were filed in the face of different companies, In February 2024, there was a change in one of the PCAs, in which the value assigned by the Public Prosecutor’s Office was R$365,319 and the action was extinguished and filed, In another PCA, there was delimitation of the responsibility of the company and the value that was of R$441,142 changed to R$2,062.

  Labor:

	Parent Company		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Labor claims	9,440	9,168	702,454	805,222
	9,440	9,168	702,454	805,222

86

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

  17. SHAREHOLDERS’ EQUITY

  a)        Share capital

  The subscribed capital on September 30, 2024 is R$8,832,544 (R$8,682,544 on December 31, 2023), fully paid in, represented by 1,866,570,932 registered, book-entry common shares with no par value, According to the statute, the authorized share capital can be increased up to the limit of R$9,000,000.

  On May 29, 2024, the Extraordinary General Meeting approved an increase in the Company's share capital in the amount of R$150,000 without issuing new shares and through the conversion of part of the existing balance in the statutory reserve account and the distribution of dividends of R$840,000.

  As of September 30, 2024, the Company's share capital consists of the following:

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	36.02%
Administrators	26,743,936	1.43%
Free float	1,166,096,508	62.47%
Outstanding shares	1,865,153,386	99.92%
Treasury stock	1,417,546	0.08%
Total	1,866,570,932	100.00%

  b)        Treasury shares

  On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9,93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

  On August 13, 2024, the Board of Directors approved the cancellation of 7,500,000 ordinary shares issued by the Company, acquired and held in treasury, without reducing the value of the share capital, The effects were transferred to shareholders' equity as “Cancellation of treasury shares”, between “Capital transactions” and “Treasury shares” in the amount of R$118,975.

  As of September 30, 2024, the Company had 1,417,546 shares in treasury (6,514,511 shares on December 31, 2023), whose market price was R$13,08.

  b)        Dividends

    Receivable
Parent Company	Investments in associates (i)	Investments in joint venture	Total
At January 1, 2024	99,194	219,941	319,135
Dividends declared	2,682,340	13,589	2,695,929
Other	8,641	—	8,641
Dividends received	(2,639,937)	(228,342)	(2,868,279)
At September 30, 2024	150,238	5,188	155,426

  (i)                      See composition of the balance in note 9.1.a.

Consolidated	Investments in associates (ii)	Investments in joint venture	Total
At January 1, 2024	35,836	219,941	255,777
Dividends declared	1,104,370	119,647	1,224,017
Other	(46,454)	—	(46,454)
Dividends received	(973,977)	(293,912)	(1,267,889)
At September 30, 2024	119,775	45,676	165,451

  (ii)                     See composition of the balance in note 9.1.b

87

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)

  ii. Payable
	Parent Company	Consolidated
At January 1, 2024	276,065	549,054
Dividends declared	566,401	2,318,389
Dividends paid to preferred shareholders	—	(668,022)
Dividends paid	(838,971)	(2,118,294)
At September 30, 2024	3,495	81,127

  d)            Other comprehensive income

	12/31/2023	Comprehensive (loss) income	09/30/2024
Cash flow hedge result	(1,487,128)	(168,501)	(1,655,629)
Exchange rate differences on conversion of operations abroad	1,838,413	(164,175)	1,674,238
Actuarial losses of defined benefit plan	(291,213)	18,561	(272,652)
Deferred tax on actuarial losses of defined benefit plan	99,012	(6,311)	92,701
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	164,373	(320,426)	(156,053)

Attributable to:
Controlling shareholders	314,325	(238,002)	76,323
Non-controlling shareholders	(149,952)	(82,424)	(232,376)

	12/31/2022	Comprehensive (loss) income	09/30/2023
Cash flow hedge result	(1,361,895)	(84,007)	(1,445,902)
Exchange rate differences on conversion of operations abroad	2,010,914	(785,812)	1,225,102
Actuarial losses of defined benefit plan	(219,663)	477	(219,186)
Deferred tax on actuarial losses of defined benefit plan	74,685	(162)	74,523
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	509,330	(869,504)	(360,174)

Attributable to:
Owners of the Company	567,546	(642,462)	(74,916)
Non-controlling interests	(58,216)	(227,042)	(285,258)

88

  Notes to the interim Financial Statements

  (In thousands of Reais, except when otherwise indicated)
18. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

Basic and diluted - Continuous operation
	3Q24	3Q23 (Reclassified)	9M24	9M23 (Reclassified)
Profit (loss) attributable to holders of common shares of Company used in calculating basic earnings per share	271,299	668,580	(147,984)	(1,283,734)
Diluting effect of the share-based plan of subsidiaries	—	(374)	—	(566)
Profit (loss) attributable to holders of common shares of Company used in the calculation of diluted earnings per share	271,299	668,206	(147,948)	(1,284,300)

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,861,492	1,867,217	1,862,665	1,866,823
Dilutive effect of the share-based plan	6,486	—	—	—
Share repurchases	—	—	(1,234)	(13,244)
Diluted	1,867,978	1,867,217	1,861,431	1,853,579

Earnings (loss) per share
Basic	R$0.1457	R$0.3581	(R$0.0794)	(R$0.6877)
Diluted	R$0.1452	R$0.3579	(R$0.0795)	(R$0.6929)

Basic and diluted - Discontinuous operation	3Q24	3Q23 (Reclassified)	9M24	9M23 (Reclassified)
Profit attributable to holders of common shares of Company used in calculating basic earnings per share	21,582	10,172	21,582	15,654
Income attributable to holders of common shares of Company used in the calculation of diluted earnings per share	21,582	10,172	21,582	15,654

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,861,492	1,867,217	1,862,665	1,866,823
Dilutive effect of the share-based plan	6,486	—	8,190	—
Diluted	1,867,978	1,867,217	1,870,855	1,866,823

Earnings per share
Basic	R$0.0116	R$0.0054	R$0.0116	R$0.0084
Diluted	R$0.0116	R$0.0054	R$0.0115	R$0.0084

89

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

In the period ended September 30, 2024, 1,233,742 shares related to the Company's share repurchase plan were considered in the analysis of diluted earnings per share, as they increase the loss per share (10,243,716 shares on September 30, 2023).

Anti-dilution instruments

In the period ended September 30, 2024, 8,189,726 shares related to the Company's stock option plan were not considered in the analysis of diluted earnings per share, as they decrease the loss per share, (7,162,640 shares as of September 30, 2023).

19.  NET SALES

The following table shows the breakdown of gross revenue from the sale of the Company's products and services:

	Consolidated
	3Q24	3Q23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)
Gross revenue from the sale of products and services	13,305,161	11,765,048	36,826,459	34,475,099
Construction revenue	425,193	389,262	1,126,377	1,083,882
Indirect taxes and other deductions	(2,084,057)	(1,858,599)	(5,770,475)	(5,594,109)
Net sales	11,646,297	10,295,711	32,182,361	29,964,872

(i) For more details see note 3.1

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	3Q24	3Q23 (Reclassified)	9M24	9M23 (Reclassified)
At a point in time
Natural gas distribution	4,362,802	3,888,757	11,999,450	12,026,588
Lubricants, base oil and other	2,420,438	2,127,749	7,013,822	6,991,549
Lease and sale of lands	322,222	172,107	612,193	472,654
Other	161,502	111,583	361,159	428,049
	7,266,964	6,300,196	19,986,624	19,918,840
Over time
Railroad transportation services	3,581,400	3,017,190	9,996,729	7,930,971
Container operations	170,863	157,882	476,288	391,041
Construction revenue	425,193	389,262	1,126,377	1,083,882
Services rendered	211,482	445,386	638,650	685,876
	4,388,938	4,009,720	12,238,044	10,091,770
Eliminations	(9,605)	(14,205)	(42,307)	(45,738)
Total net sales	11,646,297	10,295,711	32,182,361	29,964,872

90

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

20. COSTS AND EXPENSES BY TYPE

Expenses are presented in the income statement by function. The reconciliation of income, costs and expenses by nature/function is as follows.

	Parent Company				Consolidated
	3Q24	3Q23	9M24	9M23	3Q24	3Q23 (Reclassified) (i)	9M24	9M23 (Reclassified) (i)
Raw material and material for use in the provision of services	—	—	—	—	(1,834,865)	(1,808,847)	(5,378,896)	(5,490,005)
Gas and transportation cost	—	—	—	—	(3,139,875)	(2,817,813)	(8,711,160)	(8,896,289)
Railroad transport and port elevation expenses	—	—	—	—	(778,504)	(710,041)	(2,194,574)	(2,066,335)
Other transport	—	—	—	—	(162,227)	(138,880)	(394,355)	(426,994)
Depreciation and amortization	(3,951)	(3,670)	(11,731)	(10,697)	(1,067,060)	(867,633)	(2,900,785)	(2,477,810)
Personnel expenses	(56,489)	(96,189)	(191,229)	(222,137)	(910,405)	(791,638)	(2,386,257)	(2,148,200)
Construction cost	—	—	—	—	(425,193)	(389,262)	(1,126,377)	(1,083,882)
Expenses with third-party services	(20,069)	(13,008)	(44,104)	(26,847)	(342,655)	(308,648)	(873,409)	(681,287)
Business expenses	(18)	(7)	(57)	(11)	(10,584)	(8,517)	(30,332)	(28,653)
Cost of properties sold (Note 8)	—	—	—	—	(163,507)		(163,507)	—
Other expenses	(33,541)	(16,644)	(82,148)	(51,166)	(341,035)	(231,205)	(1,014,868)	(893,338)
	(114,068)	(129,518)	(329,269)	(310,858)	(9,175,910)	(8,072,484)	(25,174,520)	(24,192,793)

Cost of goods sold and services rendered	—	—	—	—	(7,809,169)	(7,064,945)	(21,875,210)	(21,480,799)
Selling expenses	—	—	—	—	(417,549)	(329,465)	(1,155,450)	(1,010,705)
General and administrative expenses	(114,068)	(129,518)	(329,269)	(310,858)	(949,192)	(678,074)	(2,143,860)	(1,701,289)
	(114,068)	(129,518)	(329,269)	(310,858)	(9,175,910)	(8,072,484)	(25,174,520)	(24,192,793)

(i)	For more details see note 3.1

91

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

21. OTHER OPERATING INCOME (EXPENSES), NET
	Parent Company				Consolidated
	3Q24	3Q23	9M24	9M23	3Q24	3Q23	9M24	9M23
Extemporaneous tax credits	7,463	—	15,861	—	11,591	6,098	34,358	10,323
Change in fair value of investment properties	—	—	—	—	—	372,015	—	463,837
Loss on disposals of non-current assets and intangible assets	—	—	(7)	13,563	16,638	(4,182)	24,091	(4,959)
Result on sales of investments (i)	—	—	—	—	—	—	(383,205)	—
Net effect of legal claims, recoverables and tax installments	(17,588)	(13,192)	(21,464)	(56,716)	(53,403)	(60,677)	(202,705)	(139,301)
Dividends received from Vale S.A.	—	—	—	—	—	359,452	—	762,204
Contractual agreement and others (ii)	—	—	—	—	123,263	(75,158)	425,575	(109,351)
Reversal of other provisions (iii)	—	—	—	—	—	—	291,032	—
Realization of deferred revenue – (Note 2)	—	—	—	—	—	923,214	—	923,214
Occasional income	6,848	4,323	41,649	61,730	—	158,926	150,079	235,126
Net impairment loss (iv)	—	—	—	—	(109,063)	—	(2,683,879)	—
Winnings from compensation actions	—	—	—	—	—	—	168,855	—
Other	(16,914)	(31,453)	(41,835)	(61,594)	(44,178)	(275,815)	(287,635)	(431,373)
	(20,191)	(40,322)	(5,796)	(43,017)	(55,152)	1,403,873	(2,463,434)	1,709,720

(i)	Net effect of the sale of a stake in Vale S.A., as per note 2.
(ii)	Refers mainly to a commercial agreement with suppliers of the indirect subsidiary Compass.
(iii)	In the second quarter of 2024, the subsidiary Comgás reassessed and concluded, according to the criteria of CPC 25 / IAS 37, that there is currently no probable outflow of resources for part of the amount then recorded in its balance sheet under "Other liabilities," thus proceeding with its reversal.
(iv)	Balance includes provision for write-off of the residual value of assets with traffic directly interrupted by the extreme weather events in Rio Grande do Sul, in the amount of R$182,041 and impairment of the subsidiary Rumo Malha Sul S.A.
(v)	The amount refers to the additional purchase price that CLI SUL undertook to pay to the subsidiary Rumo, under the terms of the purchase and sale agreement.

92

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

22. FINANCIAL RESULTS, NET

The details of revenues and finance costs are as follows:

	Parent Company				Consolidated
	3Q24	3Q23	9M24	9M23	3Q24	3Q23	9M24	9M23
Gross debt cost
Interest and monetary variation	(468,273)	(266,346)	(1,300,726)	(687,981)	(1,364,402)	(965,027)	(4,211,264)	(3,235,041)
Net foreign exchange variation on debts	170,563	(11,767)	(837,407)	(11,767)	466,163	(769,553)	(2,595,788)	1,425,218
Financial result with derivatives and fair value	(121,162)	(32,592)	816,337	(963,447)	(532,845)	(622,049)	1,645,132	(795,799)
Amortization of borrowing costs	(10,702)	(2,580)	(17,623)	(6,805)	(34,228)	(16,422)	(81,284)	(45,798)
Bail bonds and debt guarantees	—	—	—	—	(9,369)	(9,263)	(26,771)	(29,204)
	(429,574)	(313,285)	(1,339,419)	(1,670,000)	(1,474,681)	(2,382,314)	(5,269,975)	(2,680,624)
Income from financial investments and exchange rate variation in cash and cash equivalents	64,144	71,133	123,051	167,838	537,550	572,200	1,485,773	1,503,376
Financial investment update on listed entities	—	—	—	—	—	740,432	—	(4,528,730)
	64,144	71,133	123,051	167,838	537,550	1,312,632	1,485,773	(3,025,354)
Cost of debt, net	(365,430)	(242,152)	(1,216,368)	(1,502,162)	(937,131)	(1,069,682)	(3,784,202)	(5,705,978)

Other charges and monetary variations
Interest in other receivables	18,889	14,662	47,466	37,300	96,229	111,197	345,550	335,987
Update of other financial assets	—	169	—	1,777	—	169	—	1,777
Monetary variation in leases and concessions agreements	—	—	—	—	(126,913)	(121,207)	(367,275)	(399,066)
Interest on leases	(728)	(913)	(2,327)	(2,707)	(162,145)	(129,426)	(458,435)	(308,888)
Interest in shareholders’ equity	—	—	—	(39,534)	(34,347)	—	(34,347)	(43,175)
Interest in contingencies and contracts	(5,619)	(60,244)	(68,298)	(147,914)	(41,427)	(240,748)	(424,049)	(933,857)
Interest in sectoral assets and liabilities	—	—	—	—	(16,283)	(24,359)	(72,108)	(66,057)
Bank charges and other	(9,748)	(7,236)	(31,428)	(25,847)	(19,274)	(35,416)	2,399	(82,838)
Exchange variation and non-debt derivatives	(73,269)	(448,268)	(1,933,516)	(108,297)	(176,003)	35,106	(925,959)	(184,161)
	(70,475)	(501,830)	(1,988,103)	(285,222)	(480,163)	(404,684)	(1,934,224)	(1,680,278)
Financial result, net	(435,905)	(743,982)	(3,204,471)	(1,787,384)	(1,417,294)	(1,474,366)	(5,718,426)	(7,386,256)

Reconciliation
Financial expenses	(581,346)	(504,229)	(1,736,655)	(1,396,303)	(1,825,539)	(646,254)	(5,820,846)	(10,323,734)
Financial income	91,516	91,269	191,887	240,953	680,596	722,377	2,022,082	1,951,914
Exchange variation	303,676	(348,799)	(1,548,901)	361,829	463,788	(756,108)	(2,510,248)	1,379,572
Net effect of derivatives	(249,751)	17,777	(110,802)	(993,863)	(736,139)	(794,381)	590,586	(394,008)
Financial result, net	(435,905)	(743,982)	(3,204,471)	(1,787,384)	(1,417,294)	(1,474,366)	(5,718,426)	(7,386,256)

93

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

23. POST-EMPLOYMENT BENEFITS
	Consolidated
	09/30/2024	12/31/2023
Defined contribution
Futura II	421	333
Defined benefit
Futura	185,605	175,150
Health Insurance	461,696	442,164
	647,301	617,314
Total	647,722	617,647

24. SHARE-BASED PAYMENT

The Company and its subsidiaries have Share-Based Compensation Plans that are settleable in shares and cash, As of September 30, 2024, the Group has the following share-based payment agreements:

Grants made in 2024

In the period ended September 30, 2024, the following Grant Program was established:

Program	Conditions for vesting
Cosan Invest Partners

Grant January 30, 2024,

The incentive program is conditioned on service time (service condition) and performance goals (performance conditions). Of the total actions of the program, 60% are related to service time for the period of 5 years and the actions are granted annually. The rest, equivalent to 40% of the program, are related to performance goals being necessary to achieve specific metrics that can vary between 0% and 110% (to calculate the fair value was considered the achievement of 100%). Shares are locked up for one year. The 2024 grant refers only to the portion granted annually, which is linked to service conditions, (vesting period of 12 months).

Invest Cosan 2024

Grant: July 31, 2024,

The incentive program is conditioned to service conditions and performance conditions. Of the total actions of the program, 50% are related to length of service for a period of 3 years. The remainder, equivalent to 50% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary from 0% to 150%.

Invest Rumo

Grant: August 22, 2024.

Option programs, without lock-up, with delivery of the shares at the end of the three-year vesting period, subject to i) part of the options being conditional on maintaining the employment relationship (service condition) and ii) part on achieving each of the metrics that make up the performance targets (performance conditions), with the amount of performance options granted varying between 0% and 200% depending on performance

Phantom shares - Compass

Grant: August 1, 2024.

Phantom share plan providing for the grant of stock appreciation rights (“SARs”). SARs offer the opportunity to receive a cash payment equal to the fair market value of Compass common stock

94

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
07/31/2019	Cosan S.A.	60	229,020	(229,020)	—	13.44
07/31/2020	Cosan S.A.	60	68,972	(15,524)	53,448	20.93
07/31/2021 - Invest I	Cosan S.A.	36	424,839	(424,839)	—	24.38
09/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(5,283,275)	—	22.24
10/11/2021 - Invest III	Cosan S.A.	60	806,752	(499,856)	306,896	23.20
07/31/2022 - Invest I	Cosan S.A.	36	846,506	(294,866)	551,640	18.74
11/22/2022 - Invest Partners	Cosan S.A.	60	377,173	(2,283)	374,890	17.14
01/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	(6,365,611)	6,106,714	15.26
07/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	(382,256)	665,589	17.53
12/01/2023 - Invest Cosan III - Associates	Cosan S.A.	60	546,734	(49,608)	497,126	17.68
01/30/2024 - Invest Partners	Cosan S.A.	12	2,322,324	(2,322,324)	—	18.18
07/31/2024 - Invest Cosan 2024	Cosan S.A.	36	1,428,479	—	1,428,479	13.54
			25,854,244	(15,869,462)	9,984,782

07/01/2023 - Program SOP A	Moove	72	699,276	—	699,276	142.62
07/01/2023 - Program SOP B	Moove	72	279,710	—	279,710	88.32
07/01/2023 - Program SOP C	Moove	72	223,768	—	223,768	76.54
07/01/2023 - Program SOP D	Moove	72	139,855	—	139,855	71.45
			1,342,609	—	1,342,609

08/15/2019	Rumo S.A.	60	843,152	(843,152)	—	22.17
11/11/2020	Rumo S.A.	60	776,142	(397,941)	378,201	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(1,377,718)	103,282	20.84
09/15/2021	Rumo S.A.	36	1,560,393	(1,560,393)	—	18.19
09/01/2022	Rumo S.A.	36	1,781,640	(264,963)	1,516,677	20.36
09/06/2023	Rumo S.A.	36	1,724,867	(174,240)	1,550,627	21.86
08/22/2024	Rumo S.A.	36	2,433,432	—	2,433,432	23.37
			10,600,626	(4,618,407)	5,982,219

95

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(132,670)	—	50.79
07/31/2020 - Invest II	Moove	60	106,952	(18,341)	88,611	61.89
07/31/2021 - Invest III	Moove	36	80,729	(80,729)	—	102.73
07/31/2022 - Invest IV	Moove	36	77,967	(6,114)	71,853	135.05
07/31/2023 - Invest V	Moove	36	82,204	(1,856)	80,348	150.98
07/31/2024 - Invest VI	Moove	36	60,728	—	60,728	234.43
01/08/2022	Compass	36	882,489	(69,853)	812,636	25.59
01/08/2022	Edge Comercialização	36	30,952	(25,531)	5,421	25.59
01/08/2022	TRSP	36	33,234	(5,120)	28,114	25.59
01/08/2023	Compass	36	255,473	(12,550)	242,923	34.12
01/08/2023	Edge Comercialização	36	26,210	(16,740)	9,470	34.12
01/08/2023	TRSP	36	24,210	—	24,210	34.12
01/08/2024	Compass	36	273,269	—	273,269	42.21
01/08/2024	Edge Comercialização	36	72,548	—	72,548	42.21
01/08/2024	TRSP	36	2,645	—	2,645	42.21
			2,142,280	(369,504)	1,772,776
Total			39,939,759	(20,857,373)	19,082,386

a)        Reconciliation of outstanding share grants

The change in outstanding share grants is as follows:

	Parent company	Consolidated
At January 1, 2024	20,036,862	31,557,498
Granted	3,750,803	6,244,963
Addition of shares (i)	—	468,615
Exercised/cancels/other(ii)	(13,802,883)	(19,188,690)
At September 30, 2024	9,984,782	19,082,386

(i)	Total accrued shares correspond to the proportional number of dividends, interest on equity and reduction of equity eventually paid or credited by the Compass subsidiary to its shareholders between the date of the grant and the end of said vesting exercise.
(ii)	In August 2024, 100% of the provision for the “01/30/2024 - Invest Partners” plan and the first tranche of the “10/11/2021 - Invest III” plan was brought forward. The plans were settled in September 2024 and the advance provision amounted to R$14,585 considering principal and charges.

96

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

b)        Fair value measurement

The weighted average fair value of the programs granted during September 30, 2024 and December 31, 2023 and the main assumptions used in the application of the Black-Scholes and Binomial model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A.	09/30/2024	13.54	N/A	N/A
	12/31/2023	16.82	N/A	N/A

Compass	09/30/2024	41.92	N/A	N/A
	12/31/2023	42.21	N/A	N/A

Rumo (i)	09/30/2024	23.37	10.41%	25.84%
	12/31/2023	21.87	10.41%	25.84%

Moove (ii)	09/30/2024	234.43	4.05%	42.85%
	12/31/2023	105.98	4.05%	42.85%

(i)	Volatility was determined based on the historical volatility of the share price in the last thirty days prior to the grant date.
(ii)	Volatility was determined based on the historical volatility of the parent company's share price, since Moove is not yet publicly traded, taking as a measure the period proportional to the term of the plan.

c)        Expense recognized in profit or loss

Share-based compensation expenses included in the income statement for the period ended September 30, 2024 amounted to R$255,309 (R$151,177 as of September 30, 2023). Of the total amount recognized in the period, the subsidiary Moove finalized the recognition of all expenses related to its Stock Option Plan linked to the liquidity event (Initial Public Offering, or “IPO”), in the amount of R$190,403, recognized throughout 2024, and R$166,112, recognized in the third quarter of 2024, considering the principal amount and charges. For this recognition, it was considered that the transaction was highly probable of realization and, therefore, the vesting conditions linked to performance and services were met.

25.  SUBSEQUENT EVENTS

MOOVE´S ACQUISITION OF DIPI HOLDINGS S.A

On September 29, 2024, Moove’s subsidiary Cosan Lubrificantes e Especialidades S.A. entered into a sale and purchase agreement to acquire all of the shares of DIPI Holdings S.A. for the price of R$410.000, with R$310.000 to be paid at closing, subject to closing price adjustments, and R$100.000 to be paid by 2027, subject to earn-out price adjustments related to the performance of the acquired company. Moove intends to fund the acquisition substantially using cash on hand. DIPI Holdings S.A. is a lubricant and grease manufacturer in Brazil, which operates two lubricant blending plants and one plastic blow molding facility. Completion of the transaction is subject to customary conditions, including without limitation, approval by antitrust authorities, which took place on October, 2024, and other precedent conditions determined in the agreement. The closing is expected to take place in the first quarter of 2025. The acquisition is not expected to have a material impact on Cosan S.A. financial position or results of operations.

97

Notes to the interim Financial Statements

(In thousands of Reais, except when otherwise indicated)

IPO MOOVE

On October 1, 2024, the company announced to the market its initial public offering of 25,000,000 shares of common stock, pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission on July 10, 2024. However, on October 9, 2024, due to adverse capital market conditions and a sharp deterioration in risk perception indicators on the global stage, the Moove subsidiary decided not to proceed with the initial public offering at this time. The splits of the amounts recorded in the context of the preparation of Moove's initial public offering, in the order of R$30,609, as well as the expenses related to the recognition of the Stock Option Plan linked to the liquidity event, in the total amount of R$204,296, will be fully evaluated and duly recognized in the fourth quarter of 2024.

SALE OF AGRICULTURAL PROPERTIES - RADAR

On October 3, 2024, the indirect subsidiary Esus Brasil Participações S.A. signed a purchase and sale agreement for the rural property called Fazenda Santo Antônio, located in the municipality of Martinópolis, state of São Paulo, with a total registered area of 3,399.24 hectares and suitable for growing sugarcane. The amount of the sale is R$172,000, to be received in installments until February 2027.

On October 8, 2024, the indirect subsidiary Duguetiapar Empreendimentos e Participações S/A signed a purchase and sale agreement for the rural property called Fazenda São Jorge, located in the municipality of Paraguaçu Paulista, state of São Paulo, with a total registered area of 578.89 hectares and suitable for growing sugarcane. The sale price is R$37,093, payable in cash.

On October 15, 2024, the indirect subsidiary Duguetiapar Empreendimentos e Participações S/A signed a purchase and sale agreement for the rural property called Fazenda Ipiranga, located in the municipality of Echaporã, state of São Paulo, with a total registered area of 567.41 hectares and suitable for growing sugarcane. The sale price is R$34,907, payable in cash.

ELEVENTH ISSUE OF COSAN DEBENTURES

On October 18, 2024, the Board of Directors of Cosan S.A. approved the public offering of the 11th issue of simple debentures, under a firm placement guarantee, not convertible into shares, of the unsecured type, in three series, in the total amount of R$2,500,000, which was disbursed on November 08, 2024.

The first series has an amount of R$1,500,000, with a DI rate plus a spread of 0.50% p.a. and the principal maturing on January 8, 2028. The second series has an amount of R$500,000, with a DI rate plus a spread of 0.72% p.a. and with principal maturing on January 8, 2030, while a. The third series has an amount of R$500,000, with a DI rate plus a spread of 0.72% p.a. and with principal maturing on January 8, 2030. The third series is for R$500,000, with a DI rate plus a spread of 1.30% p.a. and the principal maturing on January 8, 2035. The three series will have interest payments every six months, and the funds from this funding will be used to manage the company's indebtedness.

BIOMETANO VERDE PAULÍNIA - 1ST ISSUE OF DEBENTURES

On October 10, 2024, Biometano Verde Paulinia concluded its 1st issue of simple debentures, non-convertible into shares, in the amount of R$235,000 with semi-annual remuneration equivalent to CDI + 1.2% p.a. and maturity on October 10, 2025. The funds obtained from the issue will be used to set up a biogas purification plant to produce biomethane.

CHANGES TO COSAN'S EXECUTIVE BOARD

As of November 1, 2024, Mr. Nelson Roseira Gomes Neto stepped down the position of chief executive office of Cosan and became the chief executive office of Raízen. On the same date, Mr. Marcelo Eduardo Martins stepped down as Chief Strategy Officer and became the new chief executive office of Cosan. In addition, Mr. Ricardo Dell Aquila Mussa, current chief executive officer of Raízen, became the new chief executive officer of Cosan Investimentos on November 1, 2024.

NORGÁS – COMPLETION OF THE SALE OF ASSETS HELD FOR SALE

On November 6, 2024, Compass concluded the full sale of its 51% stake in Norgás, in the amount of R$629,165, resulting in a capital gain of R$629,155.

98

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer